51145
СЕВЕРО-ЗАПАДНЫЙ
ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

05011311

13.09.2005 № 01-19/1879

September 13, 2005

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

RECEIVED
SEP 1 6 2005
185

SUPPL

BY HAND

Mail Stop 3-2
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Petersburg Telephone Network

Re: Disclosure materials provided by OJSC ~~North-West Telecom~~ (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *August 01, 2005 and August 31, 2005*. Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

Very truly yours,

Nikolay N. Bredkov

9/20

Enclosures

ANNEX B

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed since July 01, 2005, until July 31, 2005

(indexed to the list of required disclosures in Annex A)

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	A. Securities Issuance Documents			
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1	**Not applicable**
2.	Registered decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, dated July 2, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
3.	Registered amendments to the registered Prospectus and/or decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**
4.	Registered report on the results of the issuance of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2	**Not applicable**
5.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3	**Not applicable**

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	B. Reporting During a Securities Issuance that Requires Registration of a Prospectus			
6.	Information regarding the adoption by the issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2	**Not applicable**

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies authorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
7.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**
8.	Information regarding the registration of the issue of the issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
9.	Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2	**Not applicable**
10.	Change of the date of commencement of the securities' placement	Must be published in each of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		before the new placement commencement date Must be made available to any interested persons at any time upon request	2.5.3	
11.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4	**Not applicable**
12.	Information about suspension of placement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		interested persons at any time upon request		
3.	Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6	**Not applicable**
4.	Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i)	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request		
15.	Information about registration of the report on the results of issuance of the issuer's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6	**Not applicable**
	C. Periodic and Current Reporting			
16.	Annual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
			Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2	
17.	Information regarding the issuer's ratio of net assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1	**Not applicable**
18.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996	**Not applicable**
19.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) that were prepared after filing a Prospectus but before the first quarterly report due after registration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8	**Not applicable**
20.	Quarterly report of the issuer (if the	Must be published on an Authorized Website not later than 45 days after the	Company Law, Article 92.1	**Quarterly Report of the Issuer for**

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	issuer has a registered Prospectus)	end of the quarter Must be made available to any interested persons at any time upon request	Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7	**the 2st Q 2005**
21.	Information on material events affecting the Company's business ("**key-events**") (if the issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3 **Section 6.2 of Regulation No. 03-32/ps identifies the key-events**	**Key-event of August 1, 2005, of July 28, 2005**
22.	Information that may have significant impact on the value of the issuer's securities (if the issuer has a registered Prospectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**	**Notifications of July 29, 2005 (two)**
23.	Information that may have significant impact on the value of the issuer's securities that are publicly issued and/or circulated	Must be published on Agency Websites before disclosure of such information by other means Must be made available to any	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 1.13	**See item 22**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		interested persons at any time upon request		
	D. Corporate Organization			
24.	Information about the issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7	**Not applicable**
25.	Charter, including all changes, amendments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders (**"GMS"**) approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16	**Not applicable**
26.	Records that must be retained by the issuer (*see* Exhibit 1 to Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91	**Not applicable**
27.	Internal regulations of the issuer's	Must be published on an Authorized	Regulation No. 03-32/ps, Section 1.16	**Not applicable**

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
	governing bodies	Website, if the issuer has a registered Prospectus		
	E. Company's Registrar; Shareholders Register Information			
28.	Information regarding the registrar maintaining the issuer's shareholders register (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 8.6)**
29.	Notice concerning termination of the issuer's agreement with the Registrar for maintenance of the issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10	**Not applicable**
30.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8	**Not applicable**
	F. Company's Shareholders and Affiliates			
31.	Number of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1	**Consistent with customary Russian**

---

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
			Regulation No. 9, Section 1	**practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 6.1)**
32.	Information on the acquisition of all of the issuer's shares by one person	Must be published[14]	Civil Code, Article 98.6	**Not applicable**
33.	Lists of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5	**Amendments to the list of affiliated parties of the Company**

[13] *See* footnote to item 17.

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
4.	Notice concerning the (i) acquisition by the Company of twenty percent (20%) or more of any class of securities of any issuer; or (ii) increase or decrease in the Company's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in the form of key-events or information that may have significant impact on the value of the issuer's securities**
	G. General Meetings of Shareholders			
5.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4	**Not applicable**
6.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4	**Not applicable**
7.	Notice of an upcoming GMS	Must be sent not later than 20 days (or	Company Law, Article 52 (sections 1,	**Not applicable**

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock Company," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14, 1996.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	2 and 4)	
Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS	**Not applicable**
Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60	**Not applicable**
Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days	Company Law, Article 62(4)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		after compilation of such report to persons entitled to participate in the GMS		
	H. Other Corporate Actions and Events			
41.	Information regarding the adoption of a decision to decrease the issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1	**Not applicable**
42.	Information regarding the adoption of a decision on the issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6	**Not applicable**
43.	Information regarding the issuer's liquidation and the procedure and period for the filing of claims by the issuer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1	**Not applicable**
	I. Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights			
44.	Notice of repurchase by the issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
45.	Notice to shareholders of their right to require the issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)	**Not applicable**
46.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9	**Not applicable**
47.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9	**Not applicable**
	J. Stock Exchange Requirements			
48.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Company's securities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestж Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**	**Not applicable**

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		to them by issuers at their own initiative		
	K. Other Information			
9.	Information that the issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)	**Press-Releases material to an investment decision, dated August 11**

6 September 2005 year.

PRESS RELEASE/The 2nd coupon yield under the third issue bonds of OJSC North-West Telecom has been paid

On the September, 1st 2005 NP NDC, which acts as the Payment Agent for the series 3 bonds of OJSC North-West Telecom, paid in full amount the 2nd coupon yield under the bonds of the third issue of OJSC NWT . The list of those authorized to get a coupon yield under the bonds was made up as of the 26th of August 2005. The rate for the 1st coupon is 9.25% per annum, RUR 23,06 having been accrued on each bond.

The total amount allocated for the 2nd coupon payment amounted to RUR 69.180 million.

OJSC NWT 's bonds of the third issue are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floatation was held at FB MMVB on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3,000 thousand bonds with the face value of RUR 1,000, the circulation period of the OJSC NWT 's bonds being 6 years with the right of early presentation of the bonds for redemption upon expiry of 3 years. The coupon yield under the bonds is to be paid on a quarterly basis . The next (2nd) coupon period will be 3 months , the coupon to be paid on the 1st of September 2005 at the rate of 9.25% per annum. NP NDC acts as the payment agent of the loan

NOTIFICATION
ON THE ESSENTIAL FACT

"DATA ON FACTS RESULTING IN A NON-RECURRING INCREASE (DECREASE) IN ISSUER'S PROFIT OR LOSSES BY MORE THAN 10 PER CENT"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0300119A28072005*

2. Contents of the notification

2.1. Fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: *Decrease of the net profit for the 2nd quarter of 2005 as compared to the 1st quarter of 2005 is attributable to the greater growth of expenses for normal activities as compared to the income growth rate as well as to the growth of operating income and income from sources other than sales.*

2.2. Date of the fact(s) entailing a nonrecurring increase in the profit or losses of the Issuer by more than 10 per cent: *28.07.2005*

2.3. Net profit (net losses) of the Issuer for the period under report (quarter, year) preceding the period under report when the respective fact (facts) took place: *637,468 thousand roubles.*

2.4. Net profit (net losses) of the Issuer for the period under report (quarter, year) when the respective fact (facts) took place: *518,978 thousand roubles.*

2.5. Change in the profit (losses) of the Issuer in absolute terms and in %: *-118,490 thousand roubles (-18.65%)*

3. Signature

3.1. General Manager ¬____________________V.A. Akulich

3.2. Date July 28, 2005 Official seal

3.3. Acting Chief accountant _______________N.V. Fyodorova

3.4. Date 28th July 2005

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"CHANGE IN THE SHARE OF JOINT-STOCK COMPANY'S PARTICIPATION IN THE AUTHORIZED (SHARE) CAPITAL OF ANOTHER PROFIT-MAKING ORGANIZATION OR IN THE SHARE OF OWNING COMMON STOCK OF ANOTHER JOINT-STOCK COMPANY"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Full official name of the commercial organization, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed:
Card-Centre Meta Open Joint Stock Company
2.2. Location: *19, ul Babushkina, Syktyvkar, Komi Republic, Russia*
2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *18,86%*
2.4. The percentage of common shares of the said organization held by the Joint-Stock Company prior to the change: *18,86%*
2.5. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *0%*
2.6. The percentage of common shares of the said organization held by the Joint-Stock Company after the change: *0%*
2.7. Date since which the share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization changed: *06.07.2005*
2.8. Date on which the Joint-Stock Company received the notice on passing of the title to the share of participation in the authorized capital (unit investment fund) of the said organization: *28.07.2005*

3. Signature

3.1. General Manager ¬____________________V.A. Akulich

3.2. Date July 29, 2005 Official seal

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"CHANGE IN THE SHARE OF JOINT-STOCK COMPANY'S PARTICIPATION IN THE AUTHORIZED (SHARE) CAPITAL OF ANOTHER PROFIT-MAKING ORGANIZATION OR IN THE SHARE OF OWNING COMMON STOCK OF ANOTHER JOINT-STOCK COMPANY"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Full official name of the commercial organization, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed:
North-West Telecombank Closed Joint-Stock Company
2.2. Location: ***12, Baskov per., St. Petersburg, Russia***
2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *14,23%*
2.4. The percentage of common shares of the said organization held by the Joint-Stock Company prior to the change: *14,23%*
2.5. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *0%*
2.6. The percentage of common shares of the said organization held by the Joint-Stock Company after the change: *0%*
2.7. Date since which the share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization changed: *29.03.2005*
2.8. Date on which the Joint-Stock Company received the notice on passing of the title to the share of participation in the authorized capital (unit investment fund) of the said organization: *29.07.2005*
2.9. Full official name of the commercial organization, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed:
Closed Joint-Stock Company – Commercial Bank "Russian Industrial bank"
2.10. **Location:** *str. 1, 40, ul. Shchepkina, Moscow, Russia*
2.11. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *0%*
2.12. The percentage of common shares of the said organization held by the Joint-Stock Company prior to the change: *0%*
2.13. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *8,82%*
2.14. The percentage of common shares of the said organization held by the Joint-Stock Company after the change: *8,82%*
2.15. Date since which the share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization changed: *29.03.2005*
2.16. Date on which the Joint-Stock Company received the notice on passing of the title to the share of participation in the authorized capital (unit investment fund) of the said organization: *29.07.2005*

3. Signature

3.1. General Manager ____________________ V.A. Akulich

3.2. Date July 29, 2005 Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON REORGANIZATION OF THE ISSUER, ITS SUBSIDIARIES AND AFFILIATES"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0100119A01082005*

2. Contents of the notification

2.1. Form of reorganization: *transformation*

2.2. Issuer's authorized management body taking the decision which is the ground for re-organization: *The decision of the sole participant of the AMT LLC No.01-05 dated 19th April 2005 in compliance with the decision of the Board of Directors of OJSC NWT - Minutes No.10-05 dated 19th April 2005*

2.3. Full and abbreviated official names of the reorganized legal entity: *AMT Limited Liability Company, AMT LLC*

2.4. Location: *k.201, d.14, Sinopskaya nab., St. Petersburg, 193167*

2.5. Full and abbreviated official names of the legal entity established as a result of reorganization *AMT Closed Joint-Stock Company, AMT CJSC*

2.6. Location: *office 235, 24 ul. Bolshaya Morskaya, St. Petersburg, 191186*

2.7. The Issuer's share of participation in the authorized (share) capital of the profit-making company established as a result of reorganization: *100%*

2.8. Date of reorganization:

2.8.1. Date of the state registration of the legal entity established as a result of merger, split-off, detachment and transformation: *26.07.2005*

2.9. Date on which the Issuer received written notice on the state registration of the legal entity established as a result of reorganization: *01.08.2005*

3. Signature

3.1. General Manager ________________ V.A. Akulich

3.2. Date August 01, 2005 Official seal

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

si nce 3 0 0 6 2 0 0 5 **till** 3 0 0 9 2 0 0 5

Place of issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

II. Amendments to the list of affiliated parties within the period

since 30 06 2005 till 30 09 2005

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
1	**Reorganization of the affiliated party in the form of transformation**	**26.07.2005**	**01.08.2005**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
AMT Limited Liability Company	k.201, d.14, Sinopskaya nab., St. Petersburg, 193167, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	28.12.2000	0.20	0.25

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-					

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-					

Data on the affiliated party after the amendment:

2	3	4	5	6	7
AMT Closed Joint-Stock Company	24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.07.2005	0.20	0.25

QUARTERLY REPORT

Issuer's code 00119-A

for: the 2nd quarter of 2005

Open Joint-Stock Company North-West Telecom

Place of Issuer's business: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

The information contained in this quarterly report may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager ________________ (signature) V.A. Akulich

_____ August 2005

Acting Chief accountant ________________ (signature) N.V. Fyodorova

_____ August 2005

Official seal

Contact person: Vladislav Yuryevich Smyslov
Shareholders and Securities Department Manager
Tel: ***(812) 719-9231*** Fax: ***(812) 325-83-23***
E-mail: *V.smyslov@nwtelecom.ru*
Address of the Internet page disclosing the information contained in this quarterly report:
http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html

CONTENTS

INTRODUCTION

a) Full official name of the Issuer company: ***Open Joint-Stock Company North-West Telecom***
Abbreviated official name of the Issuer company: ***OJSC NWT***

b) Location of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

c) Contact phones Nos. of the Issuer: ***(812) 719-9324***
E-mail: *office@nwtelecom.ru*

d) Address of the Internet page publishing the complete text of the Issuer's quarterly report: *http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*

e) basic data on securities floated by the Issuer:

Class: ***stock***
Category: ***common***
Number of floated securities: ***881,045,433***
Face value: ***1 rouble***

Class: ***stock***
Category (type): ***preferred type A***
Number of floated securities: ***250,369,337***
Face value: ***1 rouble***

Class: ***bonds***
Type: ***interest-bearing***
Series: ***02***
Number of floated securities: ***1,500,000***
Face value: ***1,000 roubles***

Class: ***bonds***
Type: ***interest-bearing***
Series: ***03***
Number of floated securities: ***3,000,000***
Face value: ***1,000 roubles***

f) other information: ***none***

This quarterly report contains estimates and forecasts of the authorized management bodies of the Issuer in respect of future events and/or actions, development prospects for the industry, in which the Issuer mainly operates, and results of Issuer's activities, including Issuer's plans, probability of the occurrence of certain events and performance of certain actions. Investors must not fully rely on the estimates or forecasts of the Issuer's management bodies, as actual results of the Issuer's activities in the future may differ from the forecast for many reasons. Acquisition of Issuer's securities implies risks that are described in this quarterly report.

I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report

1.1. Members of the Issuer's Management Bodies

1.1.1. Members of the Issuer's Board of Directors:

Chairperson: ***Valery Nikolayevich Yashin***
Year of birth: ***1941***

Konstantin Vladimirovich Belyaev
Year of birth: ***1968***

Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Alexandr Nikolayevich Kiselev
Year of birth: ***1962***

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Dmitry Georgiyevich Yefimov
Year of birth: ***1962***

Nikolay Moiseevich Popov
Year of birth: ***1949***

1.1.2. Members of the collegiate executive body of the Issuer stock company:

Chairperson: ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***

Oleg Viktorovich Popov
Year of birth: ***1968***

Maya Mikhailovna Semchenko
Year of birth: ***1967***

Irina Vladimirovna Tambovskaya
Year of birth: ***1970***

Leonid Zigmundovich Tufrin
Year of birth: ***1947***

Yelena Vladimirovna Umnova
Year of birth: ***1954***

Venera Adykhamovna Khusnutdinova
Year of birth: ***1973***

Grigory Borisovich Chernyak
Year of birth: ***1949***

Vladimir Ivanovich Shumeyko
Year of birth: ***1956***

1.1.3. Person holding the position of (acting as) the Issuer's sole executive body:

Person acting as the sole executive body of the Issuer (General Manager): ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

1.2. Data on Bank Accounts of the Issuer

Information on main settlement accounts of OJSC North-West Telecom as of 30.06.2005.

No.	1.
Full name	Bank of Foreign Trade (Open Joint-Stock Company)
Name	Bank of Foreign Trade
Tax-payer's identification No.:	7702070139
Corr. acc.:	30101810700000000187
BIK:	044525187
Address:	37, ul.Plyushchikha, Moscow, 119992

Account No.:	**Purpose of account**
40702810107000004100	Settlement account

No.	2.
Full name	Bank of Moscow Joint-Stock Commercial Bank Open Joint-Stock Company
Name	Bank of Moscow JSCB OJSC
Tax-payer's identification No.:	7702000406
Corr. acc.:	30101810500000000219
BIK:	044525219
Address:	, ,

Account No.:	**Purpose of account**
40702810900470201163	Settlement account

No.	3.
Full name	Kommerzbank (Eurasia) Closed Joint-Stock Company
Name	Kommerzbank (Eurasia) CJSC

Corr. acc.:	30101810300000000105
BIK:	044525105
Address:	14/2, Kadashevskaya nab., Moscow, 191017

Account No.:	**Purpose of account**
40702810600002001584	Settlement account

No.	4.
Full name	Joint-Stock Commercial Bank Moskovsky Delovoy Mir (Open Joint-Stock Company)
Name	JSCB Moskovsky Delovoy Mir
Tax-payer's identification No.:	7706074960
Corr. acc.:	30101810900000000466
BIK:	044525466
Address:	14, ul. Zhytnaya, Moscow, 113035

Account No.:	**Purpose of account**
40702810800020002580	Settlement account

No.	5.
Full name	Joint-Stock Commercial Bank Promsvyazbank Closed Joint Stock Company
Name	JSCB Promsvyazbank
Tax-payer's identification No.:	7744000912
Corr. acc.:	30101810600000000119
BIK:	044583119
Address:	10, building 22, ul. Smirnovskaya, Moscow, 109052

Account No.:	**Purpose of account**
40702810300060237001	Settlement account

No.	6.
Full name	Open Joint-Stock Company Industry and Construction Bank
Name	Industry and Construction Bank OJSC
Tax-payer's identification No.:	7831000010
Corr. acc.:	30101810200000000791
BIK:	044030791
Address:	38, Nevsky pr., St. Petersburg, 191011

Account No.:	**Purpose of account**
40702810572000002533	Settlement account

No.	7.
Full name	Raffeisenbank Austria Closed Joint-Stock Company
Name	Raffeisenbank Austria CJSC
Tax-payer's identification No.:	7744000302
Corr. acc.:	30101810100000000723
BIK:	044030723
Address:	d.36, nab. r. Moiky, St. Petersburg 191186

Account No.:	**Purpose of account**
40702810703000403517	Settlement account

Full Development name	Inter-Regional Commercial Bank of Communication and Information Support (Open Joint-Stock Company)
Name	JSCB Svyaz-Bank OJSC
Tax-payer's identification No.:	7710301140
Corr. acc.:	30101810900000000848
BIK:	044525848
Address:	7, ul. Tverskaya, Moscow, 103375

Account No.:	**Purpose of account**
40702810900300000001	Settlement account

No.	9.
Full name	North-West Bank - the branch of the Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)
Name	North-West Bank of the Savings Bank of Russia
Tax-payer's identification No.:	7707083893
Corr. acc.:	30101810500000000653
BIK:	044030653
Address:	2, ul. Krasnykh Tekstilshchikov, St. Petersburg, 193124

Account No.:	**Purpose of account**
40702810655000100218	Settlement account

No.	10.
Full name	Citibank Commercial Bank Closed Joint-Stock Company
Name	Citibank CB CJSC
Tax-payer's identification No.:	7710401987
Corr. acc.:	30101810300000000202
BIK:	044525202
Address:	8-10, ul. Gasheka, Moscow, 125047

Account No.:	**Purpose of account**
40702810700790230019	Settlement account
40702840500790230027	Current account
40702978100790230043	Current account

1.3. Data on Issuer's Auditor (Auditors)

Full name: ***Limited Liability Company "Ernst & Young"***
Abbreviated name: ***LLC Ernst & Young***
Location: ***77, Sadovnichesaya nab., building 1, Moscow, Russia, 115035***
Basic state registration No: ***1027739707203***
Tel: ***(812) 703-7800*** Fax: ***(812) 703-7810***
E-mail: ***moscow@ru.ey.com***

Data on Auditor's license:
No. of license for auditing: ***E002138***
Date of issue: ***30.09.2002***
Validity period: ***till 30.09.2007***
Authority issuing the license: ***RF Ministry of Finance***

Fiscal year, for which the auditor independently checked the Issuer's accounts and financial (book-keeping)

Factors are described that may have influence on independence of the auditor on the Issuer, and measures are indicated that have been taken by the Issuer and the auditor to reduce the influence of the said factors: ***there are no factors that may have influence on independence of the auditor on the Issuer.***

Information on any substantial interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials): ***there are no essential interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials)***

Share of the auditor's (auditor's officials') participation in the authorized capital of the Issuer: ***none***

Granting of borrowed funds by the Issuer to the auditor (auditor's officials): ***no funds have been lent***

Any close business relations (participation in Issuer's products (services) promotion, participation in joint business, etc.) or kinship: ***none***

Data on Issuer's officials who are at the same time auditor's officials: ***no such officials***

Issuer's auditor selection procedure:

The auditor is selected at the Annual General Meeting Of The Shareholders

The use of a tender procedure related to the selection of the auditor, and its basic conditions: ***no tender is provided for the selection***

Procedure of proposing a candidate for the position of the auditor for approval by the meeting of the shareholders (participants), including the management body taking the respective decision:

The candidature of the auditor is proposed by Issuer's shareholders in compliance with the Federal Law On Joint-Stock Companies No. 208-FZ of 26th December 1995. Received proposals are considered by the Board of Directors and discussed at the annual general meeting of the shareholders where the auditor is approved (in compliance with article 12, clause 12.2.12 of Issuer's Articles of Association). (The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares, and/or the Company's Board of Directors, also in case of absence of a respective proposal from the shareholders, are entitled to include issues in the agenda of the annual general meeting of the shareholders and to propose candidatures of auditors; in 2005 the candidature of the auditor was proposed by the Board of Directors and approved by the Annual General Meeting of the Shareholders)

Information on the work performed by the auditor in the framework of special auditor assignments:

No such work has been done in the year under report

Procedure of determining the auditor's remuneration amount: ***The amount of the auditor's remuneration is based on a number of facts, including the time actually spent by the auditor to provide the services under the agreement, the complexity and value of the services provided and the hourly rates corresponding to the positions of specialists engaged. The terms of the contract made with the auditor, including the amount of remuneration, are approved by the Board of Directors of the Company (in compliance with article 13, clause 13.4.17 of the Issuer's Articles of Association).***

Any postponed or outstanding payments for services provided by the auditor: ***none***

1.4. Data on the Issuer's Appraiser

No appraiser has been engaged in the quarter under report

1.5. Data on the Issuer's Consultants

Full name: ***Closed Joint-Stock Company AVK Investment Company***
Abbreviated name: ***CJSC IC AVK***
Location: ***1, pavilion Uritskogo, Pushkin, Saint-Petersburg, Russia***
Telephone: ***(812) 230-7733***
Fax: ***(812) 237-0650***
Address of the Internet page used by the financial consultant to provide information on the Issuer: ***http://www.avk.ru/siteDatabase.nsf/0/4B815029D15C97FFC3256DB90038ED3F***

No. of the license of a professional participant of the securities market for dealership: ***178-03343-010000***
Date of issue: ***29.11.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

No. of the license of a professional participant of the securities market for brokerage: ***178-03255-100000***

Validity period: *without time-limit*
Authority issuing the license: *Federal Commission for the Securities Market of Russia*

Services provided by the consultant:

1. Consulting services related to the OJSC NWT bond issue on the basis of Agreement No. 30-OF "Provision of Consulting Services" dated 24.04.2003 and terminating with the registration of the Report on the results of the issue of Series 02 interest-bearing documentary non-convertible bonds, payable to bearer and subject to mandatory centralized deposit (November 14, 2003).

2. Under Agreement No. 50-OF/2004 of 25.07.2004 for provision of consulting services between OJSC North-West Telecom and CJSC IC AVK:

a) Preparation of the texts of Offering Circulars for registration by the authorized registration authority;
b) Giving advice to the Customer on issues related to its authorized bodies taking all decisions required for preparation and approval of Offering Circulars in compliance with the requirements of the Russian Law and the legal standards of the authorized registration authority;
c) Signing the Offering Circulars approved by the Customer and sent to the authorized registration authority;
d) Giving advice to the Customer on the issues of making up a package of documents for the registration of Offering Circulars by the authorized registration authority;
e) Interacting with the authorized registration authority on the basis of the power of attorney issued by the Customer in the course of considering Customer's Offering Circulars submitted for state registration to the extent such interaction is allowed by the law and the legal standards of the authorized registration authority;
f) Holding talks with the Customer's auditor in the course of preparing the Offering Circulars.

No agreement of Information Disclosure Monitoring between OJSC NWT and CJSC IC AVK was made as of the end of the period under report.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Operation

Index	2nd quarter of 2005
Value of Issuer's net assets, thousand roubles	15,517,428
Ratio of total attracted funds to capital and reserves, %	79.0
Ratio of total short-term liabilities to capital and reserves, %	40.5
Cover of debt service payments, %	104.4
Outstanding debt level, %	0
Turnover rate of accounts receivable, times	12.7
Share of profit tax in profit before taxes, %	30.7
Working efficiency, thousand roubles /person	679
Ratio of depreciation to the amount of receipts, %	9.6

Net assets mean the value of all assets of the company after deduction of all liabilities from their total amount. The difference between the net assets and the authorized capital is the initial index of the stability of the enterprise's financial position.
The net assets considerably exceed the amount of the Company's authorized capital, thus, as of 01.07.2005 this excess was 13.7 times. The growth of net assets in the 1st half of 2005 was 5.7% as compared to the beginning of the year. The positive dynamics of this index shows the increase of the stability of the Company's financial position.
The ratio of the total attracted funds to capital and reserves (financial dependency ratio) shows the amount of borrowed funds per rouble of own capital of the organization. As of 01.07.2005, one rouble of own funds corresponded to 79 kopecks of borrowed funds, including 40.5 kopecks of short-term liabilities.
There is no overdue indebtedness.

The accounts receivable turnover rate in fact has not changed in the 2nd quarter of 2005, and, according to the results of the 1st six months, the average accounts receivable repayment period was 29 days, which is one of the best indices in the industry.

Labour productivity is an important indicator characterizing the volume of output per employee, in the 2nd quarter of 2005 this figure was 679,000 roubles per person.

An analysis of the behavior of the above indicators confirms the stability of the Company's sufficient financial standing, its solvency, and low credit risk.

2.2. Issuer's market capitalization

Issuer's market capitalization as of 31.12.2000:

The method of determining the Issuer's market capitalization recommended by the Federal Commission for the Securities Market of Russia and based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2000).

Issuer's market capitalization of common stock: ***124,243,860 US dollars (as of 29.12.2000)***

Market capitalization of preferred stock: ***12,627,900 US dollars (as of 29.12.2000)***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives). The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2001:

Issuer's market capitalization calculated for common stock as of 31.12.2001 – ***184,331,377 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2001 (in December 2001 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2001 – ***20,852,267 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2001.

Issuer's market capitalization as of 31.12.2002:

Issuer's market capitalization calculated for common stock as of 31.12.2001 ***-175,229,761 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2002 – ***21,885,668 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with

Issuer's market capitalization as of 31.12.2003:

The method of determining the Issuer's market capitalization based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2003).

Issuer's market capitalization of common stock: ***290,687,303 US dollars***

Market capitalization of preferred stock: ***61,616,950 US dollars***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives). The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2004:

Issuer's market capitalization as of 31.12.2004 calculated for common shares: *446,637,172 US dollars*

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2004 calculated for preferred shares: ***91,522,511 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 30.06.2005:

Issuer's market capitalization as of 30.06.2005 calculated for common shares: *552,635,748 US dollars*

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months preceding the date of the end of the quarter under report.

Issuer's market capitalization as of 30.06.2005 calculated for preferred shares: ***103,852,786 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for June 2005.

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

Information on Issuer's total accounts payable, with a separate presentation of the total outstanding accounts payable:

	2nd quarter of 2005
Total accounts payable, thousand roubles: - total long-term and short-term liabilities (lines 590 and 690);	*12,187,333*

Total outstanding accounts payable, thousand roubles:	*321*

Structure of account payable for the 2nd quarter of the year 2005.

Name of accounts payable	Code of the Balance sheet line (Form No.1)		Period in which the payment arises					
			Less than 30 days	*from 31 to 60 days*	*from 61 to 90 days*	*from 91 to 180 days*	*from 181 days to 1 year*	*more than 1 year*
Short-term and long-term liabilities, total, roubles		***12,187,333,313***	***5,016,543,722***	***159,927,526***	***148,385,737***	***3,170,920,822***	***3,375,329,538***	***316,225,967***
Accounts payable, total, roubles (except for the overdue accounts payable)	**620**	*2,782,126,853*	*2,284,900,171*	*8,458,206*	*4,364,410*	*11,076,810*	*473,327,257*	*0*
including:								
those to suppliers and contractors, roubles		*1,243,418,178*	1,243,418,178					
notes payable, roubles		*436,878,406*	0	0	0	0	436,878,406	0
those to affiliated parties, roubles		*47,455,183*	17,008,546	2,905,833	2,919,917	8,754,860	15,866,027	
those on wages, roubles	623	*181,323,883*	180,727,070	596,813	0	0	0	
indebtedness to budget and the state out-of-the-budget funds, roubles	624	*347,852,556*	347,852,556	0	0	0	0	
other accounts payable, roubles		*525,198,647*	495,893,821	4,955,560	1,444,493	2,321,950	20,582,824	
Credits, total, roubles (except for the overdue accounts payable)	511 + 611	*2,495,090,681*	1,069,406,633	104,000,000	107,054,048	133,950,733	1,080,679,267	0
Loans, total, roubles (except for the overdue accounts payable)	512 + 612	*4,804,545,111*	49,630,836	16,882,228	13,084,319	3,000,193,833	1,724,753,895	0
including:								
Bond loans, roubles		*4,500,000,000*	0	0	0	3,000,000,000	1,500,000,000	0
Other liabilities, roubles	520 + 515 + 630 + 640 + 650 + 660	*2,105,249,524*	1,612,606,082	30,587,092	23,882,960	25,699,444	96,529,973	315,943,972
Overdue accounts payable, total, roubles	620	*321,143*	0	0	0	2	39,146	281,995
including those to budget and the out-of-the-budget funds, roubles	624	*0*	0	0	0	0	0	0
Overdue indebtedness under credits, roubles		*0*	0	0	0	0	0	0
Overdue indebtedness under loans, roubles		*0*	0	0	0	0	0	0

2.3.2. Issuer's Crediting History

For the period in question the Company:

- had not any agreements of credit or any agreements of loan, the amount of principal debt under which was 5 or more per cent of the value of net assets of the Company as of the date of the last completed reporting quarter preceding the making of the respective agreement (starting from 2000).

- has floated and is servicing on timely basis two bonded loans, the aggregate nominal value of which is 5 and more per cent of the book value of the assets as of the date of the last completed reporting quarter.

Liability	Name of the creditor	Amount of principal debt, roubles/foreign currency	Credit period (loan) / retirement period	Any delay(s) in fulfilling the liabilities of repaying the principal debt and/or the established interest, period of delay, days
2nd Bonded loan of the Company (reg. No. 4-02-00119-A)	market	1,500,000,000 roubles	4 years / 03.10.2007	none
3rd Bonded loan of the Company (reg. No. 4-03-00119-A)	market	3,000,000,000 roubles	6 years / 24.02.2011	none

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

The list of the Company's liabilities from the collateral provided by it and total amount of third parties' liabilities, for which the Company has provided a collateral to third parties, including a pledge or surety, as of 30.06.2005.

Indices / years	**2004**	**1st quarter of 2005**	**2nd quarter of 2005**
Total amount of Issuer's liabilities from the collateral provided by it for third parties' liabilities, thousand roubles	754,437.49	726,055.75	701,322.21
Total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, thousand roubles	754,437.49	726,055.75	701,322.21

Issuer's liabilities of providing a collateral to third parties, including a pledge or surety, for the last completed fiscal year and the last completed period under report, that make at least 5 per cent of the balance value of Issuer's assets for the last completed fiscal year or for the last completed period under report respectively: ***none***

2.3.4. Other Liabilities of the Issuer

As of the report date, the Company has no agreements, including futures contracts not recorded in its balance sheet, that may affect its financial standing, liquidity, funding sources and terms of their use, business results, and expenses, and had no such agreements earlier.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities

Indicate the goals of the issue and areas of using the funds received as a result of floating the issued securities:

1. ***Series 01, 02 and 03 bonds issue. The funds obtained from floating the series 01, 02 and 03 bonds are used for development of OJSC North-West Telecoms investment programmes, as well as for restructuring the rouble and currency debt of the Company in order to reduce its service costs.***

2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated)

2.5.1. Industry Risks:

The competition level is rapidly growing on the Russian telecommunication services market. The market positions of fixed telephone communication services are seen to be weakening in favor of the growing mobile communication services market. One of the main uncertainty factors on the telecommunication services market is the tariff reform, the nature and dates of which remain unclear.

On July 7, 2003, the Federal Law on Communication was passed. The law creates prerequisites for development of a competitive market in the industry, and greater transparency in the communication operators' business. At the same time, there is uncertainty as to the impacts of the new law on he Issuer's

business.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing.

The Issuer's market standing may be aggravated by the following economic factors:

- the rouble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;

- higher competition in the mobile communication sector by Russian and foreign communication operators, and expansion of competing formats operators to the mobile communication market;

- higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;

- *economic risks typical for the Russian Federation in general, including the level of macroeconomic instability in the country, predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.*

In case of unfavourable development of the situation in the region, the Issuer plans to:

- *optimize the structure of production expenses;*
- *reduce enterprise's expenses, including reduction and revision of Issuer's investment programme;*
- *change the structure of provided services for the purpose of maximizing the income of the enterprise.*

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

OJSC NWT's principal activity is that of communication operator, and as such, the Issuer does not export goods, work, or services. The portion of imported equipment is insignificant and does not affect the Issuer's business. Therefore, the risks related to possible variation of prices for raw materials and services used by the Issuer in its business are described for the home market only.

One of the possible risks are higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

Higher charge rates of OJSC Rostelecom would result in higher costs, and accordingly lower earnings of the Issuer, which may adversely affect the Issuer's fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market):

One of the main uncertainty factors is also the tariff reform, the nature and dates of which remain unclear.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. There is a certain risk of slower local communication tariff growth.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to the law, interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal communication service shall be provided by a universal service operator to be named in a bidding. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities, and will require sizeable investments from the operator. The law "On communication" defines the mechanism ensuring recovery of losses to a universal service operator. However, such a mechanism has not been developed so far. There is a risk for future universal service operators of delayed and incomplete refunding of their losses, which would entail growing accounts receivable and lower profitability of the operator's business. When the universal communication service is introduced, all active

communication operators in the RF will have to make regular deductions to the universal service reserve. However, the industrial regulatory documents do not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for communication operators. The deductions to the reserve will entail a risk of lower profitability of the operator's business.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

The above risks may result in deficient earnings by the Issuer, which will adversely affect its paying capacity.

An important line of the industry's development in the years to come is radical improvement of the tariff policies of telecommunication companies by bringing the communication service charge rates to the level of economically feasible costs, and by minimizing the limits of communication services cross-subsidizing. Among other things, the communication services pricing reform implies higher rates for local telephone communication and avoidance of local communication service subsidizing at the expense of long-distance communication services.

2.5.2. Country Risks and Regional Risks

The Russian market of telecommunication services is becoming very competitive. Although the traditional wire service market is generally divided between the regional operators, each being the absolute monopolist in provision of such services in its region, competition is getting stronger due to a larger proportion of new communication services, and aggressive activity of their providers.

As to the main factors of political risk emergence, the following risks may be emphasized:

- *imperfect legislative base to regulate economic relations;*
- *poor efficiency of the judicial system;*
- *unstable power in the Russian Federation's subject territories.*

A deterioration of the economic situation in the North-Western region may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial enterprises operating in the region, a growth of unemployment and a slowdown of the population's solvent demand. Such developments would result in a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base.

Among other risk factors that may affect the Issuer's business are:

- a not too long, by this day, period of existence of the united company, which means that the Issuer may face risks and problems not evident as of this writing;

- uncertainty in setting the charge rates by MAP and their effect on the Company's business.

There are no risks related to any geographic features of the region, such as higher danger of natural disaster, or possible break of transport communication due to remoteness or poor accessibility.

There are no risks related to possible hostilities, declaration of a state of emergency, or strikes, as the Issuer pursues its business in a region that is stable economically and socially, and is far from places of predictable hostilities or confrontations.

2.5.3. Financial Risks

The Issuer, like any other entity, is subject to influence of the following financial risks:

currency risks;
market risks;
liquidity risks.

In the recent years, gradual decrease of the rouble-to-euro exchange rate and the increase of the rouble-to-dollar exchange rate have been noticed in Russia. The capability of the Government and of the Central Bank of Russia to support a stable rouble exchange rate will depend on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A part of contracts with suppliers, credits and loans of the Company are nominated in US dollars and Euros. The different directions in the changes of currency to rouble exchange rates that have been observed during a few recent years facilitate the balanced state of the Company's currency portfolio.

Starting from the year 2003, the Company maintains a steady policy of reduction of the currency segment in the total liabilities amount. For instance, the foreign currency segment in the total liabilities amount reduced over the year 2003 from 40.1% as of the beginning of the year to 23.9% as of the end of the year. In 2004 and in the 1st and 2nd quarters of 2005 the share of the foreign currency constituent in the total amount of liabilities continued to decrease and, as of 30.06.05, it amounted to a little more than 9% in the total amount of liabilities.

In case of a serious rouble devaluation and occurrence of inflation risks, the Company may take the following measures to reduce them:

optimize (reduce) costs;

revise the investment programme;

take measures to increase the turnover of the accounts receivable.

At the moment, Partner Banks have opened for the Company long-term and short-term credit line limits with fixed and floating interest rates for the total amount of 7.5 billion roubles, 2.75 billion roubles of them having been actually used.

The Company is constantly analyzing the situation in the banking sector of legal entities crediting (volumes, timing, repayment terms, interest rates), which enables efficient management of the bank credits portfolio, proceeding from the current needs and priorities, and results in the reduction of liquidity-related risks.

<u>Changes in interest rates:</u>

Changes in the monetary and credit policy in the country may result in aggravated inflation, increased interest rates for attracted credits used by the Issuer and, respectively, increased expenses of the Issuer.

Presumable actions of the Issuer in case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business:

In case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business, the Issuer presumes to take the following actions:

- *optimize costs;*
- *revise the investment programme;*
- *take measures to increase the turnover of the accounts receivable.*

<u>Inflation:</u>

According to the RF Government official forecast for Russia's social and economic development, the inflation rate will be:

in 2005 - 8%

in 2006 - 6%

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates materially exceeding the RF Government forecasts, i.e. for inflation rates increasing to 25-30% a year, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.

The Issuer believes that the critical inflation rate is within 30% to 40% a year.

Presumable actions of the Issuer to reduce the inflation-caused risk:

If inflation is rapidly growing, the Issuer intends to give special attention to higher turnover rates of current assets, primarily by cutting down the inventory in stock, and to modify the existing contractual relations with the users to reduce the buyers' accounts receivable.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the Issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the accounts receivable of buyers.

<u>Liquidity risks.</u>

The above risks generate a liquidity risk. The Issuer's inability to timely meet its liabilities due to lack of cash increases the probability of a loss. A consequence of such risk event may be penalties, fines, damage to the Issuer's business reputation etc.

In the Issuer's opinion, the key financial indicators of the Issuer, i.e. profit and service prime cost, are the most affected by the financial risks as listed above. The financial risks' effect on the proceeds level is minimum. The Issuer estimates the probability of occurrence of the above-described financial risks (sudden change of exchange rates, inflation, or interest rate growth) as low for the next few years.

Risks related to changes in currency regulation:

The Issuer estimates the risks related to changes in currency regulation as minimum. Due to the ongoing currency regulation liberalization policy, the risks related to changes in the currency laws are decreasing.

Risks related to changes in the tax regulation:

OJSC North-West Telecom considers as one of the risks related to the change in the active law the fact that starting from 1st January 2004, Chapter 30 "Tax on Property of Organizations" of the Tax Code of the Russian Federation took effect, canceling the property tax privilege that was earlier applied by the Issuer – exemption from paying the property tax on the balance value of communication lines.

According to Ruling No. 169-O of the Russian Federation Constitution Court dated April 8, 2004 and published in 2004, the Issuer shall bear the risks of this Ruling entailing re-scheduling of the incoming VAT set-off as applied to transactions funded with borrowed funds. Practical implementation of this Ruling by tax authorities may adversely and materially affect the Company's financial standing, and lead to re-classification of incoming VAT amounts currently recorded as current assets. As of the date of this reporting, the Company management cannot predict the effect of this event on the Company's business.

Risks related to changes in the customs inspection rules and customs duties:

The new Customs Code of the Russian Federation adopted by Federal Law No. 61-FZ of 28.05.2003 became effective on January 1, 2004.

The Customs Code of the Russian Federation approved by the RF Supreme Soviet under No. 5221-1 of 18.06.1993 remains valid as applied to Article 110 (clauses 6 and 8), and Articles 114 and 116, as well as Article 119 (as regards customs duties), which will remain valid until December 31, 2004.

Letter No. 14-10/7236 of the Russian Federation State Customs Committee "On the Coming into Effect of Regulatory Acts of the RF SCC Issued to Implement the Customs Code of the Russian Federation" dated 27.02.2004 lists the RF SCC regulatory acts becoming effective in particular in the 1st quarter of the year 2004 to implement the new Customs Code of the Russian Federation. The Letter also notes that until the effective date of these RF SCC regulatory acts issued to implement the new version of the Customs Code of the Russian Federation, regulatory and other documents of the RF SCC issued before 31.12.2003 will be still applicable where they do not contradict the new version of the Customs Code of the Russian Federation.

Among the regulatory acts that have become effective, the Letter mentions the joint RF SCC and RF Central Bank Regulation No. 01-100/1/243-P of 22.12.2003 titled "On Application of the Bank of Russia and RF SCC Instruction No. 86-I and No. 01-23/26541 "On Currency Inspection Procedure for Receipts from Commodity Export Received in the Russian Federation" dated 13.10.1999, and of the Bank of Russia and RF SCC Instruction No. 91-I and No. 01-11/28644 "On Currency Inspection Procedure Related to Justification of Payments for Imported Commodities by Residents" dated 04.10.2000" (the Regulation became effective on 15.02.2004).

As a large part of the equipment purchased by the Issuer to provide communication services is made of components manufactured outside Russia, the change of the customs inspection rules and customs duties may imply certain risks for the Issuer related to higher costs of purchased fixed assets.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included): *The new Federal Law "On communication" became effective on January 1, 2004. In compliance with this Law, the list of names of communication services to be entered in licenses, and the appropriate lists of licensing terms shall be set by the RF Government to be annually updated. This law extends the list of information to be submitted to the licensing authorities for obtaining a license.*

To extend the term of validity of a license, the documents shall be submitted in the same scope as for the initial license.

In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service.

These changes may cause additional costs of the licensee in pursuing communication business.

Judicial practice in matters related to the Issuer's activity (licensing matters included) that may adversely affect its business results and the results of ongoing lawsuits involving the Issuer:

The Issuer is not involved in lawsuits that might adversely affect its business, therefore changes of judicial practice in matters related to the Issuer's activity (licensing matters included) will not have an adverse effect on its business results.

2.5.5. Risks Related to Operation of the Issuer

Risks related to inability to extend the validity of the Issuer's license for a certain activity or for the use of facilities of restricted circulation (natural resources included):

The terms of issue of new licenses to communication operators, and of extension of existing licenses are determined by a federal executive authority, whose functions are currently performed by the RF Ministry of Information Technologies and Communication. The RF Ministry of Information Technologies and Communication is authorized to determine the method of licensing of individual kinds of services and for individual RF territories, either in a bidding or by the results of review of the communication operator's application. In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of OJSC NWT's licenses expires at different times in the range of the years 2004 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. OJSC NWT has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

The Issuer will face a risk related to liabilities for third parties' debts in the following cases:

Non-fulfillment by OJSC RTK-Leasing of its obligations under credit agreements where the Issuer is the Warrantor to the Savings Bank of Russia (OJSC). The sum of liabilities under the guarantee agreements is 817.5 million roubles.

The Issuer estimates this risk to be minimum, considering that all the equipment purchased by OJSC RTK-Leasing with funds borrowed from the Savings Bank of Russia (OJSC) under credit agreements where the Issuer acts as the warrantor has been transferred to the Issuer under leasing contracts. The source of repayment of the credits from the RF Savings Bank for OJSC RTK-Leasing is the moneys received by OJSC RTK-Leasing from the Issuer as payments under the leasing contracts.

Risks related to ongoing lawsuits where the Issuer is a party:

The Issuer is not involved in any court proceedings that might adversely affect its business results.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries: *none*

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's Official Name (Name)

Full official name in Russian: *открытое акционерное общество «Северо-Западный Телеком»*
Full official name in English: *OJSC North-West Telecom*
Full official name in Russian: *ОАО «СЗТ»*
Abbreviated official name in English: *OJSC N.W. Telecom*
Date the current name was introduced: *10.12.2001*
Ground of introducing the current name: *the name has been introduced in compliance with the decision of the general meeting of the shareholders of 28.11.2001, Minutes No.1*

Previous names of the Issuer

Full official name: *Petersburg Telephone Network Open Joint-Stock Company*

Abbreviated official name: *OJSC PTN*
Date of introducing the name: *16.05.1996.*

Ground of introducing the name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 18.04.96, Minutes No.1, in order to bring the name in line with the Civil Code of RF and the Federal Law On Joint-Stock Companies***

Full official name: ***Petersburg Telephone Network Open Type Joint-Stock Company***

Abbreviated official name: ***OTJSC PTN***

Date of introducing the name: ***06.05.1993***

Ground of introducing the name: ***the name has been introduced as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies"***

The Issuer's official name is not registered as a trade mark or a service mark.

3.1.2. Data on registration of the Issuer by the state:

Date of Issuer's registration by the state: ***06.05.1993***

No. of the certificate of state registration (or any other document confirming the registration of the Issuer by the state): ***2717***

Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

According to the data indicated in the certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Basic state registration No. of the legal entity: ***1027809169849***

Date of registration: ***17.07.2002***

Name of registering authority: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

3.1.3. Data on Issuer's Foundation and Development

Period of the Issuer's existence from the date of its registration by the state: ***12 years and 11 months***

Date, to which the Issuer will exist: the Issuer was established for an unlimited period.

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the Leningrad City Telephone Network (LGTS), a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.

On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (OTJSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of OTJSC PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

- *Artelecom of Arkhangelsk Oblast Open Joint-Stock Company*
- *Murmanelectrosvyaz Open Joint-Stock Company*
- *Novgorodtelecom Open Joint-Stock Company*
- *Open Joint-Stock Company Electrosvyaz of Pskov Oblast*
- *Cherepovetsectrosvyaz Open Joint-Stock Company*
- *Electrosvyaz of Vologda Oblast Open Joint-Stock Company*
- *Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company*
- *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company.*

At the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated through affiliation with the Electrosvyaz of Vologda Oblast Branch.

On 1 October 2004 the affiliation of OJSC Svyaz of the Komi Republic and OJSC Lensvyaz was implemented.

GOALS OF ESTABLISHING THE ISSUER

The main goal of incorporation of the Company is gaining profit.

Basic areas of business (as per clause 4.2 of the Issuer's Articles of Association):

- provision of local and intrazone telephone communication services;

- provision of long-distance and international telephone communication services via payphones and call offices;

- provision of cellular mobile communication services in the range of 450 MHz;

- provision of mobile radio telephone communication services (trunking);

- mobile radio communication services of ALTAI type;

- provision of personal radio paging services;

- personal radio paging services with VHF/FM channel multiplexing;

- services of leasing of data channels, TV program and audio broadcasting channels, local intrazonal channels and communication paths, and physical circuits for telecommunication signal transmission;

- telematic services (including e-mail, information resource access, facsimile message, information/inquiry, message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

- provision of data transmission services;

- telephone communication services using technical facilities of an intelligent communication network;

- telegraph communication services (including the "Telegram" service and the AT/Telex network services);

- broadcasting of TV programmes via a cable TV network;

- provision of wired radio services;

- TV broadcasting services using transmitting facilities;

- broadcasting services using transmitting facilities;

- local telephone communication services using radio access equipment;

- work with data having the status of the state secret;

- taking/providing measures and/or services of state secrets protection;

- taking/providing measures and/or services of state secrets protection in connection with the functioning of the cryptographic authority;

- measures and/or services in the field of state secrets protection related to engineering protection of information;

- design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

- expert assessment of front-end and design documents;

- building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

- general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

- installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

- functions of general contractor and principal developer, process and construction engineering;

- construction, major repair, rebuilding, expansion, and updating of communication facilities;

- construction, major repair, rebuilding, expansion, and updating of civil buildings;

- geodetic survey and mapping;

- maintenance, repair, and sale of metering and cash register machines;

- maintenance, repair, and sale of communication facilities;

- installation, repair, and maintenance of security alarms;

- recovery of networks and communication facilities after failures and damage;

- priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

- actions to provide communication services in emergency situations;

- implementation, according to the established procedure, of mobilization plans for communication networks, and emergency prevention and control actions;

- leasing out property;

- gas facilities operation;

- organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

- testing, among other things, for certification purposes. Metrology services:

- design, development, and implementation of advanced technologies;

- production and sales of components and spare parts for various systems, mechanisms and devices;

- design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;

- production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

- procurement, processing and sale of wood, production of joinery and furniture;

- design and development of software and dataware for automated systems of various applications;

- production, processing, and sale of animal and vegetal products;

- production and sale of consumer goods;

- purchasing and intermediary trade business;

- participation in establishment of stock, commodity, and other exchanges, and trading houses;

- professional training and education of employees in and outside the RF;

- creating a network of company shops in RF and abroad;

- providing services in the field of:

management of leisure, hotel, and medical services;

cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

consulting, marketing and engineering;

information business in compliance with active laws;

production of advertising facilities; advertising services;

- sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;

- organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

- organization of cultural exchanges without currency payments.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

ISSUER'S MISSION

Assisting society development through enabling freedom of communications and access to information

3.1.4. Contact Information

Place of Issuer's business: *St. Petersburg, Russia*

Mailing address of the Issuer: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186*

Telephone: *(812) 719-9235*

Fax: *(812) 110-6277*

E-mail: *office@nwtelecom.ru*

URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: *http://www.nwtelecom.ru/*

Location of the special division of the Issuer for work with shareholders and investors of the Issuer: *14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia*

Telephone: *(812) 719-9231*
Fax: *(812) 325-8323*
E-mail: *V.smyslov@nwtelecom.ru*

3.1.5. Taxpayer's Identification Number

7808020593

3.1.6. Issuer's branches and representative offices

Name: ***Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Manager: ***Vladimir Ivanovich Belokaminskiy***
Period of power of attorney: ***31.12.2005***

Name: ***Murmanelectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***82-a, ul. Lenina, Murmansk, Russia, 183038***
Manager: ***Vitaly Stanislavovich Vitman***
Period of power of attorney: ***31.12.2005***

Name: ***Novgorodtelecom Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001***
Manager: ***Nikolay Pavlovich Emelyanov***
Period of power of attorney: ***31.12.2005***

Name: ***Petersburg Telephone Network Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***18.12.2001***
Location: ***24, ul. Bolshaya Morskaya, St. Petersburg, Russia, 191186***
Manager: ***Leonid Zigmundovich Tufrin***
Period of power of attorney: ***31.12.2005***

Name: ***Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***4, Sovetsky prospekt, Vologda, Russia, 160035***
Manager: ***Yury Alexandrovich Pochekin***
Period of power of attorney: ***31.12.2005***

Name: ***Electrosvyaz of Kaliningrad Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***24, ul. Bolnichnaya, Kaliningrad, Russia, 236024***
Manager: ***Alexandr Vladimirovich Andreyev***
Period of power of attorney: ***31.12.2005***

Name: ***Electrosvyaz of the Republic of Karelia Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000***
Manager: ***Sergey Mikhaylovich Gavryushev***

Name: *Electrosvyaz of Pskov Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *5, Oktyabrsky pr., Pskov, Russia, 180000*
Manager: *Viktor Ivanovich Plyachenko*
Period of power of attorney: *31.12.2005*

Name: *Lensvyaz Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *10.07.2003*
Location: *15, ul. Pochtamtskaya, St. Petersburg, 190000*
Manager: *Vitaly Yevgenyevich Strizhkov*
Period of power of attorney: *31.12.2005*

Name: *Svyaz of the Komi Republic Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *10.07.2003*
Location: *60, ul. Lenina, Syktyvkar, 167981*
Manager: *Vikentiy Alexandrovich Kozlov*
Period of power of attorney: *31.12.2005*

3.2. Basic Business Activities of the Issuer

3.2.1. Branch to which the Issuer belongs

Codes of basic branch areas of the Issuer's activities according to the OKVED classifier:
Basic code: *64.20.11*
Other codes: *64.20.3; 64.20.22; 64.20.21; 64.20.12*

3.2.2. Basic Business Activities of the Issuer

The key predominating and priority business of the company in the quarter under report is: ***the provision of telecommunication services.***

Services providing over 10% of the OJSC NWT income are:

- ***local telephone connection services (city and rural telephone exchanges);***
- ***national and international connection services.***

long-distance and international telephone connections, thousand min.,
In compliance with the resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02) "On Approval of the Rules for Provision of Telephone Communication Services":

Long-distance telephone communication is a telephone connection between users situated in the territory of different entities of the Russian Federation or different administrative districts of one entity of the Russian Federation (except for districts within a city);

International telephone communication is a telephone connection between a user situated in the territory of the Russian Federation and a user situated in the territory of another state.

Volumes of provided long-distance and international communication services are measured in thousands of minutes of calls. The price of the service is determined in roubles and kopecks per minute of a call (depending on the distance between the Issuer's subscriber and the user with whom the telephone connection is provided, the type of subscriber and the discounts applied).

Local telephone communication services (city telephone communication, rural telephone communication), subscriber fee system.
In compliance with the Resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.02) "On Approval of the Rules for Provision of Telephone Communication Services", local telephone communication is a telephone connection between users situated within one inhabited locality or administrative district.

Volumes of provided local telephone communication services are measured by the number of serviced subscribers (telephone lines) of all types (population, budgetary organizations, commercial organizations). The price of the service is determined as the monthly subscriber fee for servicing and is established by the Issuer upon agreement with the regulating state authority for each type of subscriber.

Index	2nd quarter of 2005
Receipts, total	4,924,177
Proceeds from the provision of communication services;	4,788,245
Percentage of proceeds from the provision of communication services in the total amount of receipts, %	97

The Issuer pursues its basic business activities in the territory of Russia.
Seasonal nature of business.
The kinds of business pursued by OJSC NWT are not of a seasonal nature.

3.2.3. Basic Types of Products (Jobs, Services)

Index	the 2nd quarter of 2005
Product 1: Long-distance and international telephone connections	
Volume of receipts from long-distance and international communication, thousand roubles	1,466,693
Share of the total amount of receipts,%	30
Product 2: Local telephone communication services (city and rural telephone communication)	
Volume of receipts from local telephone communication, thousand roubles	1,943,285
Share of the total amount of receipts,%	39
Total amount of receipts, thousand roubles	4,924,177

No.	Expenses Item	the 2nd quarter of 2005
1.	Raw materials, %	**4.101**
2.	Acquired componentry and semi-finished items, %	**0.000**
3.	Jobs and services of production nature, performed by external organizations, %	**33.309**
4.	Fuel, %	**1.030**
5.	Electrical power, %	**1.843**
6.	Expenses for wages, %	**31.460**
7.	Interest on loans, %	**0.000**
8.	Rental, %	**1.416**
9.	Deductions for social needs, %	**7.074**
10.	Depreciation of fixed assets, %	**12.537**
11.	Taxes included in products prime cost, %	**0.206**
12.	Other expenses (explain), %	**7.023**
12.1.	*depreciation of intangible assets, %*	***0.000***
12.2.	*remuneration for innovations, %*	***0.000***
12.3.	*obligatory insurance payments, %*	***0.783***
12.4.	*representation (entertainment) expenses, %*	***0.187***
12.5.	*other, %*	***6.053***
13.	Total: expenses for production and sales of products (jobs, services) (prime cost), %	**100.000**
14.	Returns from sales of products (jobs and services), % of prime cost	**130.896**

3.2.4. Names of the Issuer's suppliers, on which 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

The Issuer does not have any suppliers, on whom at least 10% of all inventory holdings supplies fall.

Forecasts of the accessibility of material holdings and fixed assets sources are estimated as favourable. The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned. The offer of producers and sellers of imported products used in the Issuer's production activities considerably exceed the Issuer's demand for them. Thus, no difficulties in accessibility of material assets and fixed assets sources are expected.

3.2.5. Issuer's products (jobs, services) sales market

The key buyers of the Issuer's products are enterprises of all forms of ownership, and individuals of the North-Western region of the Russian Federation.

There are no consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall.

Possible adverse factors that may affect the sales of the Issuer's products are:

- Deterioration of the legal, political and economic situation in the country and in the Issuer's business region;

- Intensification of investment in alternative telecommunication enterprises of the Issuer's business region;

- State regulation of the company's commercial activities.

The factors reducing such influence are:

- *availability of own network resources as a basis for provision of all kinds of services;*
- *feasibility of fast deployment of a large number of new services on the basis of the existing network infrastructure;*
- *common marketing policy within the region;*
- *re-distributable financial resources;*
- *human resource potential.*

The Company's management provides regular monitoring of variations of the group of the most important indicators describing the Company's efficiency in terms of the economic, financial, engineering, and marketing, to enable prediction of, and fast response to occurrence and/or enhancement of influence of various adverse factors. The Company's strategic and mid-term development plans are developed on the assumption of a pessimistic scenario, which provides an additional safety margin for the Company's business in case of a crisis situation. The economic development forecasts and marketing strategy are annually updated by the performances of the previous period and analysis of the Company's business environment variation.

3.2.6. Data on Availability of Issuer's Licenses:

Data on the licenses for provisions of communication services see in clause 3.2.10.

License: *D 341184(GS-2-781-02-21-0-7808020593-000627-1)*
Date of issue: *25.07.2002*
Validity period: *till 25.07.2007*
Authority issuing the license: *State Committee of RF for Construction and Housing and Communal Services*
Areas of activities: *design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF*

Issuer's forecast as to probability of license prolongation: *positive*

License: *D 341156 (GS-2-781-02-22-0-7808020593-000628-1)*
Date of issue: *25.07.2002*
Validity period: *till 25.07.2007*
Authority issuing the license: *State Committee of RF for Construction and Housing and Communal Services*
Areas of activities: *design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF*

Issuer's forecast as to probability of license prolongation: *positive*

License: *PI No.2-6254*
Date of issue: *15.11.2002*
Validity period: *without limitation of the validity period*
Authority issuing the license: *Ministry of RF for Press, Telecasting, Broadcasting and Mass Media*
Areas of activities: *Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast*

Issuer's forecast as to probability of license prolongation: *no need to prolong the license, as there is no time limit for this license*

License: *1535*
Date of issue: *02.06.2003*
Validity period: *till 02.06.2008*
Authority issuing the license: *The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast*
Areas of activities: *work with data having the status of the state secret*
The license covers:
No. 1535/1 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1535/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/3 – communication centre Petrozavodsk-50 of the Kondopozhsky communication centre of ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom;
No. 1535/4 – GU of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/5 - ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/7 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1535/8 – LTC of Sokolsky MRUS of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/9 - junction point of the production and technical department of ELECTROSVYAZ OF VOLOGDA OBLAST Branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/10 - CHEREPOVETSELECTROSVYAZ Branch of the Open Joint-Stock Company "North-West Telecom" (In the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated and annexed to the Electrosvyaz of Vologda Oblast Branch);
No. 1535/11 – Nyandomsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/12 – Velsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/13 - ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom;
No. 1535/14 – MURMANELECTROSVYAZ, a branch of the open joint-stock company North-West Telecom;
No. 1535/15 - NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom;
No. 1535/16 – Okulovskoye RUS of NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom

Issuer's forecast as to probability of license prolongation: *positive*

License: *1536*
Date of issue: *02.06.2003*
Validity period: *till 02.06.2008*
Authority issuing the license: *The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast*
Areas of activities: *measures and/or services of state secrets protection*
The license covers:

No. 1536/1 - ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1536/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/3 - ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom;
No. 1536/4 - ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/5 - ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/7 - NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom

Issuer's forecast as to probability of license prolongation: positive

License: ***278M***
Date of issue: ***23.12.2003***
Validity period: ***till 02.06.2008***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***measures and/or services of state secrets protection (operation and storage of cryptographic facilities)***

Issuer's forecast as to probability of license prolongation: positive

License: ***56-DG-000041***
Date of issue: ***19.04.2002***
Validity period: ***till 19.04.2007***
Authority issuing the license: ***Federal Mining and Industrial Supervision Committee of Russia (Gosgortekhnadzor of Russia)***
Areas of activities: ***gas networks operation***

Issuer's forecast as to probability of license prolongation: positive

License: ***853x***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***maintenance of cryptographic facilities***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***854p***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***distribution of cryptographic facilities***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***855u***

Date of issue: *15.03.2004*
Validity period: *till 15.03.2009*
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***provision of cryptooperation services***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***SPB 02235***
Date of issue: ***24.05.2004***
Validity period: ***till 01.04.2029***
Authority issuing the license: ***Main Board of Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for St. Petersburg and Leningrad Oblast, Committee for Nature Management, Environment Protection and Environmental Safety of the St. Petersburg government***
Areas of activities: ***the Earth's interior use: prospecting and extraction of subsurface process waters for technological purposes (for use in air-cooling units)***
The license is applicable to:
5/7, Bataysky pereulok, Admiralteysky district, St. Petersburg

Issuer's forecast as to probability of license prolongation: ***positive***

3.2.10. Issuer's Joint Activity

Joint activities with other organizations	*Amount of investments, thousand roubles*	*Goal of investments*	*Net profit (loss), thousand roubles*	
			2004	*1st half of 2005*
CJSC FORE - OJSC NWT - Federal State Unitary Enterprise "Gosudarstvenny Obukhovsky Zavod"	*4055*	*gaining profit*	*no activity*	*no activity*

3.2.13. Extra requirements for Issuers whose key activities consist in provision of communication services

License: *22791*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) OJSC NWT (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous District and Saint Petersburg.

2) The services shall be provided using the Licensee's telematic service engineering facilities.

The Licensee's telematic service installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 500,000 users (of which, at least 100,000 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 5,000 simultaneous conversations by the end of the license term of validity. The number

of users simultaneously participating in an audio or video conference session shall be at least 100 (of which, at least 10 by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

5) Connection of the Licensee's speech information transmission telematic service to a public telephone communication network or to the portion of the Iskra network used for commercial purposes, and use of communication channels and physical circuits of a public communication network shall be based on an agreement with the operators of the respective public communication networks and at tariffs effective for the relevant category of users.

6) The capacity of the subscriber (connecting) multiple trunks used to connect the Licensee's equipment for speech information transmission telematic services to the switching stations of the public telephone communication network shall meet the effective requirements for the maximum load in busy hours (BH) per subscriber (connecting) line. Where a local telephone communication network has adequate facilities, the BH maximum load values may be updated by agreement between the local telephone communication network operator and the telematic service operator.

7) The Licensee may not provide its speech information transmission telematic service equipment for inter-exchange or inter-network connections on public telephone communication networks.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *22792*

Date of issue: *11.07.2002*

Validity period: *till 11.07.2007*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*

Basic conditions of activities:

1) *Data transmission services shall be provided using the licensee's data transmission network.*
2) *The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 1000 users (of which, at least 500 users by the end of 2003).*
3) *The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.*
4) *The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.*
5) *The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.*
6) *International telex traffic generated by users may only be transmitted via the international station of the Telex network of the Russian Federation.*

Wireless data transmission equipment operating in the 2400-2483.5 MHz frequency range may be used subject to permission by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

7) *The Licensee shall provide the communication services covered by this license daily, 24*

hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23224***
Date of issue: ***1.08.2002***
Validity period: ***till 1.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The Licensee is authorized to provide to users data channels, TV program and audio broadcasting channels, local, intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission in the licensed territory. The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee is at least 500.

2) By the end of the third year of operation the Licensee must ensure the possibility of arranging at least 70% communication channels of the quantity stated in item 1.

3) Channels, communication chains or physical circuits may be provided to users for the arrangement of communication networks, provided their owners have the respective licenses, for intraindustrial networks that do not provide communication services on a paid basis, including those having access to public communication networks, and for the arrangement of subscriber loops for the purpose of getting access to various communication networks in compliance with the networking rules.

4) Provision of communication services using radioelectronic facilities is permitted only after a permission of the State Radio Frequency Service for the use of operating frequencies is obtained.

5) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

6) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

7) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23225***
Date of issue: ***1.08.2002***
Validity period: ***till 1.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The Licensee's network capacity is 5 payphones and 50 call offices.

2) Long-distance and international telephone communication services shall be provided to users with the payphones and call office terminal facilities connected to local telephone networks of the appropriate public network operators, and of other operators licensed to provide local telephone services in the given territory, at the subscriber device level, under a joint business agreement.

Local, long-distance and international telephone communication services via payphone equipment shall be provided in compliance with the "Concept of a Uniform Payphone Card of Russia".

3) By the end of the third year, the Licensee shall ensure commissioning of at least 70% of the network capacity as specified in clause 1.

4) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *23226*
Date of issue: *14.11.2002*
Validity period: *till 14.11.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) The telegraph communication services shall be provided using the Licensee's engineering facilities.

The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

2) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

3) The Licensee may connect telegraph communication equipment to a public telegraph network (TG-P) and to an AT/Telex network, and receive and lease communication channels and physical circuits of a public communication network.

4) The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

The Licensee's equipment may be connected to an AT/Telex network at the level of subscriber devices and channel switch stations.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram. The accounts for telegraph traffic passed via a public telegraph network (TG-P) or an AT/Telex network shall be settled in the established procedure.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall comply with the requirements of the Communications Administration of the Russian Federation as to the traffic handling and service provision procedure.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23227*

Date of issue: ***4.10.2002***

Validity period: ***till 4.10.2012***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***

Basic conditions of activities:

1) The Licensee shall provide to its network users access to long-distance and international telephone communication services via a public network.

2) The total installed capacity of the Licensee's communication network shall be at least 4,156,030 numbers, of which:

in the territory of the Republic of Karelia	***189,600 lines***
in the territory of the Komi Republic	***280,870 lines***
in the territory of Nenets Autonomous District and Arkhangelsk Oblast	***296,260 lines***
in the territory of Vologda Oblast	***301,880 lines***
in the territory of Kaliningrad Oblast	***163,520 lines***
in the territory of Leningrad Oblast	***415,150 lines***
in the territory of Murmansk Oblast	***273,470 lines***
in the territory of Novgorod Oblast	***167,140 lines***
in the territory of Pskov Oblast	***145,240 lines***
in the territory of Saint-Petersburg city	***1,922,900 lines***

3) Long-distance and international telephone communication services are provided using the Licensee's facilities, via a public network and a long-distance exchange of the appropriate geographic numbering zone, under agreements with OJSC Rostelecom, Russian Federation public long-distance and international communication operator.

4) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

5) The Licensee shall issue to other operators technical requirements for connection to its network, provided that they have licenses for public local / zonal communication services in the licensed area of the Licensee and in compliance with the effective rules and regulations of the RF Ministry of Communication and Information Technologies, meeting the applicable traffic handling rules and regulations.

6) Local / zonal communication services using radio relay transmission systems may be provided subject to a permit to use the operating frequencies according to industrial regulatory documents.

7) Subscriber lines of public telephone networks shall not be used as connecting lines.

8) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24074***

Date of issue: ***14.11.2002***

Validity period: ***till 1.02.2006***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast***
Basic conditions of activities:

1) Cellular communication services are provided using the Licensee's communication network, which shall form a part of the Russian Federation integrated cellular network SPS-450.

2) The installed capacity of the network, and the percentage of coverage of the area specified in this license, subject to a sufficient allocated frequency resource supported by the project, shall be at least 9,000 lines and 12%, respectively, as of 01.01.2006.

The area coverage percentage may be updated during the implementation of this license's requirements.

3) Each subscriber of the federal SPS-450 network, irrespective of their place of registration and the place of purchase of their subscriber equipment, shall be entitled to the use of the Licensee-created SPS-450 network.

4). The SPS-450 network shall ensure incoming and outgoing connections between the SPS-450 network subscribers and the subscribers of the RF public communication network.

5). The Licensee's activity aimed at integration of the SPS-450 network built thereby with foreign NMT-standard networks shall be approved by the RF Ministry of Communication and Information Technologies, or by a body authorized by the Ministry.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *24658*
Date of issue: *30.12.2002*
Validity period: *till 30.12.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area*
Basic conditions of activities:

1) The Licensee's network is designed for broadcasting audio programs of Russian national and state-owned regional companies. Other programs may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

4) Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *3166*
Date of issue: *24.01.1997*
Validity period: *till 1.07.2006*

Authority issuing the license: ***Ministry of Communication of the Russian Federation***
Areas of activities: ***Provision of local and long-distance telephone communication services (with addenda Nos. 1-4) in the territory of Leningrad Oblast***
Basic conditions of activities:

1) This license authorizes OJSC NWT to provide local and long-distance telephone communication services via a public network in the territory of Leningrad Oblast.

The total installed capacity of the Licensee's communication network shall be at least 50,100 lines.

2) Communication network capacity distribution:

Leningrad Oblast	
Vsevolozhsk District	***37,000 lines***
Gatchina District	***10,000 lines***
Vyborg District	***2,500 lines***
Tosno District	***300 lines***
Lomonosov District	***300 lines***

3) The Licensee's communication network may be connected to the public communication network of the Russian Federation at the level of local telephone network of St. Petersburg and Leningrad Oblast, to specifications of the appropriate public communication network operators, and in compliance with the general plan of Leningrad Oblast development.

4) Other communication networks shall not be connected to the Licensee's communication network within the licensed area to provide networks of access to the public communication network of the Russian Federation to their users.

5) The Licensee's communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication.

6) Radio extenders may be used in a subscriber area for the 330 MHz frequency range only, subject to a permit for operating frequency use from the RF communication supervision service.

7) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

8) Long-distance and international telephone communication services may be provided to the Licensee's network users via a public communication network only.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *12972*
Date of issue: ***8.10.1999***
Validity period: ***till 27.06.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***
Authority issuing the license: ***State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 5, registered on 30/12/2002).
Basic conditions of activities:

1) The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations signal.

2) Transmission of additional information is understood for the purposes of the license as transmission of teletext and personal radio calls with channel multiplexing via a VHF FM network.

A special license shall be issued for the services of teletext and personal radio paging.

In these cases, authorization to operate the transmitter used shall be issued specifying the additional parameters.

Provision of additional information services shall not affect the quality of the TV and radio broadcast programmes.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***12842***

Date of issue: ***9.09.1999***

Validity period: ***till 08.06.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***

Authority issuing the license: ***State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)***

Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***

In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).

Basic conditions of activities:

1) Telecasting services shall be provided via a cable TV network having the following characteristics:

Network capacity	***up to 75,000 subscribers***
Frequency channels	***- 7/3, SK-1, SK-3, 37/SK-5, SK-8, 9/8, 4/10, SK-11, SK-13, SK 14,SK-16, SK-18, SK-19, SK-21, SK-24, SK-26, SK-29, SK-31, SK-34, SK-37, 21, 25, 27, 28, 29, 33, 35, 29, 41, 43, 45, 47,49,51,53,55,57,59***
Frequency band	***- 5-30 MHz***

2) The RF Ministry of Communication and Information Technologies reserves the right to update this frequency plan in case of any changes in the frequency plan of air operation of radio electronic facilities.

3) The Licensee shall take actions to avoid interferences with mobile radio communication services for SK channels operation in the cable TV network, which occur due to the Licensee's equipment, according to instructions by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

4) The borders of the Licensee's network service area shall be determined according to the cable TV development plan for the given community as agreed with the local administration.

5) TV (audio) programs may be broadcast subject to a license for TV and radio broadcasting.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***14799***

Date of issue: ***21.04.2000***

Validity period: ***till 21.04.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the village of Lovozero, Murmansk Oblast***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).
Basic conditions of activities:

1) Telecasting services shall be provided via a cable TV network having the following characteristics:
Network capacity - up to 2,000 subscribers
Frequency channels - 4/2, 3, SK-1, SK-5, 6,8,10,12, SK-11, SK-12

The borders of the Licensee's network service area may vary according to the cable TV development plan for the given community as agreed with the local administration.

2) Should any interference occur interferences with mobile radio communication services for SK channels operation in the cable TV network due to the equipment used to provide services, the Licensee shall take actions to remove them as per instructions of the Gossvyaznadzor supervision service.

The users shall be able to use any broadcast programs of Russian national TV and radio broadcasters and state-owned regional TV and radio companies.

3) Communication equipment may be used subject to an issued certificate of compliance of the Electrosvyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***14838***
Date of issue: ***21.04.2000***
Validity period: ***till 21.04.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 4, registered on 30/12/2002).
Basic conditions of activities:

1) The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations signal.

2) Transmission of additional information is understood for the purposes of the license as transmission of teletext and personal radio calls with channel multiplexing via a VHF FM network.

A special license shall be issued for the services of teletext and personal radio call.

In these cases, authorization to operate the transmitter used shall be issued specifying the additional parameters.

Provision of additional information services shall not affect the quality of the TV and radio broadcast programmes.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).
A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

4) Communication equipment may be used subject to a certificate of compliance of the Elektrosvyaz required certification system and a permit by the RF State Communication Supervision Service (Gossvyaznadzor) for its operation.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *15664*

Date of issue: ***21.04.2000***

Validity period: ***till 21.04.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of settlements in Pskov Oblast***

In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 2, registered on 30/12/2002).

Basic conditions of activities:

The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations having the following characteristics:

Equipment installation site	Frequency channel	Transmitter capacity
Dno	50 TVC	50W
Opochka	9 TVC	50W
Opochka	12 TVC, carrier offset: plus 7.8 kHz	10W

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

4) Communication equipment may be used subject to a certificate of compliance of the Elektrosvyaz required certification system and a permit by the RF State Communication Supervision Service (Gossvyaznadzor) for its operation.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24459***

Date of issue: ***15.12.2002***

Validity period: ***till 15.12.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services ALTAY in the territories of the cities of Vologda, Veliky Novgorod, Kaliningrad, Arkhangelsk and St. Petersburg***

Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's network: 6,100.

2. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequencies as per the Main Radio Frequency Center's Radio Frequency Permits No. 14-06-21/47659 of 10.11.2002, No. 14-06-21/47486 of 10.11.2002, No. 14-06-21/16455 of 07.04.2003, No. 14-06-21/47661 of 10.11.2002, No. 14-06-21/47660 of 10.11.2002 and No. 14-06-21/7269 of 13.02.2003.

3. Provision of communication services with the use of a communication facility under this license may only be started subject to a permit to operate such communication facility issued by the RF bodies of governmental supervision of communication and information technologies.

4. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

5. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

6. Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24460***

Date of issue: ***15.12.2002***

Validity period: ***till 15.12.2005***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of personal radio paging services in the territories of Novgorod and Murmansk Oblasts***

Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's communication network: 15,000.

2. The network shall be built using the following radio frequencies:

Novgorod Oblast - 159,500 MHz

Murmansk Oblast - 164,900 MHz.

3. The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

5. The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for interruptions necessary for preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the subscriber.

6. The Licensee's network may only be set up subject to design documentation developed in compliance with the Building Codes and the Industrial Process Design Regulations (SNiP and VNTP applicable in the RF and duly approved).

7. The IMT-MC 450 federal mobile network shall ensure incoming and outgoing connections between the IMT-MC 450 network subscribers and the subscribers of the RF public communication network.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

License: ***30205***

Date of issue: ***30.12.2003***

Validity period: *till 30.12.2013*

Authority issuing the license: Ministry of RF for Communication and Informatization

Areas of activities: ***provision of cellular radio telephone communication services in the range of 450 MHz (using the IMT-MC 450 technology) in the territory of Arkhangelsk Oblast***

Basic conditions of activities:

1. OJSC North-West Telecom (the Licensee) is authorized by this license to provide services of digital cellular radio telephone communicant via a public communicant network in the range of 450 MHz using the IMT-MC 450 technology in the territory of Arkhangelsk Oblast.

2. The Licensee shall, apart from provision of services using the IMT-MC 450 technology, support the operability of its NMT-450 standard network (retain the coverage area without impairing the communication quality) till the decision of the RF Communications Administration concerning the closing of the federal NMT-450 standard cellular network.

3. In order to provide communication services by the IMT-MC 450 technology, the Licensee shall, at its own expense:

- initiate development of frequency and rate standards, and on their basis, set the terms of joint use of IMT-MC 450 networks and radio electronic facilities (REF) for civil and military purposes, prior to the start of the services;

- ensure vacation of continuous sections of the spectrum within the band assigned by the State Radio Frequencies Commission for this technology (453,00..457,4 MHz/463,0..467,4 MHz) for a stage-by-stage introduction of the technology IMT-MC 450-1x,2x:

by the start of provision of the services: one carrier, including the guard spaces;

1.25+2*0.26= 1.77 MHz;

by the end of the second year of operation: 2 carriers

2*1.25+2*0.26=3.02 MHz.

4. The installed network capacity in the area specified in clause 1 shall be, as of 31.12 of each year accordingly, at least:

2007 - 30,000 lines;

2013 - 100,000 lines.

The Licensee shall ensure provision of the services to at least 50% of the residents of the territory specified in the license by the end of the year 2007. The resident's coverage percentage may be updated during the implementation of this license's requirements.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

b) Communication networks

The telecommunication network of OJSC North-West Telecom includes the following basic constituents:

Local stationary telephone networks, including city and rural networks;

Elements of the long-distance and international telephone network;

Wireless communication networks, including cellular mobile communication networks, mobile radio telephone (trunking) communication, personal radio call, and subscriber radio access;

Document telecommunication networks, including traditional telegraph communication networks and data transmission and telematic services networks;

Wired-radio networks;

Primary networks:

local;

intra-zone.

Description of OJSC NWT networks as of 30.07.2005

<u>**Local Stationary Telephone Networks, Including City and Rural Networks**</u>

Data on the number of telephone exchanges, installed and commissioned capacity of telephone exchanges of city and rural telephone networks are given in the table 1.

Table 1

Branch	Number of telephone exchanges		Installed capacity, thousand lines		Total commissioned capacity, thousand lines	
	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks
Artelecom	100	457	314757	66636	294308	58770
Electrosvyaz of Vologda Oblast	50	433	286034	64145	271867	57800
Electrosvyaz of Kaliningrad Oblast	66	192	179137	22226	164583	18698
Electrosvyaz of the Republic of Karelia	52	187	191067	28978	182290	26136
Murmanelectrosvyaz	57	37	292303	12606	283446	12224
Novgorodtelecom	90	262	159132	30291	155949	24839
Electrosvyaz of Pskov oblast	57	339	117087	41658	111746	33834
PTN	332	-	2131715	-	1914922	-
Lensvyaz	118	357	365555	95404	347236	85989
Svyaz of the Republic of Komi	50	302	250098	60538	238203	54953
Total for OJSC NWT	972	2566	4286885	422482	3964551	373243

The digitalization level for the local telephone network of OJSC NWT on the whole is 48.55%: 51.1% on city telephone networks and 21.7% on rural telephone networks.

Payphones have been installed on OJSC NWT's network, including those that accept Unified Payphone Cards. Data on the number of payphones are given in the Table 1a.

Table 1a

Branch	Number of payphones that accept Unified Payphone Cards, pcs	Number of payphones, total, pcs
ARTELECOM OF ARKHANGELSK OBLAST	325	540
ELECTROSVYAZ OF VOLOGDA OBLAST	624	1040
LENSVYAZ	120	365
MURMANELECTROSVYAZ	530	883
NOVGORODTELECOM	504	824
ELECTROSVYAZ OF PSKOV OBLAST	196	326
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	210	288
SVYAZ OF KOMI REPUBLIC	465	909
ELECTROSVYAZ OF KALININGRAD OBLAST	370	600
PETERSBURG TELEPHONE NETWORK	18	18
Total for OJSC NWT	3344	5793

Long-Distance and International Telephone Network

At the moment, 18 automatic long-distance telephone exchanges operate in branches of OJSC NWT. The automatic long-distance telephone exchanges are connected to each other, to automatic switching centers, international switching centers and international telephone exchanges of OJSC Rostelecom.

Data on the installed and commissioned capacity of the automatic long-distance telephone exchanges are given in Table 2

Table 2

Branch	Installed capacity of automatic long-distance telephone exchanges , thousand channels	Commissioned capacity of automatic long-distance telephone exchanges , thousand channels
SVYAZ OF KOMI REPUBLIC	5,250	4,908
PETERSBURG TELEPHONE NETWORK	27,375	16,661
LENSVYAZ	13,488	10,320
ARTELECOM OF ARKHANGELSK OBLAST	6,223	5,510

ELECTROSVYAZ OF VOLOGDA OBLAST	5,400	4,494
MURMANELECTROSVYAZ	4,872	4,682
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	3,092	2,893
NOVGORODTELECOM	2,567	2,406
ELECTROSVYAZ OF PSKOV OBLAST	3,533	3,127
ELECTROSVYAZ OF KALININGRAD OBLAST	3,092	2,893
OJSC North-West Telecom	79,840	59,933

Wireless networks

The NMT-450 standard cellular mobile communication network is deployed in Arkhangelsk Oblast and operated by the Artelecom branch. Number of subscribers – 1606.

Trunking networks are organized on the basis of mobile radiotelephone communication systems Altay-3M in the frequency band of 300 MHz (15 base stations – BS – in St. Petersburg, 2 BS in Arkhangelsk, 3 BS in Kaliningrad and Leningrad Oblast, 2 BS in Novgorod and 2 BS in Vologda).

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

Data on the number of subscribers of wireless networks are given in the Table 3

Table 3

Branch	Number of CMC networks subscribers	Number of trunking networks subscribers	Number of subscriber radio access networks subscribers
PETERSBURG TELEPHONE NETWORK		910	1410
LENSVYAZ		194	1538
ARTELECOM OF ARKHANGELSK OBLAST	2690	104	126
ELECTROSVYAZ OF VOLOGDA OBLAST		171	568
MURMANELECTROSVYAZ			257
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA			125
NOVGORODTELECOM			456
ELECTROSVYAZ OF PSKOV OBLAST			156
OJSC North-West Telecom	2690	1379	4636

Document telecommunication networks

Telegraph networks (Tributary Office Telegraph Communication, switched channel telegraph service/ Telex)

Due to the decreased demand for traditional services of telegraph communication, there is no increase in the volumes of telegraph networks. Nevertheless, telegraph networks continue to operate, are maintained at the appropriate level and upgraded. A gradual replacement of telegraph sets by modern computer-based terminals and replacement of obsolete message switching centers by modern united switching stations is taking place.

Data on outbound telegraph traffic are given in the Table 4.

Table 4

Branch	Outgoing chargeable telegrams, thousand pcs.
PETERSBURG TELEPHONE NETWORK	66
LENSVYAZ	69
ARTELECOM OF ARKHANGELSK OBLAST	89
ELECTROSVYAZ OF VOLOGDA OBLAST	52
MURMANELECTROSVYAZ	79
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	32

NOVGORODTELECOM	23
ELECTROSVYAZ OF PSKOV OBLAST	24
SVYAZ OF KOMI REPUBLIC	87
ELECTROSVYAZ OF KALININGRAD OBLAST	55
OJSC North-West Telecom	576

<u>Data transmission and telematic service networks</u>

In the framework of document telecommunication networks of OJSC NWT, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.

The data on the number of consumers' installations of data transmission and telematic service networks and on the volume of Internet traffic are given in the table. 5

Table 5

Branch	Number of consumers' installations, pcs.	Internet traffic in the 1st quarter of 2005, Mbytes
ARTELECOM	54349	7102920
ELECTROSVYAZ OF VOLOGDA OBLAST	26319	6436565
ELECTROSVYAZ OF KALININGRAD OBLAST	3925	8866107
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	30230	7207272
MURMANELECTROSVYAZ	30956	11178148
NOVGORODTELECOM	3557	1131364
ELECTROSVYAZ OF PSKOV OBLAST	14386	3914369
PTN	312386	431464890
LENSVYAZ	28320	9942862
SVYAZ OF THE REPUBLIC OF KOMI	28199	4338050
Total for OJSC NWT	532349	103264137

At the moment, the regional multiservice network of OJSC North-West Telecom is being further developed.

Broadband access networks have been built in the branches all in all with 141 connection points, 3238 ADSL ports and 2566 G.ShDSL ports. The quantitative indices for the branches are given below:

Branch	Number of Alcatel 7300 Alcatel 1540LS multi-service network access centers	Total number of access equipment ports	
		ADSL	G.ShDSL
ARTELECOM OF ARKHANGELSK OBLAST	18	764	246
ELECTROSVYAZ OF VOLOGDA OBLAST	9	226	-
NOVGORODTELECOM	13	314	314
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	14	368	340
MURMANELECTROSVYAZ	26	630	488
ELECTROSVYAZ OF PSKOV OBLAST	8	198	194
ELECTROSVYAZ OF KALININGRAD OBLAST	19	630	460
PETERSBURG TELEPHONE NETWORK	34	108	524

<u>Wired-radio networks</u>

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Data on the number of broadcasting points of wired-radio networks are given in the table 6.

Table 6

Branch	Number of base broadcasting sets, pcs.		Number of broadcasting sets transferred to ultra-short waves - FM broadcasting, pcs.	
	Total	Including multiprogramme ones	Total	Including those in rural areas
ARTELECOM	117560	92629	18229	15394
ELECTROSVYAZ OF VOLOGDA OBLAST	109311	88937	17498	10120
LENSVYAZ	162315	141169	5980	4706
MURMANELECTROSVYAZ	184171	180752	0	0
NOVGORODTELECOM	40830	36764	31119	25796
ELECTROSVYAZ OF PSKOV OBLAST	30896	20749	1381	986
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	105350	90469	2449	2297
SVYAZ OF THE REPUBLIC OF KOMI	124830	111510	12655	10559
ELECTROSVYAZ OF KALININGRAD OBLAST	82624	79902	1985	1843
Total for OJSC NWT	957937	842881	91296	71701

<u>Primary networks</u>

Local primary networks of OJSC North-West Telecom include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 -- STM-4 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where it is impossible or economically unreasonable to lay out fibre-optic cables, radio-relay lines are used with systems PDH (IKM-15, IKM-30, NxE1, E3 channels) and SDH (STM-1), as well as thin-route radio-relay lines (Nx of TCh channels).

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-64 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines. The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis is used for the central-office communication.

Table 7

Branch	Length of transmission lines, km		
	Cable	Radio-relay	Aerial
ARTELECOM	310.7	272.10	1051.45
ELECTROSVYAZ OF VOLOGDA OBLAST	994.9	100.6	347.94
ELECTROSVYAZ OF KALININGRAD OBLAST	1443.3		
ELECTROSVYAZ OF THE REPUBLIC OF KARELIA	702.6	165.3	473.08
MURMANELECTROSVYAZ	771.6	19.74	115.23
NOVGORODTELECOM	938.1	133.5	415.27
ELECTROSVYAZ OF PSKOV OBLAST	2023.8		
LENSVYAZ	1213.9	5.8	
SVYAZ OF THE REPUBLIC OF KOMI	1595	1975.2	1091.35
Total for OJSC NWT	9993.8	2672.24	3494.32

Types of channels leased, essential data of the channel lessor, and periods of the lease contracts.

Channel types (enlarged)	Essential details of the lessor			Number of channels	Contractual period
	Region of operation	Name	Address		
Tone frequency communication channels	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow, 103091	5515	unlimited, till termination subject to a notice of termination sent at least 1 month in advance
	Murmansk oblast	OJSC Kolatelecom	5/23, ul. Vorovskogo, Murmansk, 186038	25	unlimited since 01.09.98
	Leningrad oblast	OJSC Lensvyaz	61, ul. B. Morskaya, St. Petersburg, 190000	398	effective since 01.04.99, unlimited
Digital channels	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow, 103091	806	unlimited
	Saint Petersburg	CJSC Peterstar	24, ul. B. Morskaya, St. Petersburg	6	2 years, extendable by default
	North-West	CJSC Delta Telecom	22, ul. Bolshaya Morskaya, St. Petersburg	210	1 year, extendable by default
	Leningrad oblast	OJSC Lensvyaz	61, ul. Bolshaya Morskaya, St. Petersburg	8.65	1 year, extendable by default
	Kaliningrad	CJSC Ekstel	41/1-11 ul Butkova, Kaliningrad	8	till 31.12.04, extendable by default for 1 year
	Kaliningrad	OJSC Kaliningrad TransTeleCom	1 ul. Kievskaya, Kaliningrad	12	till the complete fulfillment of their obligations by the Parties
	Murmansk oblast	OJSC Kolatelecom	5/23, ul. Vorovskogo, Murmansk, 186038	24	unlimited since 01.09.98
	North-West	CJSC Rascom	93A, nab. Obvodnogo kanala, St. Petersburg	210	unlimited
	North-West	CJSC SeverTransTelecom	9 ul. Chaikovskogo, Yaroslavl	6	till 31.12.2004, extendable by default
	Komi	OJSC Mobile TeleSystems Branch in Syktyvkar	72, ul. Sovetskaya, Syktyvkar	22	unlimited

3.3. Plans of Issuer's Future Operation

The OJSC NWT's development strategy is aimed at winning the telecommunication services market throughout the North-Western region of Russia.
The key tasks to be tackled by the Issuer within the five years to come include:
- to be the leader in the market of fixed communications of the Northwestern Federal District;
- to increase the proceeds of the Company annually and to increase the income per client;
- to develop the services of Internet-access, data transmission and comprehensive services for business clients;
- to increase the shares of the company in the markets of new services, including the increase of the share of income from providing promising services in the total income of the company.

Solving these tasks will require much effort in developing the communication networks infrastructure.
The key areas of developing telecommunication networks of OJSC North-West Telecom are:
- telephone network digitalization;
- creating intelligent networks;
- creating multiservice networks for provision of integrated services;
- digitalization of primary public networks.

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC NWT has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC NWT's network – transition to the digital network with a wide range of new services. In this connection, OJSC NWT's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To resolve this problem, it is planned to renovate and re-equip switching systems and linear facilities; to expand the operating telephone exchanges; to renovate technical premises; and to perform other works aimed at replacement and improvement of obsolete and worn equipment.

OJSC North-West Telecom's financial plans for the five years to come provide for:
- *increasing receipts through increasing the volume of provided services;*
- *reducing the specific value of expenses;*
- *significantly reducing and liquidating the accounts receivable for communication services;*
- *pursuing a flexible rate policy;*
- *attracting new investment.*

Sources of future income
Issuer's principal activities

Plans for organizing, expanding or curtailing new operating facilities
There are no plans for organization of new operating facilities or their curtailment. The Issuer will continue its operation under the existing licenses.

Design of new product types
No design of new product types is planned by OJSC PTN: the Company is planning to do its business in the framework of the active licenses.

Upgrading and renovation of key assets
To introduce new equipment, upgrade the obsolete equipment and to improve the operating processes, OJSC PTN is purchasing and installing modern digital equipment for new electronic type automatic telephone exchanges.

Possible changes in Issuer's business field
OJSC NWT does not plan any changes in the field of its principal business - provision of communication services

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: *Iskra – the Association of Operators of the Federal Business Servicing Network*
Position and functions of the Issuer in the association: *OJSC NWT is a participant in the Iskra BSN Association from November 28, 2001*

As a member of the Association, the Company has the following functions:

1. Participation in the management of the Association
2. Representing the Association in the operation regions
3. Paying annual target fees in due time, the amount of the fees being determined by the General Meeting of the Members
4. Providing information required to resolve issues related to the operation of the Association

According to the Articles of Association, the basic tasks of the Association are:
Facilitating the development of a Mutually Coordinated Communication Network of the Russian Federation
Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter referred to as Iskra BSN)
Facilitating the provision of the needed volume and quality of up-to-date communication services rendered to customers in Russia.
Facilitating the development of the research, technical, economic and organizational bases of Iskra BSN
Facilitating the distribution of standardized solutions in creating the Iskra BSN
Studying and facilitating the coordination of the interests of domestic developers, suppliers and consumers of Iskra BSN's services
Distributing the advanced experience of digital networks organization in Russia and abroad
Developing proposals on development of Iskra BSN
Facilitating the development of the Russian market of communication services, studying the needs of consumers, advertising the capacities and advantages of Iskra BSN.
Now a decision was taken on withdrawal from the list of the members of the Association

Organization: *Association of Document Telecommunication*
The Issuer has been a member of the Association since the year 2002.
Position and functions of the Issuer in the organization: *The Association was founded for the purpose of facilitating the implementation of the state policy in the field of telecommunication, facilitating the study of users' needs, agreeing upon and coordinating their interests with the interests of information and telecommunication systems manufactures and operators, facilitating the creation of a legislatively grounded standard and law mechanism of developing the information and telecommunication technologies and their applications, facilitating the integration of Russian telecommunication and information systems into the European and world infrastructures. OJSC North-West Telecom is a member of the Association.*
As a member of the organization, the Issuer performs the following functions:
1. Paying annual membership fees in due time Facilitating the implementation of decisions taken by the state authority in the field of telecommunications Facilitating the cooperation of departments and organizations in creating and using telecommunication networks
4. Facilitating the design and implementation of programmes for the development of data transmission networks and systems, telematic services, etc.

3.5. Issuer's subsidiaries and affiliates

Full official name: ***RSU (Repair and Construction Board) -Telecom Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Construction, operation and renovation of production, social, cultural and utility facilities, including communication facilities***
Description of the role of the Company for the Issuer's business: ***The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Sergey Grigoryevich Bukin
Year of birth: ***1959***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Alexander Alexandrovich Shkryl
Year of birth: ***1966***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000568 %***
Percentage of Issuer's common stock held by the said party: ***0.000729 %***

Andrey Alexeyevich Kulazhenkov
Year of birth: ***1964***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Recreation and Disease Prevention Centre "Svyazist" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Provision of services in health centre and resort treatment and care***
Description of the role of the Company for the Issuer's business: ***Participation in the Company makes it possible to reduce Issuer's social expenditure. The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Yury Nikolayevich Vinogradov
Year of birth: ***1950***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0.000053%***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.003288 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Tatiana Alexandrovna Shuyskaya
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.001311 %***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***AMT Limited Liability Company***
Abbreviated official name: ***AMT LLC***
Location: ***k.201, d.14, Sinopskaya nab., St. Petersburg 193167***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.25368 %***
Percentage of Issuer's common stock held by the said party: ***0.19943%***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Operation in the securities market within the limits established by the active law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Vadim Vladimirovich Kotov
Year of birth: ***1965***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors (Supervisory Board) - ***not provided for in the Articles of Association of the legal entity.***
Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Pagetelecom Limited Liability Company***
Abbreviated official name: ***Pagetelecom LLC***
Location: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***Paging services have no prospects. A decision has been taken to liquidate the share of participation.***

Officials:
Galina Petrovna Korneyeva
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Angelika Rudolfovna Mikhalkevich
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Natalia Dmitrievna Rudenko
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0.00357%***
Percentage of Issuer's common stock held by the said party: ***0.0017%***

Sole executive body: ***is not provided for in the course of voluntary liquidation***

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***

Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.30408 %***
Percentage of Issuer's common stock held by the company: ***0.02741 %***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Brokerage and dealership in the securities market***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities***

Officials:
Board of Directors:
Alexandr Yuryevich Agalakov
Year of birth: ***1962***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexandr Surenovich Khutsiyev
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000358 %***
Percentage of Issuer's common stock held by the said party: ***0.0003067 %***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***26, ul. Bolshaya Morskaya, office 422, St. Petersburg, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Transactions with securities, when this does not contradict the RF law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors and collective executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Novgorod Datacom Limited Liability Company***

Abbreviated official name: *Novgorod Datacom LLC*
Location: *20, ul. Mikhaylova, Veliky Novgorod, 173000*
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Data transmission services; Telematic services; Voice communication services of telematic data transmission services***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.***

Officials:
Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***Sole executive body, Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000203 %***
Percentage of Issuer's common stock held by the said party: ***0.000261 %***

Nikolay Pavlovich Emelyanov
Year of birth: ***1948***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.07838%***
Percentage of Issuer's common stock held by the said party: ***0.08316%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Data transmission services; Telematic services; Voice communication services of telematic data transmission services***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in***

foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.

Officials:
Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***Sole executive body, Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000203 %***
Percentage of Issuer's common stock held by the said party: ***0.000261 %***

Nikolay Pavlovich Emelyanov
Year of birth: ***1948***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.07838%***
Percentage of Issuer's common stock held by the said party: ***0.08316%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***Paging services have no prospects. A decision has been taken to liquidate the share of participation.***

Officials:
Igor Yurievich Markov
Year of birth: ***1974***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vera Anatolievna Chuprova
Year of birth: ***1954***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: *1967*
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0.00398%***
Percentage of Issuer's common stock held by the said party: ***0.00322%***

Sole executive body: ***The sole executive body in the course of voluntary liquidation is not provided for by the legislation.***

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***Artelecom Service LLC***
Location: ***the city of Arkhangelsk, the Russian Federation***
Issuer's share in the authorized capital of the corporation: *77 %*
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Local telephone communication services; Organization of hotel services and consumer services; Sporting, health-improving, tourist and other services; Organization and commercial operation of public catering outlets: restaurants, cafes, bars and other facilities.***
Description of the role of the Company for the Issuer's business: ***The Company services Issuer's secondary assets.***

Officials:
Alexandr Alexandrovich Vavilin
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.015298 %***
Percentage of Issuer's common stock held by the said party: ***0.018986 %***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.003288 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Sergey Arkadyevich Surovtsev
Year of birth: ***1947***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.016124 %***
Percentage of Issuer's common stock held by the said party: ***0.020134 %***

Oleg Stanislavovich Shedenkov
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alla Victorovna Ionina
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Elvira Ravilovna Sadykova
Year of birth: ***1967***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full name: ***KABELVIDEO Limited Liability Company***
Abbreviated official name: ***KABELVIDEO LLC***
Location: ***45, ul Kuratova, Syktyvkar, Komi Republic, 167610***
Issuer's share in the authorized capital of the corporation: ***51%***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Organization of development and implementation of commercial telecasting network;***
Description of the role of the Company for the Issuer's business: ***Cooperation with the Issuer for the purpose of development of cable and on-air broadcasting in Syktyvkar, in the territory of Komi Republic.***

Officials:
Alexander Nikolayevich Tsymbalyuk
Year of birth: ***1962***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.00000018% %***
Percentage of Issuer's common stock held by the said party: ***0.00000023% %***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.00398%***
Percentage of Issuer's common stock held by the said party: ***0.00322%***

Vladimir Vasilievich Kolpakov
Year of birth: ***1949***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***50 %***
Percentage of common stock held by the Issuer: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Ground, on which the company is considered a subsidiary of the Issuer: ***The Issuer holds over 20% of the Company's authorized capital. In virtue of predominating number of votes held by the Issuer's representatives in the Company's Board of Directors the Issuer may determine decisions made by this management body***

Basic areas of business of the Company: ***Leasing out communication channels; Data transmission services; Telematic services; broadcasting of TV and sound programmes via a cable TV network***

Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer***

Officials:

Board of Directors:

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Nina Yakovlevna Troshina
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000216%***
Percentage of Issuer's common stock held by the said party: ***0.000266 %***

Alexandr Alexeyevich Khlyzov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Borisovich Korzenev
Year of birth: ***1971***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***LLC Parma-Inform***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of the Company's authorized capital***
Basic areas of business of the Company: ***Telematic and data transmission services***
Description of the role of the Company for the Issuer's business: ***Cooperation with the Issuer for the purpose of creating and development of data transmission networks in the territory of Komi Republic***

Officials:

Alexandr Veniaminovich Selivanov
Year of birth: ***1963***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00187 %***

Percentage of Issuer's common stock held by the said party: ***0.000306 %***

Boris Ivanovich Lyyurov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Dmitry Anatolievich Khmelevsky
Year of birth: ***1973***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Roman Evgenyevich Monyakhin
Year of birth: ***1980***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Eduard Anatolievich Rozhkov
Year of birth: ***1972***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Percentage of common stock held by the Issuer: ***40 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business:
A decision has been taken to liquidate the share of participation.
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Abbreviated name: ***Insurance CJSC Medexpress***
Location: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Percentage of common stock held by the Issuer: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***

Basic areas of business of the Company: ***Voluntary medical insurance: all varieties of personal and proprietary insurance***

Description of the role of the Company for the Issuer's business: ***Social effect of participation: insurance of Issuer's employees.***

Officials:

Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Frieder Booble
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Valery Nikolayevich Yashin
Year of birth: ***1941***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.143149 %***
Percentage of Issuer's common stock held by the said party: ***0.089292 %***

Wolfgang Wand
Year of birth: ***1952***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Gerhard Jurk
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nataliya Yuryevna Shumilova
Year of birth: ***1946***
Duties of the official: ***Member of the collegiate executive body, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vladimir Grigoryevich Kaufman
Year of birth: ***1948***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Lidiya Tomovna Beryozka
Year of birth: ***1953***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Yury Alexandrovich Samovarov
Year of birth: ***1960***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***

Alexey Alexandrovich Krasnoyartsev
Year of birth: ***1964***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Full official name: ***PARMA-TELECOM Limited Liability Company***
Abbreviated official name: ***PARMA-TELECOM LLC***
Location: ***10, ul Kommunisticheskaya, Syktyvkar, 167610, Russia***
Issuer's share in the authorized capital of the corporation: ***34.18 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the company: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Provision of local, long-distance and international telephone communication services***
Description of the role of the Company for the Issuer's business: ***In fact the Company does not operate according to the license. The share of participation shall be liquidated.***

Officials:
Viktor Ivanovich Plyachenko
Year of birth: ***1958***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.008680 %***
Percentage of Issuer's common stock held by the said party: ***0.006698 %***

Boris Ivanovich Lyyurov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Dmitry Anatolievich Khmelevsky
Year of birth: ***1973***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexandr Veniaminovich Selivanov
Year of birth: ***1963***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00187%***
Percentage of Issuer's common stock held by the said party: ***0.000306%***

Sergey Gennadievich Pisarev
Year of birth: ***1970***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Full official name: ***WestBaltTelecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***

Percentage of common stock held by the Issuer: *28 %*
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Local, long-distance and international telephone communication services, data transmission services, telematic services;***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in upgrade and development of telecommunications in Kaliningrad Oblast.***

Officials:
Natalya Nikoleyevna Artemova
Year of birth: ***1951***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00166%***
Percentage of Issuer's common stock held by the said party: ***0.0000214%***

Oleg Stanislavovich Shedenkov
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Samoil Davidovich Moldavskiy
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***0.000982 %***
Percentage of Issuer's common stock held by the said party: ***0.000212 %***

Sergey Stepanovish Savchuk
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Andrey Yevgenyevich Patoka
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Percentage of common stock held by the Issuer: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation.

Full official name: ***Dancell Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***

Percentage of common stock held by the Issuer: *23.65 %*
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***The share of participation shall be liquidated.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

3.6. Composition, structure and value of Issuer's fixed assets, information on plans for acquisition, replacement and retirement of fixed assets, and on all facts of Issuer's fixed assets burdening

3.6.1. Fixed Assets

As of 30.06.2005, roubles

No.	Group of fixed assets	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
1	Land plots and nature management sites	18,680,135		18,680,135
2	Buildings	4,687,140,495	(1,146,153,068)	3,540,987,427
3	Communication lines	8,059,251,504	(4,293,707,843)	3,765,543,661
4	Other facilities	732,160,702	(262,232,392)	469,928,310
5	Transport facilities, except for social sphere	360,916,307	(204,844,382)	156,071,925
6	Switchboards	6,993,741,389	(2,747,743,447)	4,245,997,942
7	Other equipment of communication networks	7,870,769,027	(3,143,175,157)	4,727,593,870
8	Computing and office facilities	1,170,657,543	(772,414,168)	398,243,375
9	Other fixed assets, except for social sphere	1,710,022,863	(969,832,828)	740,190,035
TOTAL		**31,603,339,965**	**-13,540,103,285**	**18,063,236,680**

Data on revaluation of fixed assets

ST. PETERSBURG TELEPHONE NETWORK, a branch of the public joint-stock company North-West Telecom
Date of re-evaluation: ***1.01.2000***
Full balance value of fixed assets prior to re-evaluation: ***6,880,458 thousand roubles.***
Residual (less wear) value of fixed assets prior to re-evaluation: ***4,106,628 thousand roubles.***
Full balance value of fixed assets taking into account re-evaluation: ***8,107,876 thousand roubles.***
Residual (less wear) value of fixed assets taking into account to re-evaluation: ***5,204,986 thousand roubles.***
Revaluation method: ***direct recalculation on the basis of the data confirmed by documents***

Explanations to the re-valuation method (including the valuation technique):

Evaluation of buildings and facilities was mainly carried out by the index method - using the indices of rise in prices of construction and installation in industrial engineering in the region as of December 1999. The basic information for using the indices of rise in prices normally consists in data on the estimate value of facilities or on actually incurred expenses for their construction as included in the inventory list of fixed assets during commissioning. In the case of absence of the said information valuation was performed based on the functional purpose, construction volume or area of the site, using the standard values of the comparison unit cost in basic prices. To determine the complete replacement value of the produced equipment, as well as other fixed assets, information on market prices for valuation objects or their functional analogues in the region as of December 1999 was used. If and when necessary, such information was adjusted for the existing differences between the valuation object and its functional analogues.

Name of the group of fixed assets	Full value prior to revaluation, thousand roubles	Residual (less depreciation) value prior to revaluation, thousand roubles	Date of revaluation	Full value after revaluation, thousand roubles	Residual (less depreciation) value after revaluation, thousand roubles
Land plots	2,930	1,749	1.01.2000	2,930	1,749
Buildings	931,157	555,765	1.01.2000	2,547,270	1,635,304

Facilities	2,099,294	1,252,972	1.01.2000	2,099,299	1,347,714
Machines and equipment	3,821,537	2,280,899	1.01.2000	3,433,677	2,204,362
Transport facilities	16,759	10,002	1.01.2000	16,326	10,482
Production and economic implements	8,710	5,199	1.01.2000	8,272	5,310
Other types of fixed assets	71	42	1.01.2000	102	65
Total:	**6,880,458**	**4,106,628**		**8,107,876**	**5,204,986**

On 31.10.2002, OJSC NWT was restructured in the form of takeover of the following companies:
NovgorodTelecom OJSC,
Electrosvyaz of Pskov oblast OJSC,
Electrosvyaz of the Republic of Karelia OJSC,
Electrosvyaz of Kaliningrad Oblast OJSC,
OJSC Cherepovetselectrosvyaz,
Electrosvyaz of Vologda Oblast OJSC,
OJSC Murmanelectrosvyaz,
Artelecom of Arkhangelsk oblast OJSC.

All assets and liabilities of the above companies had been transferred to OJSC NWT by the date of takeover, i.e. 31.10.2002, as to the successor of the companies, under an assignment statement valuated at their depreciated cost.

No fixed assets reassessment data for the merged companies is presented here due to the fact that the companies performed the reassessment before the takeover date when still functioning as independent legal entities. The Issuer has no reliable information as to the date of reassessment, or the full and depreciated cost of the fixed assets subject to the reassessment, as of the date of such reassessment.

Plans for acquisition, replacement or withdrawal of fixed assets, the value of which is 10 and more per cent of the value of fixed assets of the Issuer and other fixed assets at the Issuer's discretion: ***none***

IV. Data on Financial and Economic Operation of the Issuer

4.1. Results of the Financial and Economic Operation of the Issuer

4.1.1. Profit and Loss

No.	Index	Unit of measurement	2nd quarter of 2005
1.	Returns from sales of goods, products, works, services	thousand roubles	4,924,177
2.	Sale profit	thousand roubles	1,162,288
3.	Net profit (retained profit (uncovered loss))	thousand roubles	518,978
4.	Profitability of own capital	%	10.63
5.	Profitability of assets	%	5.98
6.	Net profitability ratio	%	10.54
7.	Profitability of products (sales)	%	23.60
8.	Capital turnover	times	1.05
9.	The value of uncovered loss as of the date under report	thousand roubles	none
10.	Ratio of uncovered loss as of date under report and balance currency	thousand roubles	none

Net profit is the final financial result of the company's operation in the period under report. It describes actual growth (increase) of the company's own capital. Based on the results of the 1st half of 2005 the company's net profit was

1,156,446 thousand roubles, including 637,468 thousand roubles in the 1st quarter and 518,978 thousand roubles in the 2nd quarter.

4.1.2. Factors that have influenced the change of the amount of receipts from Issuer's sales of goods, products, jobs, services and profits (losses) of the Issuer from the principal activity

№ No.	Factors	2nd quarter of 2005 / 1st quarter of 2005
1.	**Change of the rates for communication services, including:**	**221.8%**
1.1.	*change in the average subscriber fee for a local telephone connection*	*-27.3%*
1.2.	*change in the price of a minute of outbound long-distance and international connections*	*249.1%*
2.	**Change of the volume of provided services, including:**	**-121.6%**
2.1.	*change in the number of subscribers of local telephone connection services (city and rural telephone communication)*	*57.8%*
2.2.	*change in the number of international and long-distance outgoing connections*	*-179.4%*
3.	Other factors	**-0.2%**

4.2. Issuer's liquidity

Index	the 2nd quarter of 2005
Own circulating assets, thousand roubles	-7,728,447
Fixed asset index	1.50
Current liquidity factor	0.71
Rapid liquidity ratio	0.48
Own assets autonomy ratio	0.56

Liquidity indicators show the ability of the company to fulfil its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that investment is partially financed from borrowed funds.

The fixed assets index for the analyzed period is higher than the recommended value (0.9), while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises being from 1 to 2. As of 30.09.03 the current liquidity of the company was in the recommended range. In the 2nd quarter of 2005 as compared to the 1st quarter of 2005 the level of the liquidity ratio rather decreased (to 0.71), which is lower than recommended minimum value. However, the current liquidity ratio complies with the Company creditor banks' requirements (more than, or equal to 0.6).

The quick liquidity ratio decreased as of 01.07.05 against its value as of 01.04.05 (from 0.59 to 0.48), which is attributable to a lower cash balance and increasing the volume of liabilities under short-term credits as of the date under report.

After the Company implemented the treasury system, i.e. centralized management of the Company's cash flow, it has succeeded in improving the efficiency of cash utilization, and in reducing the balances on the subsidiaries' accounts. As a result of the carried out measures, the Company's liquidity is maintained not by balances on settlement accounts, but rather by availability of banks' opened quotas for current business funding, which is much more favorable for the Company. As of this day, the amount of confirmed quotas enables funding of the required monthly expenses.

The ratio of own assets autonomy shows the portion of own capital in the assets, its minimum standard amount being 0.5 – 0.6. In the 2nd quarter the autonomy ratio in fact remained the same and was 56% as of 01.07.05, which proves

the retaining of the Company's financial standing to be stable. The ratio value exceeds the rated figure, which describes the financial independence from creditors as high.

The ratio analysis proves the Company's financial standing to be stable. The Company's solvency is maintained at a high level, which is proved by the absence of overdue credit and loan debts and avoided delays of current payments.

4.3. Amount, structure and sufficiency of Issuer's capital and circulating funds

4.3.1. Amount and structure of Issuer's capital and circulating funds

Index	2nd quarter of 2005
Authorized capital	1,131,415
Additional capital	8,100,406
Capital reserves	56,571
Retained Net Profit (Uncovered Loss)	6,135,181
Total amount of capital	**15,423,573**

Index	2nd quarter of 2005
Authorized capital	7.3%
Additional capital	52.5%
Capital reserves	0.4%
Retained Net Profit (Uncovered Loss)	39.8%
Total amount of capital	**100.0%**

The share of own capital in the Company's assets in the 2nd quarter of 2005 somewhat decreased from 56.6% to 55.9%, but, in spite of this fact, the amount of the own capital is sufficient to ensure the required level of financial independence from creditors.
The structure of the own capital did not change any noticeably in the period under analysis.
The amount of the reserve complies with the level required by the Federal Law on Joint-Stock Companies, i.e. 5% of the authorized capital.

Index	2nd quarter of 2005
Stock	545,997
%	**12%**
Value added tax on acquired values	869,511
%	**20%**
Accounts receivable (expected in over 12 months after the reporting date)	55,752
%	**1%**
Accounts receivable (expected within 12 months after the reporting date)	1,709,030
%	**39%**
Short-term financial investments	1,064,349
%	**24%**
Monetary funds	155,649
%	**3.5%**
Other current assets	20,495
%	**0.5%**
Total amount of circulating assets	4,420,783
%	**100%**

The high capital coefficient of communication services being a specific feature of the industry, the share of circulating assets in the overall assets is insignificant: in the 2nd quarter of 2005, the circulating assets insignificantly decreased (by 1.4%), their portion in the overall assets making 16%.

Accounts receivable predominate in the circulating assets structure, which is also related to specific features of the industry. The Company's circulating assets policy is primarily aimed at lower accounts receivable, their higher quality (reduction of the overdue debt portion), and higher turnover rate. As of 01.07.2005, the accounts receivable share in the circulating assets was 40%, the portion of long-term accounts receivable not exceeding 1.3%. The share of supplies in the circulating assets for the 2nd quarter of 2005 slightly increased (from 11.1% to 12.4%). The cash segment in the circulating assets decreased (from 6.0% to 3.5%), which is attributable to a lower cash balance.

The Company's capital and circulating assets adequacy

The Company's short-term liabilities as of 01.07.2005 were 6,253,592 thousand roubles and amounted to 40.6% of the own capital, thus, the value of the own capital is sufficient for fulfilling short-term liabilities.

The amount of the Company's average daily operating debt service expenses (per cent of payment, line 070 of form 2) for the 2nd quarter of 2005 was 1,914.5 thousand roubles. The amount of circulating assets (as of 01.07.2005 – 4,420,783 thousand roubles) is sufficient for covering expenses for payment for interest (197,622 thousand roubles), planned in the 3rd quarter.

4.3.2. Issuer's Financial Investment

The list of the Issuer's financial investment making at least 10 per cent of the financial investment as of the end date of the quarter under report:

Item	TIN	Repayment date	Amount, roubles	Amount of investment in % of the total financial investment
Deposits				
Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company, JSCB Svyazbank OJSC), 7, Tverskaya ul., Moscow, 103375	7710301140	16.09.05	600,000,000.00	46.31%
Web-Invest Bank Open Joint-Stock Company, Web-Invest Bank OJSC, 38/4, Nevsky pr., Saint Petersburg, 191011	7831000637	29.09.05	150,000,000.00	11.58%
Web-Invest Bank Open Joint-Stock Company, Web-Invest Bank OJSC, 38/4, Nevsky pr., Saint Petersburg, 191011	7831000637	29.09.05	200,000,000.00	15.44%

4.3.3. Issuer's Intangible Assets

No.	Name of the intangible asset	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
1	Certification of Pskovelectrosvyaz ASR	303,570	-303,570	0
2	Trademark	77,627	-8,677	68,950
3	Trademark of the Telephone Guide series of reference books	2,650	-1,237	1,413
4	Communication cards trademark	2,901	-1,233	1,668
TOTAL		**386,748**	**-314,717**	**72,031**

There have been no contributions of intangible assets to the authorized capital or their receipts free of charge.

Accounting standard(s) rules, in compliance with which the Issuer presents information on its intangible assets:

Intangible assets are recorded in compliance with the accounting provisions "Accounting of Intangible Assets" PBU 14/2000, approved by the Order of the RF Ministry of Finance of 16.10.2000 No. 91n.

4.4. Data on the policy and expenses of the Issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

Development of OJSC NWT is implemented in compliance with the General Schedule for the Development of Telecommunication Networks of the Interregional Company North-West Telecom, prepared by OJSC Giprosvyaz to the order of OJSC NWT in 2002.

OJSC NWT has Certificate for the trade mark (service mark) No.267969 registered in the RF State Register of Trade Marks and Service Marks on April 28, 2004. The term of registration will expire on November 13, 2013.

This trademark is used in business documentation and advertising modules of OJSC North-West Telecom. A Manual on the Use of the Company Style has been prepared, setting forth the basic elements of the trademark concept and use.

4.5. Analysis of the development trends in the field of the Issuer's principal activity

For many years, the Russian communication industry has been showing positive business trends. Growing demand for communication services, and growing scopes of services provided have been recorded. Against the background of economic growth in all segments of the communication services market, the industry's investment activity is increasing.

In the 1st half of 2003, the process of restructuring of telecommunication operators affiliated with OJSC Svyazinvest was finalized. As a result, 7 interregional communication operators were established that are comparable to Eastern Europe's fixed communication operators by several parameters. The finalization of the legal procedure of OJSC Svyazinvest companies restructuring was the initial phase of the reform in the telecommunication sector. Currently, corporate restructuring of the united communication companies is underway. Main trends in the communication industry for the next few years:

- *switchover to the time-based rating of local outgoing calls,*
- *drastic improvement of the tariff policy,*
- *enhancement of the technical level of public telephone networks.*
- *development of new technologies, including Internet access technologies.*

An important line of the industry's development in the years to come is radical improvement of the tariff policies of telecommunication companies by bringing the communication service charge rates to the level of economically feasible costs, and by minimizing the limits of communication services cross-subsidizing. Among other things, the communication services pricing reform implies higher rates for local telephone communication and avoidance of local communication service subsidizing at the expense of long-distance communication services. The OJSC Svyazinvest holding, RF Ministry of Information Technology and Communication, and the Federal Tariff Service jointly work to revise the tariff policy.

The investment policy of interregional telecommunication companies shows a trend of saving large amounts of capital investment in public telephone and data transmission network expansion and updating, which is intended to reduce the telephone installation waiting lists and to improve the network digitization level.

According to analysts, on the average, Russian interregional communication companies cost 35 to 40 percent lower than similar companies on developing markets in terms of the company value-to-sales ratio (EV/S). Due to this, a leading growth of Russian telecommunication companies is forecast compared to similar foreign operators, which is attributable to their lower current market valuation.

The Issuer's business development is in line with the industry's overall trends.

Forecast of a possible change of the situation

The communication industry development corresponds to the general positive trends in the Russian economy. Besides, the industry has been steadily growing over the recent several years: novel technologies and new services are emerging, and demand for communication services is growing. The Issuer's business is also aimed at providing the full range of telecommunication services to a broad group of users.

Factors and conditions influencing the Issuer's business and its results:

The main risk factors considered by the Company in pursuing its business are:

1) On January 1, 2004, the new Federal Law on Communication came into effect, which establishes the legal basis for Russian communication industry's activity, and determines the industrial status of governmental bodies. The law may increase the extent of the Company business regulation, and until its appropriate by-law regulations are adopted, a period of contradictions and uncertainty related to interpretations of the law by regulatory bodies is inevitable.

According to the new law, the Company shall set equal conditions of telecommunication networks connection and traffic passing for communication operators providing similar services, and shall provide connection and traffic passing services to such operators on the same terms and of the same quality as for its own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shall be paid for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

According to the new law, the Company shall set equal conditions of telecommunication networks connection and traffic passing for communication operators providing similar services, and shall provide connection and traffic

passing services to such operators on the same terms and of the same quality as for its own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shall be paid for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

2) The ongoing processes of alternative telecommunication companies integration into large international holdings.

Forecast for the duration of the above factors and conditions:

It is difficult to forecast the duration of the principal adverse factors, as it is impossible to forecast the lifetime of the basic law regulating the telecommunication business. The alternative operators integration process is very dynamic and will last for another several years.

Actions taken and intended to be taken by the Issuer in the future for efficient use of these factors and conditions:

The key competitive advantages will be used.

Material events/factors that may most adversely affect the Issuer's ability to achieve similar or higher results in the future as compared to the results obtained in the last reporting period:

In the future, the main adverse effects should be expected from aggravating competition, especially by operators using the IP telephony technology enabling one to provide services at lower price rates, which reduces the traffic for traditional operators and, accordingly, has an adverse effect on their earning trends.

Probability of occurrence of such events (factors): ***The probability of serious competition on the side of operators using the IP-telephony technology is very high, since they are aggressively penetrating into all the regional markets.***
Material events/factors that may improve the Issuer's business results: ***The overall growth of Russia's economy and increase of the communication industry's segment in GDP are favorable for the Company's business.***

Key Competitors

OJSC NWT is the leader by physical indicators in the sector of local telephone connection services for residents. In the regional branches of OJSC NWT the share of local telephone connection services provided to the population is from 60 to 98%. As to the business sector, which is the most profitable today, the market share by physical volume in the regional branches of OJSC NWT is from 30% to 85%.

OJSC NWT holds leading position in the North-West market of long-distance and international connection. In the years to come the insignificant growth of traffic (both long-distance and international) is expected to continue, with simultaneous reduction of the traffic growth rate. The fall in the traffic growth rate has been partially caused by the intensive activities of alternative operators (including mobile communication operators) and by the increased use of IP-telephony.

The market of Internet services is characterized by a high level of competition. Of the market segments where OJSC North-West Telecom is represented, it is the above segment that is developing most rapidly. In 2004 OJSC North-West Telecom held the leading position by dial-up access in such branches as: Artelecom of Arkhangelsk Oblast, Electrosvyaz of the Republic of Karelia. In the field of dedicated access to the Internet, services both to the business sector and to wealthy sections of the population must be actively promoted. An increase in the demand for dedicated lines by 30-40% is forecasted in connection with the introduction of the time-based billing system for local telephone calls and stricter requirements for data transmission speed.

Competitive position:

OJSC NWT has a sufficient set of competitive advantages to achieve the Company's strategic goals. Of these, the most essential are:

2. *Low level of rates for services provided;*
3. *Developed infrastructure, and broad geographic coverage network;*
4. *A wide range of telecommunication services*
5. *Access to the IP telephony market*

To maintain the competitive capacity, OJSC North-West Telecom is implementing a strategy of integrated growth aimed at the development and updating of the existing communication network and construction of new telecommunication networks for providing high technological level services – ISDN and xDSL. Besides, a project is being implemented to create a multiservice communication network that will facilitate the formation of a single information space of the region.

The above factors' influence degree:

Factor	*Factor importance rating*
Considerable client base	*1*
Developed own infrastructure, and broad geographic coverage network;	*2*
Orientation towards the client	*3*
Intensive promotion of services	*4*
A wide range of telecommunication services	*5*
Availability of the financial capacity to launch large-scale projects.	*6*

1 - a high importance rate
6- a low importance rate

V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1. Data on the Structure and Terms of Reference of the Issuer's Management Bodies

Under articles 12, 13, 14 and 15 of the Articles of Association, the Issuer's management bodies are:

The general meeting of the shareholders is the supreme management body of the company.

The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

General Manager is the sole executive body managing the current operation of the Company.

Terms of reference of the general meeting of the Issuer's shareholders according to its Articles of Association (clause 12.2 of article 12 of the Issuer's Articles of Association):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) revisions of, and amendments to the Articles of Association, or approval of a new wording of the Articles of Association (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of

the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) decision on delegation of the authority of the Company's sole executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

24) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association (Charter).

The general meeting of shareholders may pass resolutions on matters provided in subclauses 2, 7, 8, 9, 15-19, and 23 of clause 12.2 of the Articles of Association (Charter) exclusively when introduced by the Board of Directors. In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

Terms of reference of the Issuer's Board of Directors according to its Articles of Association (Charter) (clause 13.4 of article 13 of the Issuer's Articles of Association):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of the Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association (Charter), except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Federal Law on Joint-Stock Companies;

22) determining the basic principles of constructing the organizational structure of the Company;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the sole executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the sole executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the sole executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;

36) deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;

39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

40) approving the Company's risk management procedure;

41) approving the Company's Corporate Governance Code.

42) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or sole executive body of the Company.

Resolutions on the matters listed under subclauses 7 and 20 of clause 13.4 of the Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in matters listed under subclauses 7 and 20 of clause 13.4 of the Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In this case, a decision may be passed by the majority of votes of holders of the Company's voting shares attending the meeting.

Decisions on the issues indicated in subclause 21 of clause 13.4 of the Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

Items other than those listed in clause 13.6 of the Articles of Association and classified in the frame of reference of the Board of Directors by the Federal Law "Joint-Stock Companies" and by the Articles of Association shall be passed by the majority of votes of the members of the Company's Board of Directors attending the session.

Terms of reference of the Issuer's collegiate executive bodies according to their Articles of Association (clause 14.4 of article 14 of the Issuer's Articles of Association):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-profit organizations, in which the supreme management body is formed without participation of a promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

17) approval of the Company's organizational structure, including the basic functions.

The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager.

The terms of reference of the sole executive body include the following issues (article 15 of the Issuer's Article of Association):

General Manager shall take decisions on matters not assigned under this Charter to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

The General Manager acts as the Chairperson of the Management Board.

The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Data on availability of an Issuer's bylaw establishing the rules of Issuer's corporate behaviour:

By the decision of the Board of Directors of the North-West Telecom Open Joint-Stock Company of September 22, 2004, the Corporate Governance Code (Set of Rules) of OJSC NWT was approved.

Internet page where the full text of the Issuer's Code of Conduct (Corporate Governance Code) is published for free access:

http://www.nwtelecom.ru/pubsas/test--DC56A1C75A46A890B1D77FDE96BAE3/index.html

Data on amendments to the Issuer's Articles of Association introduced in the last period under report:

On June 27, 2005 at the Annual General Meeting of the shareholders the new version of the Company's Articles of Association was approved.

Data on amendments to the Issuer's by-laws introduced in the last period under report:

On June 27, 2005 at the Annual General Meeting of the shareholders the new versions of the Provisions on the Company's Board of Directors and the Provisions on the Company's General Meeting of the shareholders were approved.

Internet-page where the full text of the valid version of the Issuer's Articles of Association and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.nwtelecom.ru/pubsas/test--C7740C29CBAA11D5AE4B0050045260BB/lang--/index.html

5.2. Information on members of the Issuer's management bodies

Members of the Issuer's Board of Directors:

Chairperson: *Valery Nikolayevich Yashin*
Education: *Higher*

Members of the Board of Directors:
1) Valery Nikolayevich Yashin
Year of birth: *1941*

Posts for the recent 5 years:
Period: *1996 – till now*
Organization: *Telecom-Soyuz Non-Governmental Pension Fund*
Position: *Chairperson of the Fund Council*

Period: *1998 – till now*
Organization: *St. Petersburg Payphones Closed Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *1998 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *1999 - 2002*
Organization: *Open Joint-Stock Company North-West Telecom*
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: *Member of the Board of Directors*

Period: *1999 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*
Position: *General Manager*

Period: *1999 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*
Position: *Chairman of the Management Board*

Period: *2000 - 2003*
Organization: *Mobile Telecommunications Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2000 – till now*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2000 – till now*
Organization: *Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication*
Position: *Chairperson of the Board of Directors*

Period: *2000 – till now*

Organization: *Electrosvyaz of Moscow Oblast Open Joint-Stock Company*
(since 2001 – Central Telecommunication Company – Open Joint-Stock Company)
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2004***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electricheskaya Svyaz of Oryol Oblast Open Join-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***2001 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***The Russian Foundation of the History of Communications***
Position: ***Member of the Management Board***

Period: ***2003 – till now***
Organization: ***FC-Zenith Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position: ***Member of the Supervisory Board***

Share of the party in the Issuer's authorized capital: ***0.143149 %***
Percentage of Issuer's common stock held by the said party: ***0.089292 %***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

2) Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2000***
Organization: ***National Association of Stock Market Members***
Position: ***Deputy Chairperson of the Executive Council***

Period: *2000 - 2001*
Organization: *Smolensksvyazinform Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Kirovsvyazinform Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Saratovenergo Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2002 – till now*
Organization: *National Association of Independent Directors*
Position: *Chairman of the Management Board*

Period: *2002 – till now*
Organization: *Association for Investors' Rights Protection*
Position: *Director*

Period: *2002 – 2005*
Organization: *Central Telecommunication Company - Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Member of the Board of Directors*

Period: *2005 – till now*
Organization: *Baltika Brewery Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2005 – till now*
Organization: *Russian Electrical Engineering concern "Ruelprom"*
Position: *Member of the Board of Directors*

Share in the Issuer's authorized capital: *no share*
Percentage of Issuer's common stock held by the party: *no share*
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: no shares
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: *none*

3) Ivan Ivanovich Rodionov
Year of birth: *1953*
Education: *Higher*

Posts for the recent 5 years:
Period: *1997 – till now*
Organization: *Representative office, AIG-Brunswick Capital Management Limited Company*
Position: *Managing Director*

Period: *2001 - 2002*

Organization: *Artelecom Open Joint-Stock Company*
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***"AIG-Interros RCF Advisor" Company***
Position: ***Managing Director***

Period: ***2004 – till now***
Organization: ***Fosagro Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

4) Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1995 – till now***
Organization: ***"NCH Advisors, Inc"***
Position: ***Vice-President***

Period: ***1999 - 2001***
Organization: ***Kuban airlines Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Electrosvyaz of Chelyabinsk Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Novosibirskenergo Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Lipetskelectrosvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Organization: ***GUM Trading House Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Electrosvyaz of Krasnoyarsk Krai Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Farmimex Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2004***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

5) Nikolay Moiseevich Popov
Year of birth: ***1949***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2002-2004***
Organization: ***Ministry of Communications of Russia***
Position: ***Head of the Board for organization of licensing***

Period: ***2004 – till now***
Organization: ***Ministry of Russia for Information Technologies and Communication***
Position: ***Director of the Department of State Programmes, Infrastructure Development and Use of the Limited Resource***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

6) Irina Mikhailovna Ragozina
Year of birth: ***1950***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1996 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Member of the Board of Directors***

Period: ***1998 - 2001***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***Svyazinform of Chelyabinsk Oblast Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Corporate Governance Department Director***

Period: ***2000 - 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2000***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***Member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Kurgan Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

7) Alexandr Alexandrovich Gogol

Year of birth: ***1946***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Rector***

Period: ***1999 - 2003***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

8) Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: *2000 - 2000*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *Deputy General Manager*

Period: *2000 - 2000*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *Member of the Management Board*

Period: *2000 - 2001*
Organization: *Globus-Telecom Closed Joint-Stock Company*
Position: *Member of the Management Board*

Period: *2000 - 2001*
Organization: *Petersburg Transit Telecom Closed Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2000 - 2002*
Organization: *St. Petersburg International Closed Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2000 - 2002*
Organization: *St. Petersburg International Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2001- 2001*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Manager of the Long-Distance International Telephone branch*

Period: *2001- 2002*
Organization: *Novgorodtelecom Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2001- 2002*
Organization: *Electrosvyaz of Pskov Oblast Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2002- 2002*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch*

Period: *2002- 2003*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Member of the Management Board*

Period: *2002- 2003*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager in Charge of Strategic Development and Technical Policy*

Period: *2002- 2003*
Organization: *Giprosvyaz Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2003- 2004*
Organization: *RTDC Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2003- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*

Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Sky Link Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

9) Dmitry Georgiyevich Yefimov
Year of birth: ***1962***

Education: ***Higher***

Posts for the recent 5 years:
Period: ***1993 – till now***
Organization: ***Association for Investors' Rights Protection***
Position: ***Head of the Corporate Management Department***

Period: ***1999 - 2002***
Organization: ***Self-controlled organization "National Association of Stock Market Members"***
Position: ***chief specialist***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Klin Design and Construction Works Closed Joint-Stock Company***
Position: ***General Manager***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: none
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

10) Alexandr Nikolayevich Kiselev
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2002***
Organization: ***Ministry of RF for Communication and Informatization***
Position: ***Deputy Minister***

Period: ***2002 - 2004***
Organization: ***Ministry of RF for Communication and Informatization***
Position: ***First Deputy Minister***

Period: ***2004 - 2004***
Organization: ***Ministry of Transport and Communications of the Russian Federation***
Position: ***Director of the Department of the state policy in the field of telecommunication and mail service***

Period: ***2004 – till now***
Organization: ***RF Ministry for Information Technologies and Communication***
Position: ***Assistant Minister***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.0000628%***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***

Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

11) Konstantin Vladimirovich Belyaev
Year of birth: ***1968***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 – 2001***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***Chief Accountant***

Period: ***2001 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Deputy General Manager, Chief Accountant***

Period: ***2002-2002***
Organization: ***Yartelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2002-2002***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003-2003***
Organization: ***Inter-Regional Commercial Bank of Communication and Information Support Development Open Joint-Stock Company (Svyazbank OJSC)***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***VolgaTelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Inter-Regional Commercial Bank of Communication and Information Support Development Open Joint-Stock Company (Svyazbank OJSC)***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.000631%***
Percentage of Issuer's common stock held by the party: ***0.000563%***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***

Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

Issuer's Collegiate executive management body

1) Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***

Position: *Chairperson of the Board of Directors*

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Sky Link Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***

Organization: *Inter-regional Transit Telecom Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

2) Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Deputy Economics and Finance Director - Manager of the Labour Organization and Remuneration Department of the Financial Economic Service of the Central Directorate***

Period: ***2000 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Artelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Vologda Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Cherepovetsectrosvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

5) Oleg Viktorovich Popov
Year of birth: ***1968***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***VTN Agency Closed Joint-Stock Company***
Position: ***Head of the Integrated Projects Department***

Period: ***2001 - 2003***
Organization: ***Petersburg Vneshtrans Open Joint-Stock Company***
Position: ***Manager in charge of marketing***

Period: ***2003 - 2004***
Organization: ***Ford Motor Company - Closed Joint-Stock Company***
Position: ***Head of the Logistics and Customs Clearance Department***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Commercial Director***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

6) Oleg Anatolyevich Semanov
Year of birth: ***1967***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 - 2002***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***Communication Network Operation and Operational Technical Management Director***

Period: ***2002 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy Regional Operation Director of the Artelecom of Arkhangelsk Oblast Branch of the North-West Telecom Open Joint-Stock Company***

Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager – Director in charge of Strategic Development and Technical Policy*

Period: *2003 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Member of the Management Board*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager – Technical Director*

Share in the Issuer's authorized capital: *0.002107 %*
Percentage of Issuer's common stock held by the party: *0.002209 %*
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: *none*

7) Grigory Borisovich Chernyak
Year of birth: *1949*
Education: *Higher*

Posts for the recent 5 years:
Period: *1994 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: *Member of the Management Board*

Period: *1994 - 2001*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *General Issues Manager*

Period: *2001 - 2004*
Organization: *U Krasnogo Mosta Closed Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2001 – till now*
Organization: *Medexpress Insurance Closed Joint-Stock Company*
Position: *Member of the Supervisory Board*

Period: *2001 - 2002*
Organization: *Zenith Football Club Closed Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager in Charge of General Issues*

Period: *2002 - 2004*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *Member of the Management Board*

Period: *2002 - 2005*
Organization: *North-West Telecom Open Joint-Stock Company*

Position: ***Deputy General Manager – Property Management Director***

Period: *2002 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *General Issues Manager of the Petersburg Telephone Network branch*

Period: *2002 – till now*
Organization: *The Russian Foundation of the History of Communications Nonprofit Partnership*
Position: *Member of the Board of the Partnership*

Period: *2003 – till now*
Organization: *Neva Kabel Closed Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2004 – till now*
Organization: *RSU-Telecom Limited Liability Company*
Position: *Member of the Board of Directors*

Period: *2004 – till now*
Organization: *RPC Svyazist Limited Liability Company*
Position: *Member of the Board of Directors*

Period: *2004 - 2004*
Organization: *Svyaz of the Komi Republic Open Joint-Stock Company*
Position: *Member of the Board of Directors*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager in charge of property management and general issues*

Share of the party in the Issuer's authorized capital: *0.033196 %*
Percentage of Issuer's common stock held by the said party: *0.034753 %*
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: *none*

8) Vladimir Ivanovich Shumeiko
Year of birth: *1956*

Posts for the recent 5 years:
Period: *1999 - 2002*
Organization: *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company*
Position: *First Deputy General Manager*

Period: *2002 - 2003*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *First Deputy Regional Manager of the Branch Electrosvyaz of the Republic of Karelia*

Period: *2003 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *First Deputy General Manager*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*

Position: *Member of the Management Board*

Share in the Issuer's authorized capital: *0.000108 %*
Percentage of Issuer's common stock held by the party: *0.000138 %*
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

9) Venera Adykhamovna Khusnutdinova
Year of birth: ***1973***

Posts for the recent 5 years:
Period: ***1998 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Head of the Investment Department***

Period: ***2000 - 2002***
Organization: ***Povolzhye-Avtosnab Limited Liability Company***
Position: ***Leading Specialist in Charge of Economics and Finance***

Period: ***2002 - 2003***
Organization: ***Kommerzbank (Eurasia) Closed Joint-Stock Company***
Position: ***Specialist of the Investment Banking Activities Department***

Period: ***2003 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Adviser of General Manager in Charge of Economics and Finance***

Period: ***2003 – 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Director in Charge of Economics and Finance***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2004 – 2005***
Organization: ***North-West Telecombank Closed Joint-Stock Company***
Position: ***Member of the Supervisory Board***

Period: ***2005 – till now***
Organization: ***North-West Telecombank Closed Joint-Stock Company***
Position: ***Member of the Supervisory Board***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Economics and Finance***

Share in the Issuer's authorized capital: ***no shares***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***

Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

10) Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***2000 - 2004***
Organization: ***Svyaz of the Komi Republic Open Joint-Stock Company***
Position: ***General Manager, Chairman of the Management Board, Member of the Board of Directors***

Period: ***2000 – 2001***
Organization: ***National Payphone Network Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Regional Director of the Svyaz of Komi Republic Branch***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0.16795 %***
Percentage of Issuer's common stock held by the party: ***0.19793 %***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

11) Leonid Zigmundovich Tufrin
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1994 - 2001***
Organization: ***Open Joint-Stock Company North-West Telecom***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Head of the Nekrasovsky Telephone Centre Branch***

Period: ***2002 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Head of the Nekrasovsky Telephone Centre Branch of Petersburg Telephone Network***

Period: ***2004 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***First Deputy Regional Manager of Petersburg Telephone Network Branch***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Acting Regional Manager of Petersburg Telephone Network Branch***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***

Position: *Regional Director of the Petersburg Telephone Network Branch*

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***0.00074 %***
Percentage of Issuer's common stock held by the party: ***0.0000059 %***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

11) Irina Vladimirovna Tambovskaya
Year of birth: ***1970***

Posts for the recent 5 years:
Period: ***1998 – 2001***
Organization: ***Motorola CJSC – Closed Joint-Stock Company***
Position: ***Manager in Charge of Personnel***

Period: ***2001 – 2004***
Organization: ***Kelly Services Limited Liability Company***
Position: ***Regional Director for North-West District***

Period: ***2004 – 2004***
Organization: ***Istok Open Joint-Stock Company***
Position: ***Director in Charge of Personnel***

Period: ***2004 – 2005***
Organization: ***RF Ministry for Information Technologies and Communication***
Position: ***Deputy Director of the Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager in Charge of Personnel***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the party: ***none***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

Person acting as the sole executive body of the Issuer:

Vladimir Alexandrovich Akulich

Year of birth: *1956*
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Organization: *Electrosvyaz of Pskov Oblast Open Joint-Stock Company*
Position: ***Member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Sky Link Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of Issuer's common stock held by the party: ***no share***
Number of Issuer's shares of each category that may be acquired as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of Issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the Issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

5.3. Data on the amount of remuneration, privileges and/or reimbursement for expenses for each of the Issuer's management bodies:

Aggregate amount of remuneration paid to the members of the Board of Directors for the year 2004 (the amount of payment is given for all members of the Board of Directors who held the respective positions in 2004):
Wages (roubles): ***2,780,522.00***
Bonuses (roubles): ***2,719,222.00***
Commission (roubles): ***13,120,130.00***
Privileges and/or reimbursement of expenses (roubles): ***798,763.00***
Other property compensations (roubles): ***0***
Total (roubles): ***19,418,637.00***
Data on existing agreements in respect of such payments in the current fiscal year:
According to article 7 of the Provisions on the Board of Directors of OJSC NWT the remuneration of the members of the Board of Directors consists of a quarterly and an annual remuneration.
The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.
The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.
The quarterly remuneration of a member of the Board of Directors shall be reduced by:
30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;
100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.
The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.
The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):
- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;
- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.
The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.
The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.
The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.

The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.

Aggregate amount of remuneration paid to the members of the Management Board for the year 2004 (the amount of payment is given for all members of the Management Board who held the respective positions in 2004):

Wages (roubles): ***15,963,922.83***

Bonuses (roubles): ***9,103,131.00***

Commission (roubles): ***11,163,419.00***

Privileges and/or reimbursement of expenses (roubles): ***4,502,419.00***

Other property compensations (roubles): ***322,829.21***

Total (roubles): ***41,560,248.78***

Data on existing agreements in respect of such payments in the current fiscal year:

In compliance with chapter 6 of the Provisions on the Management Board of OJSC NWT the remuneration is established as a percentage of the Company's net profit for the reporting quarter according to the Company's accounts and reports and is paid on a quarterly basis.

The amount of the paid remuneration and its distribution among the members of the Management Board are established by the decision of the Company's Board of Directors upon proposal of the Chairperson of the Management Board.

5.4. Data on the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer

To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

The terms of reference of the Auditing Committee include (article 17, clause 17.2.2 of the Issuer's Articles of Association):

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

Bylaw regulating the operation of the Issuer's body of control over its financial and economic activities:

Provisions on the Auditing Committee of OJSC NWT (Appendix 12)

Starting from December 2002 OJSC NWT's Internal Audit Department started its work.

The following persons are the members of the Department:

Alexandr Nikolayevich Levashev

Larisa Alexandrovna Smirnova

Tatiana Arkadyevna Romanova

Maxim Vladimirovich Rossel

Basic functions of the Internal Audit Department (in compliance with Provisions on the Internal Audit Department):

- periodic control of the compliance of financial and economic operations transacted by the Company, its branches and other structural units with the interests of the Company, protection of Company's assets;

- independent appraisal and analysis of Company's financial state on the whole, of the financial state of its branches and other structural units;

- periodic control of the observance by the Company, its branches and other structural units of legislative and other standard acts (including bylaws) regulating their activities, as well as of decisions of the General Meeting of the Shareholders of the Company, the Board of Directors of the Company, and the sole and collegiate executive bodies of the Company;

- checking the efficiency of the internal control system, control over cash flows and over related-party transactions, proving the reliability of accounts and reports and operational information of the Company, its branches and other structural units;

- consulting on issues of financial and tax legislation;

- interaction with external auditors, representatives of tax and other supervision authorities.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

In compliance with clause 18 of subclause 13.4 of Article 13 of the Issuer's effective Articles of Association the Board of Directors carries out the approval of the Provisions on the Structural Division of the Company exercising internal control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

In compliance with clause 4.14 of Provisions on the Internal Audit Department a report on audits is submitted to the Board of Directors (upon request) and to the General Manager of the Company.

In compliance with clause 4.1 of Provisions on the Internal Audit Department planned audits are conducted in compliance with the annual auditing plan approved by the General Manager.

Interaction of the Internal Audit Department and the external auditor:

In compliance with clause 3.2 of Provisions on the Internal Audit Department the Internal Audit Department employees, for proper performance of their tasks and functions, have the right to receive reports on the independent audit results.

Data on availability of an Issuer's bylaw establishing the rules to prevent the use of classified (insider) information: ***the rules of preventing the use of classified (insider) information are included in the Provisions on the Information Policy (see. Appendix 1)***

5.5. Information on members of the bodies for control over the financial and economic activities of the Issuer

Members of the Auditing Committee: and other Issuer's bodies for control over its financial and economic activities:

1) Full name: ***Yelena Viktorovna Zabuzova***

Year of birth: ***1950***

Education: ***Higher***

Posts for the recent 5 years:

Period: ***2000 - 2001***

Organization: ***Russian Open Joint-Stock Company of Energy and Electrification "Unified Energy System of Russia"***

Position: ***Head of the Budget Control Division, the Treasury Department***

Period: ***2001 - 2003***

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***

Position: ***Deputy Director – Head of the Economic Planning and Budgeting Division, Economic andd Rate Policy Department***

Period: ***2003 – till now***

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***

Position: ***Director of the Department of Economic Planning and Forecasting***

Period: ***2005 – till now***

Organization: ***North-West Telecom Open Joint-Stock Company***

Position: ***Member of the Auditing Committee***

Period: *2005 – till now*
Organization: ***VolgaTelecom OJSC***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Startcom CJSC***
Position: ***inspector***

Period: ***2005 – till now***
Organization: ***Yeniseytelecom CJSC***
Position: ***Member of the Auditing Committee***

Part of the member of the Issuer's body for control over its financial and economic activities in the Issuer's authorized capital (%): ***none***

Percentage of Issuer's common stock held by the said party (%): ***none***

Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***

Part of the member of the Issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***none***

Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

2) Full name: ***Ruslan Kyarimovich Aksyaitov***
Year of birth: ***1975***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***CKPP North-West Limited Liability Company***
Position: ***General Manager***

Period: ***2001 - 2001***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Summary Reporting and International Accounting Standards Division, Accounting Department***

Period: ***2001 – 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Methodology Division, Accounting Department***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Methodology Division, Accounting Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***Tsentralny Telegraph OJSC***
Position: ***Member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***Nizhny Novgorod Cellular Communications CJSC***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Tatincom – T OJSC***
Position: ***Member of the Auditing Committee***

Part of the member of the Issuer's body for control over its financial and economic activities in the Issuer's authorized capital (%): ***none***

Percentage of Issuer's common stock held by the said party (%): ***none***

Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***

Part of the member of the Issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***none***

Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

3) Full name: ***Yekaterina Nikolayevna Pavlova***
Year of birth: ***1978***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***Izhora Works Open Joint-Stock Company***
Position: ***accountant***

Period: ***2001- 2004***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Leading Specialist of the Methodology Division, Accounting Department***

Period: ***2004 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Methodology Division, Accounting Department***

Period: ***2004 – 2005***
Organization: ***Sibirtelecom OJSC***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Volgograd GSM CJSC***
Position: ***Member of the Auditing Committee***

Part of the member of the Issuer's body for control over its financial and economic activities in the Issuer's authorized capital (%): ***none***

Percentage of Issuer's common stock held by the said party (%): ***none***

Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***

Part of the member of the Issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***none***

Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

4) Full name: ***Alexandr Vladimirovich Kachurin***
Year of birth: ***1969***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2003***
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Specialist of the Crediting and Resources Allocation Sector***

Period: ***2003 - 2003***
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Chief Specialist of the Crediting and Resources Allocation Sector***

Period: ***2003 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Treasury Division, Finance Department***

Period: ***2004 –2005***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2004 –2005***
Organization: ***JSCIB Pochtobank Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2004 –2005***
Organization: ***YeniseyTelecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Sibirtelecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***VolgaTelecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***SteK GSM Closed Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Part of the member of the Issuer's body for control over its financial and economic activities in the Issuer's authorized capital (%): ***none***

Percentage of Issuer's common stock held by the said party (%): ***none***

Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***

Part of the member of the Issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***none***

Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

5) Full name: ***Konstantin Yuryevich Kravchenko***
Year of birth: ***1973***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2000***
Organization: ***VILCOM-INET Limited Liability Company***
Position: ***Manager***

Period: ***2000- 2002***
Organization: ***VILCOM-INET Limited Liability Company***
Position: ***Technical Director***

Period: ***2002- 2004***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief specialist of the Public Network Development Strategy Division, the Department of Telecommunications***

Period: ***2002 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Director of the Department of Telecommunications***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***JSC MobileTelecom – Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Position: ***Member of the Management Board***

authorized capital (%): *none*

Percentage of Issuer's common stock held by the said party (%): *none*

Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: *none*

Part of the member of the Issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): *none*

Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): *none*

Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: *none*

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: *none*

6) Full name: *Nataliya Petrovna Utina*
Year of birth: *1961*
Education: *Higher*

Posts for the recent 5 years:
Period: *1999 - 2001*
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist, Division of Investment Activities Simulation, Department of Capital Investment Management***

Period: *2001 - 2003*
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Deputy Head of Capital Investment Division, Department of Capital Investment Management***

Period: *2003 – till now*
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Department of Investment Projects Economics, Department of Economic Planning and Budgeting***

Period: *2000-2000*
Organization: ***Murmanelectrosvyaz Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: *2000-2002*
Organization: ***Electrosvyaz of Orenburg Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: *2000 - 2002*
Organization: ***Electrosvyaz of Orenburg Oblast Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Electrosvyaz of Kurgan Oblast Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Period: *2003 – till now*
Organization: ***Dalsvyaz Open Joint-Stock Company***
Position: ***Member of the Management Board***

Period: *2004-2005*
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Part of the member of the Issuer's body for control over its financial and economic activities in the Issuer's authorized capital (%): ***none***
Percentage of Issuer's common stock held by the said party (%): ***none***
Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Part of the member of the Issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***none***
Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***
Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

7) Full name: ***Natalya Viktorovna Yermolayeva***
Year of birth: ***1971***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Analysis and Statistics Division, Department of Finance Regulation and Control***

Period: ***2001 – 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division, Department of Internal Audit and Economic Analysis***

Period: ***2003 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division, Department of Economic Reports***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division of the Economic and Rate Policy Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2004-2005***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2004 – till now***
Organization: ***Ulyanovsk – GSM Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Part of the member of the Issuer's body for control over its financial and economic activities in the Issuer's authorized capital (%): ***none***
Percentage of Issuer's common stock held by the said party (%): ***none***

Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***

Part of the member of the Issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***none***

Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

Namelist of the Internal Audit Department:

1) Full name: ***Alexandr Nikolayevich Levashev***
Year of birth: ***1972***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1995 - 2000***
Organization: ***Elf Limited Liability Company***
Position: ***Expert***

Period: ***2000 - 2001***
Organization: ***Budimir Limited Liability Company***
Position: ***Consultant***

Period: ***2001 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Leading Accountant***

Period: ***2002 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Deputy Chief Accountant***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the Issuer's authorized capital (%): ***0***

Percentage of Issuer's common stock held by the said party (%): ***0***

Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***

Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***0***

Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

2) Full name: ***Larisa Alexandrovna Smirnova***
Year of birth: ***1975***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 – 2002***
Organization: ***Financial Control Department of the Ministry of Finance of RF for the Kingisepp District and Ivan Gorod***
Position: ***Treasurer***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Economist of the Zapadny ("Western") branch***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Treasury***

Period: ***2002 – 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Financial Department***

Period: ***2003 – 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***1st Category Specialist of the Internal Audit Department***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Chief Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the Issuer's authorized capital (%): ***0***
Percentage of Issuer's common stock held by the said party (%): ***0***
Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***0***
Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: ***none***

3) Full name: ***Tatiana Arkadyevna Romanova***
Year of birth: ***1955***
Education: ***Higher***
Posts for the recent 5 years:
Period: ***1996 – 2001***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***Leading Specialist of the Planning and Forecasting Department***

Period: ***2001 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch***
Position: ***Deputy Chief Accountant of the Main Long-Distance International Telephone Telegraph Centre***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Leading Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the Issuer's authorized capital (%): ***0.0000176***
Percentage of Issuer's common stock held by the said party (%): ***0***
Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: ***none***
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): ***0***
Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: *none*

3) Full name: *Maxim Vladimirovich Rossel*
Year of birth: *1977*
Education: *Higher*
Posts for the recent 5 years:
Period: *2000 – 2000*
Organization: *Primorsky Bank of the Savings Bank of Russia*
Position: *Comptroller of the operations department, Chukotka division No.8557*

Period: *2000 – 2001*
Organization: *Primorsky Bank of the Savings Bank of Russia*
Position: *Comptroller, teller of the operations department, Chukotka division No.8557*

Period: *2001 – 2004*
Organization: *Federal Treasury Board for Chukotka Autonomous Area*
Position: *1st category specialist of the Department for Analysis and Forecasting of the Federal Budget and Off-Budget Funds Income*

Period: *2004– 2004*
Organization: *Inter-District Inspectorate No.14 of the Taxes and Fees Ministry of Russia for St. Petersburg*
Position: *Deputy Head of the Department for Accounting, Reporting and Analysis*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Specialist of the Internal Audit Department*

Participation of the member of the Internal Audit Department in the Issuer's authorized capital (%): *no share*
Percentage of Issuer's common stock held by the said party (%): *no share*
Number of Issuer's shares of each category that may be acquired by such a party as a result of exercising the rights granted by the Issuer's options held by it: *none*
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies (%): *0*
Percentages of Issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of Issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the Issuer's subsidiary's or dependent company's options held by it: *none*
Nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer: *none*

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer

The aggregate amount of remuneration paid to the body of control over the financial and economic activities of the Issuer (Auditing Committee) for the Year 2004:
Wages (roubles): *2,039,289.00*
Bonuses (roubles): *947,053.00*
Commission (roubles): *3,266,913.00*
Privileges and/or reimbursement of expenses (roubles): *131,787.00*
Other property compensations (roubles): *20,115.00*
Total (roubles): *6,405,157.00*
Data on existing agreements in respect of such payments in the current fiscal year:
In compliance with the Provisions on the Auditing Committee of the Company:
In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.
The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.

The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time of his/her work in the quarter.

The total amount of remuneration paid to other bodies of the Issuer for control over its financial and economic activities (internal audit department) for the 2004 year:

Wages (roubles): ***1,371,980.00***

Bonuses (roubles): ***610,623.00***

Commission (roubles): ***0***

Privileges and/or reimbursement of expenses (roubles): ***551,089.00***

Other property compensations (roubles): ***0***

Total (roubles): ***2,533,693.00***

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Index	**1st quarter of the year 2005**
Average official number of employees, persons	32950
Employees who have graduated from higher schools, %	24
Amount of cash, allocated for wages, roubles *	1,080,726,267
Amount of cash, allocated for social security, roubles	46,411,977
Total amount of cash spent, roubles	1,127,138,244

There are no employees seriously influencing the Issuer's business (key employees).

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers' (employees') participation in its authorized capital (unit investment fund), including Issuer's options.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Issuer's total number of participants as of the date of the end of the quarter under report:
34963

Total number of parties registered in the shareholders register of the Issuer as of the date of the end of the last quarter under report:
34963

Total number of nominal holders of Issuer's shares:
32

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*

Abbreviated official name: *OJSC Svyazinvest*

Location: *55, ul. Plyushchikha, building 2, Moscow, Russia, 119121*

Tax-payer's identification No.: *7710158355*

Share in the Issuer's authorized capital: ***39.528 %***

Percentage of common shares: ***50.761 %***

Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common stock of Issuer's shareholder:

Full name: ***MUSTCOM LIMITED***
Abbreviated name: ***MUSTCOM LIMITED***
Location: ***Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Tax-payer's identification No.: ***none (Non-resident)***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***
Percentage of common shares: ***25% + 1 share***
Percentage of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common shares held by the party: ***none***
Full name: ***Ministry of Proprietary Relations of the Russian Federation***
Abbreviated name: ***Minimushchestvo of RF***
Location: ***9 Nikolsky per., Moscow, 103685***
Tax-payer's identification No.: *7710144747*
Share in the authorized capital of the Issuer's shareholder (participant): ***50 % + 1 share***
Percentage of common shares: ***50 % + 1 share***
Percentage of the party in the Issuer's authorized capital: *3,337%*

Full name: The Russian Federation represented by the Fund of Federal Property of Russia
Abbreviated name: ***RFFI***
Location: 9, Leninsky pr-t, Moscow, 119049
Tax-payer's identification No.: ***7704097841***
Share in the authorized capital of the Issuer's shareholder (participant): ***25% -2 shares***
Percentage of common shares: ***25% -2 shares***

Percentage of the party in the Issuer's authorized capital: ***the Russian Federal Property Fund was not on the register of OJSC NWT shareholders as of the reporting date.***

Percentage of Issuer's common shares held by the party: ***the Russian Federal Property Fund was not on the register of OJSC NWT shareholders as of the reporting date.***

Data on the share of the state or the municipal unit in the authorized capital of the Issuer is given in clause 6.3 of the Report.

Full official name: ***Brunswick UBS Closed Joint-Stock Company***
Abbreviated official name: ***Brunswick UBS CJSC***
Location: ***2/2, Paveletskaya square, Moscow, 115054***
Tax-payer's identification No.: ***7711080038***
Share in the Issuer's authorized capital: ***14.867% (nominal holder)***
Percentage of common shares: ***15.296% (nominal holder)***

Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common stock of Issuer's shareholder:

Name: ***Brunswick Warburg (Russia) Ltd.***
Location: ***The Issuer has no data***
Tax-payer's identification No.: ***none (Non-resident)***
Share in the authorized capital of the Issuer's shareholder: ***100 %***
Percentage of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common shares held by the party: ***none***

Full official name: ***Depositary Clearing Company – Closed Joint-Stock Company***
Abbreviated official name: ***DCC CJSC***
Location: ***13, ul. 1-ya Tverskaya-Yamskaya, Moscow, 125047***
Tax-payer's identification No.: ***7710021150***
Share in the Issuer's authorized capital: ***8.621 % (nominal holder)***
Percentage of common shares: ***6.349% (nominal holder)***

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of the Issuer's shareholder (participant):

The Issuer has no data

Full official name: *ING-BANK (Eurasia) Closed Joint-Stock Company*

Abbreviated official name: *ING Bank (Eurasia) CJSC*

Location: *31, ul.Krasnaya Presnya, Moscow, 123022*

Tax-payer's identification No.: *7712014310*

Share in the Issuer's authorized capital: *5.897 % (nominal holder)*

Percentage of common shares: *6.799 % (nominal holder)*

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of the Issuer's shareholder (participant):

The Issuer has no data

6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal entity) in the Issuer's authorized capital and special rights:

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Ministry of Proprietary Relations of the Russian Federation***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***9, Nikolsky pereulok, Moscow, 103685***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: *3.337%*

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The State Regional Institution "Property Fund of Novgorod Oblast"***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***office 161, pl. Sofiyskaya, Veliky Novgorod, Novgorod Oblast, 173005***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00008%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda Oblast represented by the Department of Proprietary Relations of Vologda Oblast***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda city***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00001%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Ministry of State Property and Enterprises Reforming of the Republic of Komi***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The city of Syktyvkar***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00022%***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

The share of the Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company" (19/21, 5th ul. Yamskogo Polya, Moscow, 125124) in the Issuer's authorized capital is 0.003%

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

If any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder are established by the Articles of Association of the Issuer, which is a joint-stock company, then such restrictions must be listed: ***no such restrictions have been provided for by the Articles of Association of the Issuer.***

If any restrictions of the share of foreign parties' participation in the authorized capital of the Issuer have been established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation, then such restrictions must be listed or it must be stated that there are no such restrictions: ***there are no such restrictions***

Other restrictions related to participation in the authorized capital (unit investment fund) of the Issuer: ***there are no other restrictions***

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Compositions of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock as determined as of the date of the list of parties entitled to participation in each general meeting of the shareholders (participants) of the Issuer, held for the 5 recent completed fiscal years preceding the date of the end of the quarter under report.

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***03.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.800***
Percentage of Issuer's common stock held by the said party (%): ***51.005***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***13.768***
Percentage of Issuer's common stock held by the said party (%): ***15.220***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***6.832***
Percentage of Issuer's common stock held by the said party (%): ***8.336***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***20.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Percentage of Issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of Issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of Issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of Issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***02.04.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of Issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of Issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of Issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of Issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***01.10.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): *41.017*
Percentage of Issuer's common stock held by the said party (%): *50.940*

Full official name: *Stotter Limited*
Abbreviated official name: *The Issuer has no data*

Share of the party in the Issuer's authorized capital (%): *10.932*
Percentage of Issuer's common stock held by the said party (%): *12.299*

Full official name: *Machaon Limited*
Abbreviated official name: *The Issuer has no data*

Share of the party in the Issuer's authorized capital (%): *5.424*
Percentage of Issuer's common stock held by the said party (%): *6.737*

Full official name: *DCL-KF Corporation*
Abbreviated official name: *The Issuer has no data*

Share of the party in the Issuer's authorized capital (%): *4.400*
Percentage of Issuer's common stock held by the said party (%): *5.465*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: *08.05.2002*

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the Issuer's authorized capital (%): *41.017*
Percentage of Issuer's common stock held by the said party (%): *50.940*

Full official name: *Stotter Limited*
Abbreviated official name: *The Issuer has no data*

Share of the party in the Issuer's authorized capital (%): *10.932*
Percentage of Issuer's common stock held by the said party (%): *12.299*

Full official name: *Machaon Limited*
Abbreviated official name: *The Issuer has no data*

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): *5.424*
Percentage of Issuer's common stock held by the said party (%): *6.737*

Full official name: *DCL-KF Corporation*
Abbreviated official name: *The Issuer has no data*

Share of the party in the Issuer's authorized capital (%): *4.400*
Percentage of Issuer's common stock held by the said party (%): *5.465*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: *16.12.2002*

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company*

Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%):
Percentage of Issuer's common stock held by the said party (%): ***7.906***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of Issuer's common stock held by the said party (%): ***4.756***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***05.05.2003***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***6.633***
Percentage of Issuer's common stock held by the said party (%): ***6.298***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***27.02.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***4.13***
Percentage of Issuer's common stock held by the said party (%): ***5.6***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***14.05.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***19.07.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***21.07.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***10.05.2005***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.528***
Percentage of Issuer's common stock held by the said party (%): ***50.761***

6.6. Data on Related-Party Transactions Made by the Issuer

Total number of the related-party transactions made by the Issuer:
72

Total amount of related-party transactions approved by the Issuer's Board of Directors, based on the results of the last quarter under report:
44,117 US dollars and
276,427,639.05 roubles

Сделок, в совершении которых имелась заинтересованность, и одобрение которых согласно российскому законодательству относится к компетенции других органов управления, в отчетном периоде совершено не было.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the Issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: ***there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the Issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Total Amount of Issuer's Accounts Receivable:

	2nd quarter of 2005
Total amount of accounts receivable, (*lines 230, 240 of form No.1*), thousand roubles	1,764,782
Reserve for doubtful debts, thousand roubles	1,065,954
Total accounts receivable, thousand roubles **	2,830,736

**** - merged companies taken into account (OJSC NWT was reorganized on the October 31, 2002 by taking over a number of telecommunication companies in the North-West of Russia. The audited accounts and reports of OJSC NWT for the year 2002 include the data of the affiliated organizations, starting from November 1, 2002).***
***** - When calculating the total amount of accounts receivable for the respective period, the Issuer takes into account the doubtful debt reserve.***

Issuer's Accounts Receivable Structure*:

1st quarter of the year 2005

Type of accounts receivable	Period in which the debt arises					TOTAL
	from 0 to 45 days	from 45 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year	
Accounts receivable (line 230), including:						
buyers and customers, roubles	6,481,991	x	x	x	x	**6,481,991**
advances distributed, roubles	550,884	x	x	x	x	**550,884**
other receivables, roubles	48,719,407	x	x	x	x	**48,719,407**
Total, roubles:	**55,752,282**	**0**	**0**	**0**	**0**	**55,752,282**
Accounts receivable (line 240), including:						x
overdue one, roubles	155,625,635	31,529,773	75,518,027	354,806,671	636,594,369	**1,254,074,475**
Buyers and customers, roubles (except for the overdue accounts receivable)	1,212,211,188	0	0	6,293,968	0	**1,218,505,156**
advances distributed, roubles	81,791,760	882,607	40,869,864	1,749,634	500,975	**125,794,840**
other receivables, roubles	168,663,648	197,657	392,244	1,238,993	6,117,482	**176,610,024**
Total, roubles:	**1,618,292,231**	**32,610,037**	**116,780,135**	**364,089,266**	**643,212,826**	**2,774,984,495**

	Line of form No.1 (of the Balance sheet)	*Current amount of accounts receivable as of the date under report (data is entered with a "-" sign)*	*Including the overdue accounts receivable, roubles, as of the date under report (data is entered with a "+" sign)*	
			Less than 3 months, roubles	*More than 3 months, roubles*
accounts receivable, including:	**240**	**2,774,984,495**	**187,155,408**	**1,066,919,067**
1. buyers and customers TOTAL	**241**	**2,472,579,631**	**166,909,341**	**1,061,869,706**
2. advances distributed TOTAL	**242**	**125,794,840**	**9,716,312**	**1,265,136**
3. other debtors TOTAL	**243**	**176,610,024**	**10,529,755**	**3,784,225**

** The accounts receivable structure is presented taking into account the reserve for doubtful debts.*
*** - The Issuer keeps records of accounts receivable with the payment due period up to 45 days and from 45 days to 90 days, and for this reason no correct breakdown of accounts receivable with the payment due period up to 30 days and from 30 days to 60 days can be given.*
- The Issuer keeps records of accounts receivable by the time they arose, therefore no correct data of accounts receivable accounting by the time of payment due can be given.

Debtors owing at least 10 per cent of the total amount of the accounts receivable in the 2nd quarter of 2005: ***none***

VII. Issuer's accounting reports and other financial information

7.1. Annual accounting reports of the Issuer

Information is not submitted in the current period under report

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

Accounting Balance Sheet as of June 30, 2005

		Codes
	Form No.1 under OKUD	710001
	Date (year, month, day)	2005.06.30
Organization: North-West - Directorate	under OKPO	1166228
Taxpayer's Identification Number	TIN	7808020593
Area of business: communication	under OKVED	64.20.11,12,22,3,21 55.23.1
Organizational & Legal form/Form of Ownership: OJSC	under OKOPF/OKFS	47/34
Unit of measurement: thousand roubles	under OKEI	384
Address: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186		
Date of approval		
Date of mailing (acceptance)		

ASSETS	Explanations	Line code	Index code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS					
Intangible Assets,		110	110	**457**	**72**
Fixed Assets,		120	120	**18,627,158**	**18,063,237**
Capital investments		130	130	**1,013,229**	**2,347,606**
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments,		**140**	**140**	167,908	231,401
including: investment in subsidiaries		141		85,448	151,028
investment in associate companies		142		32,839	32,839
investment in other companies		143		30,886	30,985
other long-term finance investment		144		18,734	16,550
Deferred tax assets		145	145	**494,888**	**369,634**

Other non-circulating assets		150	150	1,763,977	2,178,172
Total for section I		**190**	**190**	**22,007,617**	**23,190,122**
II. CURRENT ASSETS					
Stock,		**210**	**210**	**520,116**	**545,997**
including: raw materials, components and other similar values		211	211	302,280	322,990
expenditures in work-in-process (turnover costs)		213	213	143	5,870
finished products and goods for resale		214	214	11,140	10,279
shipped goods		215	215	604	
deferred expenses		216	216	205,949	206,858
other stock and expenses		217	217		
Value added tax on acquired values		220	220	1,110,785	869,511
Accounts receivable (expected in over 12 months after the reporting date),		**230**	**230**	**64,588**	**55,752**
including: buyers and customers		231	231	6,540	6,482
advances distributed		232		2,047	551
other debtors		233		56,001	48,719
Accounts receivable (expected within 12 months after the reporting date),		**240**	**240**	**1,394,170**	**1,709,030**
including: buyers and customers		241	241	1,150,366	1,406,625
advances distributed		242		72,333	125,795
other debtors		243		171,471	176,610
Short-term financial investments,		**250**	**250**	**15,689**	**1,064,349**
Monetary funds,		**260**	**260**	**239,782**	**155,649**
Other current assets		270	270	319	20,495
Total for section II		**290**	**290**	**3,345,449**	**4,420,784**
BALANCE (sum of lines 190 + 290)		**300**	**300**	**25,353,066**	**27,610,906**

LIABILITIES	Explanations	Line code	Index code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authorized capital		410	410	1,131,415	1,131,415
Additional capital		420	420	8,126,713	8,100,407
Capital reserves		430	430	**46,897**	**56,571**
Own shares purchased from shareholders		440	411		
Retained profit (uncovered loss) of previous years.		460	470	5,299,818	4,978,735
Retained profit (loss) of the year under report		470	470	**X**	**1,156,446**
Total for section III		**490**	**490**	**14,604,843**	**15,423,573**
Profit (loss) from the division's current activities for the period under report		**495**		**X**	1,156,446
Settlements on transferring the result of the period under report		496		**X**	
Settlements in respect of internal operations		497			
IV. LONG-TERM LIABILITIES Credits and loans		**510**	**510**	2,808,434	4,621,927
including: credits		511		2,576,939	1,417,684

loans		512		231,495	3,204,243
Deferred tax liabilities		515	515	590,675	614,488
Other long-term liabilities		520	520	**1,131,204**	**697,326**
Total for section IV		**590**	**590**	**4,530,314**	**5,933,741**
V. SHORT-TERM LIABILITIES Credits and loans		**610**	**610**	2,025,180	2,677,709
including: credits		611		495,641	1,077,407
loans		612		1,529,539	1,600,302
Accounts payable,		**620**	**620**	3,450,766	2,782,448
including:					
suppliers and contractors		621	621	1,906,210	1,451,815
advances received		622	625	373,662	276,258
wage arrears		623	622	142,375	181,324
indebtedness to state off-budget funds		624	623	69,112	75,802
Debt in respect of taxes and fees		625	624	409,429	272,050
other creditors		626	625	549,979	525,199
Indebtedness to participants (promoters) in respect of income payment		630	630	**18,070**	**353,916**
Deferred income		640	640	**78,677**	**93,855**
Reserves for forthcoming costs		650	650	**645,216**	**345,664**
Other short-term liabilities		660	660		
Total for section V		**690**	**690**	**6,217,910**	**6,253,592**
BALANCE (sum of lines 490 + 497 +590 + 690)		**700**	**700**	**25,353,066**	**27,610,906**

Check of assets and liabilities balance	-	-

STATEMENT ON AVAILABILITY OF VALUABLES RECORDED ON OFF-BALANCE ACCOUNTS

Index	**Explanations**	**Line code**	**Index code**	**As of the beginning of the period under report**	**As of the end of the period under report**
1	**1a**	**2**	**2a**	**3**	**4**
Leased fixed assets,		901	910	**966,532**	**863,122**
including those under leasing		911	911	**320,893**	**213,267**
Inventories accepted for custody		902	920	**56,606**	**75,600**
Goods accepted for commission		903	930	**7,492**	**9,614**
Insolvent debtors' indebtedness written-off to loss		904	940	**670,173**	**790,188**
Received liability and payment collaterals		905	950	**22,165**	**21,568**
Issued liability and payment collaterals		906	960	**5,301,448**	**3,437,752**
Wear of housing fund		907	970	**7,606**	**7,196**
Wear of external improvements and other similar facilities		908	980	**3,083**	**3,326**
Funds for payment for communication services		909		**57,372**	**107,433**

STATEMENT ON THE NET ASSETS VALUE

Index	**Explanations**	**Line code**	**Index code**	**As of the beginning of the period under report**	**As of the end of the period under report**
1	**1a**	**2**	**2a**	**3**	**4**

Net assets		1000		14,683,520	15,517,428

Manager ____________ ______________ **Chief accountant** _________________ ____________________

(signature)

(name) (signature) (name)

"___" ____________

Profits and Losses Report

for 6 months of 2005

	Codes
Form No.2 under OKUD	0710002
Date (year, month, day)	2005.06.30
under OKPO	1166228
TIN	7808020593
under OKVED	64.20.11,12,22,3,21 55.23.1
under OKOPF/OKFS	47/34
under OKEI	384

Organization: North-West - Directorate

Taxpayer's Identification Number

Area of business: communication

Organizational & Legal form/Form of Ownership: OJSC

Unit of measurement: thousand roubles

Address: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186

Index	Explanations	Line code	Index code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	9,831,016	8,345,561
including that from the sales: communication services		011		9,553,688	8,106,553
Prime cost of sold goods, products, works and services		020	020	(7,477,130)	(6,462,425)
Including that from communication services		021		(7,361,016)	(6,378,714)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		**050**	**050**	2,353,886	1,883,136
II. Operating income and expenses Interest receivable		060	060	50,325	19,780
Interest payable		070	070	(316,587)	(154,139)
Income from participation in other organizations		080	080	3,372	1,610
Other operating income		090	090	121,548	450,085
Other operating expenses		100	100	(370,709)	(686,802)
III. Non-sale income and expenses Non-sale income		120	120	84,375	185,671
Non-sale (non-operating) expenses		130	130	(258,729)	(335,270)
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		**140**	**140**	1,667,481	1,364,070
Expenses for the profit tax (lines -151+/-152+/-153)		**150**		**(511,096)**	**(410,878)**
including deferred tax liabilities		151	142	(23,813)	(70,499)
deferred tax assets		152	141	(133,327)	(24,825)

current profit tax		153	150	(353,956)	(315,553)
PROFIT (LOSS) FROM NORMAL ACTIVITIES		**160**		1,156,385	953,193
IV. Extraordinary income and expenses Extraordinary income		170		795	1,788
Extraordinary expenses		180		(734)	(369)
Profit (loss) from the division's current activities (lines 160 + 170 - 180)		19001		1,156,446	954,612
Settlements on transferring the result of the period under report		19002			
NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 19001+19002)		**190**	**190**	1,156,446	954,612
FOR REFERENCE **Contingent expenses /income for the profit tax**		201		(395,671)	(330,499)
Fixed tax liabilities		202	200	(115,933)	(102,404)
Fixed tax assets		203	200	509	22,025

Index	**Explanations**	Line code	**Index code**	**For the period under report**	**For the same period of the previous year**
1	**1a**	**2**	**2a**	**3**	**4**
Base profit (loss) per share, roubles		301			
Watered profit (loss) per share, roubles		302			

* To be filled in the annual accounting report

Explanation of profit and loss items

Index	**Line code**	**Index code**	**For the period under report**		**For the same period of the previous year**	
			profit	**loss**	**profit**	**loss**
1	2	2a	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	401		17,867	(1,385)	11,720	(777)
Profit (loss) of previous years	402		23,524	(49,434)	53,435	(51,968)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	403		860	(555)	1,629	(3,977)
Exchange rate differences of foreign currency transactions	404		20,140	(3,164)	63,958	(29,629)
Deductions for estimate reserves	405		**46,459**			(165,476)
Writing off accounts receivable and payable	406		3,248	(8,942)	973	(7,925)

CEO ______________ ________________ **Chief accountant** __________________ ______________________

(signature) (name) (name) (signature)

7.3. Issuer's Summary Accounts and Reports for the Last Completed Fiscal Year.

A) Summary Accounts and Reports according to the Russian accounting standards is not submitted

Grounds of not submitting:

The duty of an organization to make up summary accounts is established by clause 91 of the Order of the Ministry of Finance of the RF No. 34n "On Approving the Provisions on Book-Keeping and Reporting in the Russian Federation" of 29.07.98.

In compliance with the said order, if an organization has subsidiaries or dependent companies, summary accounts are to be made up besides own accounting report, including the reporting indices of such companies situated in the territory of the Russian Federation and outside the Russian Federation, according to the procedure established by the Ministry of Finance of the Russian Federation.

Meanwhile, no procedure for making up summary (consolidated) reports has been established by the Ministry of Finance of the Russian Federation by today. The only document concerning making up such reports is the Order of the Ministry of Finance No. 112 of 30th December 1996 "On Methodological Recommendations for Making up and Submitting Summary Accounts" Meanwhile, this act is not a normative act (according to the resolution of the Ministry of Justice of the Russian Federation of 19th March 1997, No. 07-02-285-97, this order of the Ministry of Finance does not require state registration), is of purely methodological nature, and, besides, that document does not establish a procedure, but just determines the general approaches towards making up summary accounts. There are no explanations or instructions in respect of applying the order.

At the same time, according to clause 8 of the Order, a Group may abstain from making up summary accounts according to the rules provided for by the standard acts and methodological instructions on book-keeping of the Ministry of Finance of the Russian Federation, if the following conditions are simultaneously observed:

- the summary accounts have been made up on the basis of the International Accounting Standards (IAS) prepared by the International Accounting Standards Committee;

- the Group must ensure reliability of the summary accounts made up on the basis of IAS;

- the explanatory note to the summary accounts contains the list of applied accounting requirements, discloses the book-keeping methods, including evaluations differing from the rules provided for by the standard acts and methodological instructions on accounting of the Ministry of Finance of the Russian Federation.

B) Summary Accounts and Reports in compliance with the International Accounting Standards (See Appendix 2)

7.4. Data on the Issuer's Accounting Policy

Provisions on Accounting Policy of NWT OJSC for the year 2005 (See Appendix 3)

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export works (services)

7.6. Data on Value of the Real Estate and on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year.

Real estate	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
	9,898,742,652	-3,682,133,841	6,216,608,811

There have been no essential changes in the composition of the Issuer's property with a balance value exceeding 5 per cent of the balance value of the Company's assets after the date of expiry of the last completed fiscal year.

7.7. Data on Issuer's Participation in Any Court Proceedings, if such Participation May Materially Affect Financial or Economic Operation of the Issuer

As of 30 June 2005 and during the three years preceding that date, OJSC North-West Telecom did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Issuer and results of current court proceedings. Among other things, in the said period the Issuer did not take part in any court cases related to contesting the rights to Issuer's licenses, related to recognizing the Issuer and/or its subsidiaries and/or affiliates bankrupt, to alienation of Issuer's property (assets) or to exacting a debt in respect of taxes or fees to the budget or non-budgetary funds in any significant amount.

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): ***1,131,414,770***

Breakdown of the authorized capital by share categories:
Common stock:
Total (roubles): ***881,045,433***
Share in the Issuer's authorized capital: *77.871127 %*
Preferred stock:
Total (roubles): ***250,369,337***
Share in the Issuer's authorized capital: *22.128873 %*

Category of stock circulating outside the Russian Federation: ***common registered nondocumentary***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: ***4.97%***

Name and location of the foreign Issuer whose securities certify the rights in respect of Issuer's stock of the respective category: ***JPMorgan Chase Bank is the Issuer under the 1st level ADR programme of OJSC NWT.***

Brief description of the programme (type of programme) for the issue of foreign Issuer's securities certifying the rights in respect of the stock of the respective category: ***1st level ADR***

Data on obtaining a permission from the Federal Commission for circulation of Issuer's stock of the respective category outside the Russian Federation (if applicable): ***Resolution No. 701/r of 11th August 2001, Resolution No. 1590/r of 3rd January 2002.***

Name of foreign organizer of trade (organizer of trade), through whom foreign Issuer's securities certifying the rights in respect of Issuer's shares circulate (if there is such a circulation) ***according to the circulation conditions in the framework of 1st level ADR programme, trade is effected in the off-exchange market only***

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Period starting date: ***January 1, 2000***

	Amount of AC, roubles	AC structure	Issuer's management body taking the decision on changing the amount of AC	No. and date of making up the minutes of the meeting (session) of the management body taking the decision on changing the amount of AC.	Amount of AC after each change, roubles
As of 1.01.2000	466,474,800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	---	---	466,474,800

As of 1.01.2001	466,474,800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	General Meeting of the Shareholders	Minutes No. 1 of 03/04/2000	587,497,817
As of 01.01.2002	587,497,817	Common stock: - 473,056,966 pcs. Preferred stock - 114,440,851 pc.	—	—	587,497,817
As of 1.01.2003	587,497,817	Common stock: 473,056,966 pcs. Preferred stock - 114,440,851 pc.	General Meeting of the Shareholders	Minutes No. 1 of 28/11/2002	937,940,010
As of 1.01.2004	937,940,010	Common stock: 735,917,222 pcs. Preferred stock - 202,022,788 pcs.	Board of Directors	Minutes No. 21-04 of 25/06/2004	1,131,414,770
As of 31.01.2005	1,131,414,770	Common stock: 881,045,433 pcs. Preferred stock - 250,369,337 pcs.	—	—	1,131,414,770

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

In compliance with the Articles of Association, the Issuer forms a reserve in the amount of 5 per cent of the authorized capital.
As of 01.01.03, a reserve had been formed in the amount of 29,375 thousand roubles, which amounted to 13.3 per cent of the authorized capital.
As of 01.10.2003, 17,522 thousand roubles were deducted to the reserve, as a result of which the amount of the reserve as of 01.10.2003 was 46,897 thousand roubles, or 5% of the Issuer's authorized capital.
As of 31.03.05 the amount of the reserve fund is 46,897 thousand roubles or 4.14% of the Issuer's authorized capital.
As of 30.06.05 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's authorized capital.
The amount of deductions to the fund in the period under report: 9,674 thousand roubles.
The amount of the fund spent in the period under report: 0 roubles

8.1.4. Data on the Procedure of Convoking and Holding the Meeting (Session) of the Supreme Management Body of the Issuer

Name of the supreme management body of the Issuer: *General Meeting of the Shareholders*

Procedure of notifying the shareholders (participants) on holding the meeting (session) of the supreme management body of the Issuer (in compliance with article 12 of the Issuer's Articles of Association):

1. A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent;

starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders was made up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location)) of the sole executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

3. The notification to shareholders on holding a general meeting of the shareholders, the agenda of which includes issues, the voting on which may entail the right of demanding redemption of shares by the Company, must contain, besides the information listed in 2, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4. The notification to shareholders on holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, must contain, besides the information listed in 2, also information on the procedure and timing of proposing candidates to the Company's Board of Directors by the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

5. Besides the information listed in 2 – 4, the notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders' participation in the general meeting of the shareholders.

Parties (bodies) entitled to convoke (demand holding) an extraordinary meeting (session) of the Issuer's supreme management body, and procedure of sending (presenting) such demands (articles 12 and 13 of the Issuer's Articles of Association):

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Demands on holding an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the sole executive body of the Company as indicated in the unified state register of legal entities;

delivering against signature to the person acting as the sole executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

Procedure of fixing the date of holding the meeting (session) of the supreme management body of the Issuer (article 12 of the Issuer's Articles of Association):

The date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent are determined by the Board of Directors of the Company.

1. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

2. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

3. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held

within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

4. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

5. Except for the case mentioned in 4, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),

- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

Parties entitled to put forward motions to the agenda of the meeting (session) of the supreme management body of the Issuer, procedure of putting forward such motions (article 12 of the Articles of Association of the Issuer):

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by applicable laws of the Russian Federation or these Articles of Association, or decide on denial of its convoking, such extraordinary meeting may be convoked by the said shareholder(s).

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting (session) of the supreme management body of the Issuer, and procedure of getting familiarized with such information (materials) (article 12 of the Articles of Association of the Issuer):

The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

- annual accounts and reports, including the conclusion of the auditor and the conclusion of the Auditing Committee of the Company on the results of the inspection of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Committee;

- draft amendments and additions to the Articles of Association of the Company or draft Articles of Association in a new version;

- draft bylaws of the Company;

- other draft documents, the adoption of which is provided for by draft decisions of the general meeting of the shareholders;

- draft decisions of the general meeting of the shareholders;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the general meeting of the shareholders, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the general meeting of the shareholders.

A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not less than 5 per cent of the authorized capital (unit fund) or at least 5 per cent of common stock

Full official name: *RSU-Telecom Limited Liability Company*
Abbreviated official name: *RSU - Telecom LLC*
Location: *18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095*
Mailing address: *18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095*
Issuer's share in the authorized capital: **100 %**

Full official name: *"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company*
Abbreviated official name: *RPK "Svyazist" LLC*
Location: *poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia*
Mailing address: *poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia*
Issuer's share in the authorized capital: **100 %**

Full official name: *AMT Limited Liability Company*
Abbreviated official name: *AMT LLC*
Location: *k.201, d.14, Sinopskaya nab., St. Petersburg, 193167*
Mailing address: *24, ul. B. Morskaya, office 235, St. Petersburg, 191186*
Issuer's share in the authorized capital: **100 %**

Full official name: *Pagetelecom Limited Liability Company*
Abbreviated official name: *Pagetelecom LLC*
Location: *6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia*
Mailing address: *6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627, Russia*
Issuer's share in the authorized capital: **100 %**

Full official name: *Closed joint-stock company Svyaz Investment Company*
Abbreviated official name: *CJSC IC Svyaz*
Location: *60, ul Lenina, Syktyvkar, Komi Republic, Russia*
Mailing address: *60, ul Lenina, Syktyvkar, the Komi Republic, 167981*
Issuer's share in the authorized capital: **100 %**
Percentage of common stock held by the Issuer: **100 %**

Full official name: *NWT-Finance Limited Liability Company*
Abbreviated official name: *NWT-Finance LLC*
Location: *office 0.422, 26 ul. B. Morskaya, St. Petersburg, 191186*
Mailing address: *office 0.422, 26 ul. B. Morskaya, St. Petersburg, 191186*
Issuer's share in the authorized capital: **100 %**

Full official name: *Novgorod Datacom Limited Liability Company*
Abbreviated official name: *Novgorod Datacom LLC*
Location: *20, ul. Mikhaylova, Veliky Novgorod, 173000*
Mailing address: *20, ul. Mikhaylova, Veliky Novgorod, 173000*
Issuer's share in the authorized capital: **100 %**

Full official name: *Novgorod Datacom Limited Liability Company*
Abbreviated official name: *Novgorod Datacom LLC*
Location: *20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia*
Mailing address: *20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia*
Issuer's share in the authorized capital: **100 %**

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Mailing address: ***70, ul. Pervomayskaya, Syktyvkar, Komi Republic, 167610***
Issuer's share in the authorized capital: **100 %**

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***Artelecom Service LLC***
Location: ***4, proyezd Priorova, Arkhangelsk, 163071***
Mailing address: ***4, proyezd Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital: **77 %**

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Mailing address: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital: **51 %**

Full official name: ***Kabelvideo Limited Liability Company***
Abbreviated official name: ***KABELVIDEO LLC***
Location: ***85, ul Kuratova, Syktyvkar, Komi Republic, 167610***
Mailing address: ***60, ul Lenina, Syktyvkar, the Komi Republic, 167610***
Issuer's share in the authorized capital: **51 %**

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Mailing address: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital: ***50%***
Percentage of common stock held by the Issuer: ***50 %***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***LLC Parma-Inform***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi, 167000***
Mailing address: ***160, ul. Internatsionalnaya, Syktyvkar, the Komi Republic, 167982***
Issuer's share in the authorized capital: ***50 %***
Percentage of common stock held by the Issuer: ***50 %***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Mailing address: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital: **40 %**
Percentage of common stock held by the Issuer: **40 %**

Full official name: ***Medexpress Insurance Closed Joint-Stock Company***
Abbreviated official name: ***Insurance CJSC Medexpress***
Location: ***14/26, ul. Gorokhovaya, St. Petersburg, the Russian Federation, 191186***
Mailing address: ***14/26 ul. Gorokhovaya, St. Petersburg, 191186***
Issuer's share in the authorized capital: **34.59%**
Percentage of common stock held by the Issuer: **34.59 %**

Full official name: ***Parma Telecom Closed Joint-Stock Company***
Abbreviated official name: ***CJSC Parma Telecom***
Location: ***10, ul Kommunisticheskaya, Syktyvkar, 167610, Russia***
Mailing address: ***30, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167610***
Issuer's share in the authorized capital: **34.18%**
Percentage of common stock held by the Issuer: **34.18 %**

Full official name: ***WestBalt Telecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Mailing address: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital: **28%**
Percentage of common stock held by the Issuer: **28 %**

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Mailing address: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital: **26.4%**
Percentage of common stock held by the Issuer: **26.4 %**

Full official name: ***Dancell, Saint Petersburg Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Mailing address: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital: **23.65%**
Percentage of common stock held by the Issuer: **23.65 %**

Full official name: ***Non-bank lending agency Northern Clearing Chamber – Closed Joint-Stock Company***
Abbreviated official name: ***Northern Clearing Chamber CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Mailing address: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital: ***19.98%***
Percentage of common stock held by the Issuer: ***19.98 %***

Full official name: ***Card-Centre Meta Open Joint Stock Company***
Abbreviated official name: ***OJSC Kart-Tsentr Meta***
Location: ***19, ul Babushkina, Syktyvkar, Komi Republic***
Mailing address: ***19, ul Babushkina, Syktyvkar, Komi Republic, 167610***
Issuer's share in the authorized capital: **18.9%**
Percentage of common stock held by the Issuer: **18.9 %**

Full official name: ***Telecominvest Open Joint-Stock Company***
Abbreviated official name: ***OJSC Telecominvest***
Location: ***54, Nevsky pr., St. Petersburg, 191011, Russia***
Mailing address: ***54, Nevsky pr., St. Petersburg, 191011, Russia***
Issuer's share in the authorized capital: **15%**
Percentage of common stock held by the Issuer: **15 %**

Full official name: ***Rostelegraph Closed Joint-Stock Company***
Abbreviated official name: ***Rostelegraph CJSC***

Location: *7 ul. Tverskaya, Moscow, 103375*
Mailing address: *7 ul. Tverskaya, Moscow, 103375*
Issuer's share in the authorized capital: **11.76%**
Percentage of common stock held by the Issuer: **11.76 %**

Full official name: *Open Joint-Stock Company "Information Technologies for Communication"*
Abbreviated official name: *Svyazintek OJSC*
Location: *55, ul. Plyushchikha, building 2, Moscow, 119121, the Russian Federation*
Mailing address: *55, ul. Plyushchikha, building 2, Moscow, 119121, the Russian Federation*
Issuer's share in the authorized capital: **11%**
Percentage of common stock held by the Issuer: **11 %**

Full official name: *VISA Closed Joint-Stock Company*
Abbreviated official name: *VISA CJSC*
Location: *11, Sapyorny per., St. Petersburg, 191014*
Mailing address: *11, Sapyorny per., St. Petersburg, 191014*
Issuer's share in the authorized capital: **10%**
Percentage of common stock held by the Issuer: **10 %**

Full official name: *Closed Joint-Stock Company – Commercial Bank "Russian Industrial bank"*
Abbreviated official name: *Russian Industrial Bank CJSC*
Location: *40, ul. Shchepkina, building 1, Moscow, 129110*
Mailing address: *40, ul. Shchepkina, building 1, Moscow, 129110*
Issuer's share in the authorized capital: **8.82%**
Percentage of common stock held by the Issuer: **8.82 %**

Full official name: *Kit SP Closed-Type Joint-Stock Company*
Abbreviated official name: *KIT SP CTJSC*
Location: *7, ul. Pochtamtskaya, St. Petersburg, 103375*
Mailing address: *7, ul. Pochtamtskaya, St. Petersburg, 103375*
Issuer's share in the authorized capital: **6.79%**
Percentage of common stock held by the Issuer: **6.79 %**

Full official name: *TD-Telecom Closed Joint-Stock Company*
Abbreviated official name: *TD-Telecom CJSC*
Location: *8, ul. Voskresenskaya, Arkhangelsk, 163061*
Mailing address: *8, ul. Voskresenskaya, Arkhangelsk, 163061*
Issuer's share in the authorized capital: **6.72%**
Percentage of common stock held by the Issuer: **6.72 %**

8.1.6. Data on Material Transactions Made by the Issuer

Material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the Issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction: *none*

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the rating: *Issuer*

Rating	Period				
	2000	2001	2002	2003	2004
International credit rating	-	CCC/stable	CCC/stable	B- / stable	B-/ positive

Date of assigning the credit rating	-	11.12.2000	11.12.2001	02.04.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: ***B-/positive***
Date of assigning the rating: ***12.05.04***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***Issuer's securities***
Type, category, series, form and other identification characteristics of securities: series 01 documentary interest-bearing bonds payable to bearer
The state registration No. of the securities issue: ***4-01-00119-A***
Date of state registration: ***March 6, 2002***

Rating	Period	
	2002	2003
Credit rating according to the Russian scale	ruBB	ruBBB
Date of assigning the credit rating	25.03.2002	05.08.2003

It is impossible to indicate the credit rating as of the date of the end of the quarter under report, as all bonds of the issue have been retired.
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***Issuer's securities***
Type of securities: ***series 02 and 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care***
The state registration No. of the securities issue: ***4-02-00119-A and 4-03-00119-A***
Date of state registration: ***July 8, 2003***

Rating	Period	
	2003	as of the date of the end of the quarter under report
Credit rating according to the Russian scale	ruBBB	ruBBB+
Date of assigning the credit rating	05.08.2003	12.05.2004

Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:
Depending on categories of Issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility); in the case of regional and local authorities, the economic position, development predictability, and stability of the support of the state and municipal finance system, management quality and institutional nature of procedures, financial flexibility, fulfillment of the budget, liquidity and debt management, debt load, contingent liabilities are analyzed, and in the case of banks, business factors (market position, ownership structure, strategy and management) and financial factors (quality of assets, profitability, funding and liquidity management, and capital) are analyzed.

More detailed information on the ratings assigned by Standard & Poor's International Services, Inc. can be obtained from the site at http://www.standardandpoors.ru.

8.2. Data on Each Category of Issuer's Shares

Stock category: ***common***
Face value of a share (roubles): ***1***
Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***881,045,433***
Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: ***0***
Number of stated shares (in compliance with the Issuer's Article of Association): ***6,098***
Number of shares on the Issuer's balance sheet: ***0***
Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under Issuer's options: ***0***
State registration No.: ***1-02-00119-A***
Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):
Each common share of the Company grants equal volumes of rights to the shareholders holding them.
Each shareholder – holder of common stock of the Company has the following rights:
- to participate in the general meeting of the Company's shareholders according to the procedure provided for by the active law of the Russian Federation;
- to receive dividend according to the procedure provided for by the active law of the Russian Federation and the Company's Articles of Association, in case of their statement by the Company;
- to get a part of the Company's property remaining after its liquidation in proportion to the number of the shares held by him;
- to get access to documents mentioned in clause 1 of article 89 of the Federal Law On Joint-Stock Companies according to the procedure provided for by article 91 of the said law, and getting their copies on a paid basis;
- to demand from the Company's Registrar confirmation of the shareholder's title to the shares by issuing to such a shareholder an extract from the register of the Company's shareholders;
- to obtain from the Company's registrar information on all the records on its personal account and other information provided for by the statutory acts of the Russian Federation setting the procedure of keeping a register of shareholders;
- to alienate shares held by him without consent of other shareholders and the Company thereto;
- in cases provided for by the applicable laws of the Russian Federation, to defend its violated civil right in court, and among other things, to claim damages from the Company;
- to demand redemption of all or part of shareholder's shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation;
- to sell the shares to the Company if the Company has decided to purchase the said shares;
- to demand from the Company an extract from the list of persons authorized to participate in the General Meeting of Shareholders containing information on a shareholder;
- priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of shareholder's shares.
A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).
Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the sole executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.
Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.
The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.
The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders.

Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by the applicable laws of the Russian Federation or the Company's Articles of Association, or decide on denial of its convoking, such an extraordinary general meeting may be convoked by the said shareholder(s).

Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

Shareholders holding common stock have other rights as provided for by the applicable laws of the Russian Federation and the Articles of Association.

Stock category: ***preferred type A***

Face value of a share (roubles): ***1***

Number of shares in circulation (number of shares that are not retired or cancelled): ***250,369,337***

Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: ***0***

Number of stated shares (in compliance with the Issuer's Article of Association): ***32,486***

Number of shares on the Issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under Issuer's options: ***0***

State registration No.: ***2-02-00119-A***

Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

The owners of type A preferred shares are entitled to receiving an annual fixed dividend, except for the cases provided for by the Company's Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

The owners of type A preferred shares have the rights provided for by Clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of the Company's Articles of Association for the owners of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

The owners of type A preferred shares have the rights provided for by Articles 7.3, 7.6, 7.7, 7.8 and 7.9 of the Company's Articles of Association in the case when preferred type A shares have the right to vote on all issues within the terms of reference of the general meeting of the Company's shareholders.

The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

Shareholders holding preferred type A stock have other rights as provided for by the applicable laws of the Russian Federation, other statutory acts of the Russian Federation and by the Company's Articles of Association.

8.3. Data on Any Previous Issues of Issuer's Securities, Except for Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Type, series (category), form and other identification characteristics of securities: ***series 01 documentary interest-bearing bonds payable to bearer***

Data on registration of the issue by the state:

State registration No.: ***4-01-00119-A***

Date of registration: ***6.03.2002***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:

Date of registration: ***15.05.2002***

Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: ***300,000***

Face value of one of the securities of the issue (roubles): ***1,000***

Total volume of the issue at the face value (roubles): ***300,000,000***

Current state of the issue: ***all securities of the issue have been retired***

Retirement date for the securities of the issue: ***April 9, 2004***

Ground for retirement of the securities of the issue: ***execution of the obligations under the securities***

8.3.2. Data on Issues, the Securities of Which are Circulating

Data on Issuer's Bonds.

Type of securities: ***bonds***

Series: ***02***

Type: ***interest-bearing non-convertible***

Form of securities: ***documentary, payable to bearer, with obligatory centralized care***

Data on registration of the issue by the state:

State registration No.: ***4-02-00119-A***

Date of registration: ***8.07.2003***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:

Date of registration: ***14.11.2003***

Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: ***1,500,000***

Face value of one of the securities of the issue (roubles): ***1,000***

Total volume of the issue at the face value (roubles): ***1,500,000,000***

Current state of the issue: ***floatation is over***

Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1,500,000***

Rights granted by each of the securities of the issue: ***The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.***

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in clause 8.3 of the Decision on the Issue and clause 56.11 of the Bonds Offering Circular.

A Bond Holder is entitled to demand that the Issuer acquire the Bonds within the period established by the Decision on the issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by the Decision on the Issue.

A Bond holder is entitled to get the face value of the Bond that has not been paid by the Issuer in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.

Actions of a Bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in clause 8.6 of the Decision on the Issue and clause 56.11 of the Offering Circular.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):

1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start -40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent), its duties being entrusted to:

Full official name of the organization: North-West Telecombank Closed Joint-Stock Company

Abbreviated official name: Telecombank CJSC

Location: 12, Baskov per., St. Petersburg, Russia

Mailing address: 12, Baskov per., St. Petersburg, 191014

General license for banking operations: №168

Date of issue: 22.03.2000

Validity period: without limitation of the validity period

Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a non-cash transaction to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of

Bond Owners.

Retirement of a part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of NDC's operation day preceding the sixth day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds Face Value).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- said parties are owners of the Bonds of the issue;

- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during retirement of a part of the issued Bonds face value;

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face value is retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds retirement money. Not later than on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the NDC the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of NDC, may authorize a Bond holder who is a depositor of NDC to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC by Bond Holders, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date the claim is submitted. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a

delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Interest yield, or procedure of determining it:

Coupon (interest) period		**Coupon (interest) yield**
Starting date	**Completion date**	

1. Coupon: 1

Bonds floatation starting date	91st day from the day floatation of the Bonds starts	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon of the Bonds is held, Members of the Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon of the Bonds is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the Moscow Interbank Currency Exchange (MMVB) Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of

		entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing of the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.

2. Coupon: 2

91st day from the day floatation of the Bonds starts	182nd day from the day floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.

3. Coupon: 3

182nd day from the day floatation of the Bonds starts	273rd day from the day floatation of the Bonds starts	The coupon rate for the third coupon is equal to the coupon rate for the first coupon.

4. Coupon: 4

273rd day from the day floatation of the Bonds starts	364th day from the day floatation of the Bonds starts	The coupon rate for the fourth coupon is equal to the coupon rate for the first coupon.

5. Coupon: 5

364th day from the day floatation of the Bonds starts	455th day from the day floatation of the Bonds starts	The coupon rate for the fifth coupon shall be determined according to the following formula: $C(5) = C(1) - 1$ where C(1) is the interest rate of the first coupon, in per cent per annum; and C(5) is the interest rate of the fifth coupon, in per cent per annum;

6. Coupon: 6

455th day from the day floatation of the Bonds starts	546th day from the day floatation of the Bonds starts	The coupon rate for the sixth coupon is equal to the coupon rate for the fifth coupon.

7. Coupon: 7

546th day from the day floatation of the Bonds starts	637th day from the day floatation of the Bonds starts	The coupon rate for the seventh coupon is equal to the coupon rate for the fifth coupon.

8. Coupon: 8

637th day from the day floatation of the Bonds starts	728th day from the day floatation of the Bonds starts	The coupon rate for the eighth coupon is equal to the coupon rate for the fifth coupon.

9. Coupon: 9

728th day from the day floatation of the Bonds starts	819th day from the day floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before

		the date of expiry of the eighth coupon period.

10. Coupon: 10

819th day from the day floatation of the Bonds starts	910th day from the day floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

11. Coupon: 11

910th day from the day floatation of the Bonds starts	1001st day from the day floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001st day from the day floatation of the Bonds starts	1092nd day from the day floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all concerned parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following procedure:

Ki = Ci * Ni * (ti - Ti)/365/100%
where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond
Ci is the coupon interest rate
N is the face value of one Bond
ti is the expiry date of the i-th coupon period
Ti is the starting date of the i-th coupon period.

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to the following procedure:

*Ki = Ci * 0.7 * N * (ti - Ti)/365/100%*

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

*Ki = Ci * 0.4 * N * (ti - Ti)/365/100%*

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the Moscow Interbank Currency Exchange, the coupon rate from the first to the fourth amounted to 14.2% per annum in compliance with the Decision on the Bonds Issue. According to the procedure for determining the coupons, described above, the coupon rate from the fifth to the eighth will amount to 13.2% per annum. The procedure of determining the 9th to 16th coupon rate is described above.

Procedure and conditions of coupon yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the sixth day before the day of the issued bonds yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).
The above list of Bond Holders shall include:
1) NDC's depositors, if:
- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive money when the coupon yield under the issued Bonds is paid;
2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.
It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.

A Bond Owner, if he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the Bonds Yield Payment. The List of Bond Holders for coupon yield payment shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

b) number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the yield amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the amounts of Bonds yield payment (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Within 2 (two) working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the list of Bond Holders for coupon yield payment, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields.

On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

No coupon yield on unfloated Bonds shall be accrued or paid.

Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Security for bonds of the issue: *The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.*

An Offer of Providing a Security in the form of a surety for the purposes of the Bonds issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

Depositary providing centralized care of Issuer's securities:

Name: *National Depositary Centre Nonprofit Partnership*

Abbreviated name: *NDC*

Location: *building 4, No. 1/13, Sredny Kislovsky per., Moscow*

Tel: *(095) 956-2790, (095) 956-2791* Fax: *(095) 956-2792*

E-mail: *none*

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing non-convertible***
Form of securities: ***documentary, payable to bearer, with obligatory centralized care***

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Number of issued securities: ***3,000,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***3,000,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3,000,000***

Rights granted by each of the securities of the issue:
A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining being described in Clause 9.3. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

The Bond Holders are entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the securities issue, which is at least 5 (five) last days of the 12 (Twelfth) coupon period.

In case of Issuer's failure to fulfil or to duly fulfil the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Warrantor) with the appropriate demand.

The Limited Liability Company "NWT-Finance" is the party providing security for the Bonds issue.

The Bond with the security in the form of a surety of NWT-Finance LLC provides to its owner all the rights ensuing from such security according to the security conditions determined in Clause 9.1.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular. With the passage of the title to the secured Bond, the new Owner (acquirer) also receives the rights ensuing from such security. Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.
Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are shown in Clause 9.7 of the Decision on the securities issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the securities issue and the securities Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the securities issue in compliance with the legislation of the Russian Federation.

The Bond owners are entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:

1. Bonds Retirement Form:

The Bonds shall be repaid in the Russian Federation currency using non-cash instruments.

The Bond owners have no possibility of choosing the form of Bonds retirement.

2. Procedure and Terms of Bonds Retirement including Retirement period.

Bonds retirement timing or procedure of determining it:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a respective part of the face value of Bonds"):

The 1820th (One thousand eight hundred twentieth) day from the starting date of Bonds floatation - retirement of the first part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the first part of face value coincide;

The 2002nd (two thousand second) day from the starting date of Bonds of the issue floatation - retirement of the second part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the second part of face value coincide;

The 2184th (Two thousand one hundred eighty fourth) day from the starting date of Bonds of the issue floatation - retirement of the last part -40 (Forty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the last part of face value coincide;

The dates (procedure of fixing the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:

Retirement of the appropriate part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the third day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independently monitor whether the details of the bank account presented to the Depositary are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the currency of the Russian Federation by transfer to the Bond Owners.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Procedure and conditions of coupon yield payment:

Coupon (interest) period		**Time (date) of coupon (interest) yield payment**	**Date of making up the list of Bond Owners for payment of the coupon (interest) yield**
Starting date	**Completion date**		
1 Coupon			
Bonds floatation	91st day from the day when floatation	on the 91st day from the day	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners

starting date	of the Bonds starts	when floatation of the Bonds starts	as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the coupon (interest) yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners. A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depositary's depositor to receive money from the yield on the Bonds in his/her favour, the yield on the Bonds shall be paid directly to the owner of the Bonds.

It is presumed that nominal holders who are the depositors of the Depositary, are authorized to receive Bonds yield money. The Depositary's depositor not authorized by his client to receive the yield amounts under the Bonds, shall transfer, not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Bonds Yield Payment, to the Depositary, the list of Bond owners, that must contain all the details indicated below for the List of Bond Owners and/or Nominal Bond Holders.

Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

Execution of obligation in respect of an owner included in the list of Bond Owners and/or Nominal Bond Holders is considered as due and proper, including the case of Bonds alienation, after the date of Making up the said List.

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the owner of the Bonds.

No later than on the 2 (second) working day before the date of Bonds yield payment, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Owners and/or Nominal Holders of the Bonds, including the following data:

a) full name of the party authorized to receive the yield amounts under the Bonds;
b) the number of Bonds registered on the custody account of the party authorized to receive the yield amounts under the Bonds;
c) location and mailing address of the party authorized to receive the yield amounts under the Bonds;
d) bank account details of the party authorized to receive the yield amounts under the Bonds, viz:
- account No.:
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the yield amounts under the Bonds;
f) tax status of the party authorized to receive the yield amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independently monitor whether the details of the bank account presented to the Depositary are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Within 2 (two) working days before the date of Coupon Yield payment under the Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the List of Owners and/or Nominal Holders of the Bonds provided by the Depositary, the

Payment Agent shall calculate the amounts of money to be paid to each of the persons included in the List of Owners and/or Nominal Holders of the Bonds.
On the date of payment of the coupon yield under the Bonds, the Payment Agent shall transfer the required monies to the accounts of the persons authorized to receive the yield under the Bonds, who are included in the List of Owners and/or Nominal Holders of the Bonds.
If one person is authorized to receive Bond Coupon Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of payment of the coupon yield under the Bonds falls on a day off, irrespective of whether this is a public holiday or a day off for settlement transactions, payment of the relevant amount of money shall be effected on the first working day following the day off. The owner of the Bond shall not be entitled to claim any interest or any other compensation for such a delay in payment.

2 Coupon

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on the 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

3 Coupon

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	on the 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

4. Coupon: The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon

273rd day from the day when floatation of the Bonds starts	364th day from the day when floatation of the Bonds starts	on the 364th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

5 Coupon

364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	on the 455th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the fifth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

6 Coupon

455th day from the day when floatation of the Bonds starts	564th day from the day when floatation of the Bonds starts	on the 564th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the sixth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

7 Coupon

546th day from the day when	637th day from the day when floatation	on the 637th day from the day	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners

floatation of the Bonds starts	of the Bonds starts	when floatation of the Bonds starts	as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the seventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

8 Coupon

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	on the 728th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the eighth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

9 Coupon

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	on the 819th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the ninth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

10 Coupon

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	on the 910th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the tenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

11 Coupon

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	on the 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the eleventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

12 Coupon

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	on the 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the twelfth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

13 Coupon

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	on 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the thirteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

14 Coupon

1183rd day from	1274th day from the	on 1274th day	Payment of the yield under the bonds is effected

the day floatation of the Bonds starts	day floatation of the Bonds starts	from the day when floatation of the Bonds starts	in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the fourteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

15 Coupon

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	on 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the fifteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

16 Coupon

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	on 1456th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the sixteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

17 Coupon

1456th day from the day floatation of the Bonds starts	1547th day from the day floatation of the Bonds starts	on 1547th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the seventeenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

18 Coupon

1547th day from the day floatation of the Bonds starts	1638th day from the day floatation of the Bonds starts	on 1638th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depositary Centre's) working day preceding the third day before the day of Bond yield payment.
The procedure of the eighteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

19 Coupon

1368th day from the day floatation of the Bonds starts	1729th day from the day floatation of the Bonds starts	on 1729th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the nineteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

20 Coupon

1729th day from the day floatation of the Bonds starts	1820th day from the day floatation of the Bonds starts	on 1820th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the twentieth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

The yield on the twentieth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the issued Bonds.

21 Coupon

1820th day from the day floatation of the Bonds starts	1911th day from the day floatation of the Bonds starts	on 1911th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the twenty first coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

22 Coupon

1911th day from the day floatation of the Bonds starts	2002nd day from the day floatation of the Bonds starts	on 2002nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the twenty second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twenty second coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the issued Bonds.			

23 Coupon

2002nd day from the day floatation of the Bonds starts	2093rd day from the day floatation of the Bonds starts	on 2093rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the twenty third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

24 Coupon

2093rd day from the day floatation of the Bonds starts	2184th day from the day floatation of the Bonds starts	on 2184th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the twenty fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twenty fourth coupon shall be paid at the same time with retirement of the third part -40% (forty per cent) of the face value of the issued Bonds.			

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the MICE Stock Exchange, the coupon rate from the first to the twelfth amounted to 9.25% per annum in compliance with the Decision on the Bonds Issue. The procedure of determining the 13th to 24th coupon rate is described above.

Security for bonds of the issue:

A secured Bond provides to its holder all the rights ensuing from such security.

The party providing security for the bonds – NWT-Finance Limited Liability Company – undertakes to ensure fulfillment of the Issuer's obligations to securities holders in case of Issuer's refusal to fulfil its obligations or delay in execution of respective obligations under the bonds, in compliance with the provided security conditions.

Depositary providing centralized care of Issuer's securities:
Name: *National Depositary Centre Nonprofit Partnership*
Abbreviated name: *NDC*

Location: *building 4, No. 1/13, Sredny Kislovsky per., Moscow*
Tel: *(095) 956-2790, (095) 956-2791* Fax: *(095) 956-2792*
E-mail: ***none***

License:
No. of license: *177-03437-000010*
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

There are no liabilities either not met or improperly met by the Issuer (default).

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

I. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A of July 8, 2003.

The party providing the security:
Full name: ***Trubsnab Limited Liability Company***
Abbreviated name: ***Trubsnab LLC***
Tax-payer's identification No.: *2320099881*
Location: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***
Mailing address: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***

II. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A of December 28, 2004.

The party providing the security:
Full name: ***NWT-Finance Limited Liability Company***
Abbreviated name: ***NWT-Finance LLC***
Tax-payer's identification No.: *7840306212*
Location: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Mailing address: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Basic state registration No: *1047855105650*
Date of making the entry in the Single state register of legal entities: ***11.10.2004***

8.5. Conditions of Ensuring Fulfilment of Commitments under the Bonds of the Issue

I. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): ***1,500,000,000***

Procedure of presenting claims to the warrantor by bond holders:

In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.

Each Bond Owner is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:
1) a court award on bankruptcy of the Issuer takes effect,
2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,
3) a court award on bankruptcy of the Warrantor takes effect,
4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds of the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purposes of the Bonds issue.

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The said Demand to Fulfil the Obligations shall meet the following conditions:

- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

- indicated in it shall be: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations.

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds.

The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners and/or nominal holders action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 11 of the Decision on the Issue.

Value of Issuer's net assets as of the date of providing the security:
11,232,245 thousand roubles.

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of providing the security (according to the data of the Company's accounting as of 31.03.2003):
200,239 thousand roubles.

II. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): ***3,000,000,000***

Procedure of presenting claims to the warrantor by bond holders:
Bond Owners and/or nominal Bond Holders shall present to the Warrantor written requests to pay the respective portion of the face value of the Bonds and/or to pay the coupon yield on the Bonds (hereinafter referred to as the Claim of Fulfilling the Obligations (Claim)).
The Claim of Fulfilling the Obligations shall meet the following conditions:
- The Claim of Fulfilling the Obligations shall be presented to the Warrantor in writing in Russian and signed by the Bonds Owner (or its authorized representatives);
- The following shall be stated in the Claim of Fulfilling the Obligations: full name of the Bonds Owner, tax-payer's No. of the Bonds Owner, tax status of the Bonds Owner, place of residence (location) of the Bonds Owner, details of the bank account of the Bonds Owner to transfer monies, number of the Bonds, under which the Claim of Fulfilling the Obligations is presented; scope of Unfulfilled Obligations in respect of the Bonds Owner who is sending such a Claim of Fulfilling the Obligation.
- The Claim of Fulfilling the Obligations shall state that the Issuer has not fulfilled or failed to fulfil completely and within the timing set forth on the Decision on the Securities Issue and in the Offering Circular:
the obligations to pay a respective part of the face value;
the obligations to pay the coupon yield;
- The Claim of Fulfilling the Obligations shall be presented to the Warrantor no later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bonds Owner sending such a Claim of Fulfilling the Obligations. **The date** when the **Warrantor** receives the Claim shall be considered as the date of presenting Claim.
- To prove the rights of the Bonds Owner to the Bonds stated in the Claim of Fulfilling the Obligations, such Claim shall be accompanied by a statement of the custody account with the NDC or depositaries, whish are depositors of NDC, as of the Date of Making up the List of Owners and/or Nominal Holders of the Bonds for the purpose of paying the coupon yield under the Bonds and/or Bonds retirement, determined in compliance with the Decision on the Securities Issue and the Offering Circular.
- The Claim of Fulfilling the Obligations and documents enclosed thereto shall be sent to the Warrantor by registered mail, by messenger mail or express mail.
- The Warrantor shall consider the Claim of Fulfilling the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Warrantor is entitled to express any objections against the Claim of Fulfilling the Obligations, that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer waives them or recognizes its debt.
- Claims of Fulfilling the Obligations presented to the Warrantor later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Claim of Fulfilling the Obligations shall not be considered by the Warrantor.
- If the Warrantor chooses to satisfy the Claim of Fulfilling the Obligations, the Warrantor shall notify the Bonds Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim of Fulfilling the Obligations, shall effect a money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are stated in the Claim of Fulfilling the Obligations.

Value of the Issuer's net assets as of the date of the last completed period under report preceding the date of the Offering Circular approval: ***12,305,767 thousand roubles.***

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of the last completed period under report preceding the date of the securities Offering Circular approval: ***10 thousand roubles.***

8.6. Data on Organizations Registering Titles to Issuer's Issued Securities

Party keeping the Issuer's register of registered securities owners: ***registrar***.
Registrar:
Full and abbreviated official names:
Registrator-Svyaz Closed Joint-Stock Company

Registrator-Svyaz CJSC
Location: *15a, ul. Kalanchevskaya, Moscow, 107078*
Tel: *(095) 975-36-05* Fax: *(095) 933-42-21*
E-mail: *regsw@asvt.ru*
License:
No. of license: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Validity period: ***without limitation of the validity period***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***
Date since which the Issuer's registered securities register is kept by the said registrar: ***18.07.2002***

Issuer's documentary securities with obligatory centralized care are circulating.
Depositary dealing with the centralized care:
Full official name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated official name: ***NDC***
Location: ***building 4, No. 1/13, Sredny Kislovsky per., Moscow***
No. of license: ***№ 177-03431-000100***
Date of issue: ***4.12.2000***
Validity period: ***permanent license***
Licensing authority: ***Federal Commission for the Securities Market of Russia***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

Regulatory document	Comments
1. Federal Law of October 9, 1992 No. 3615-1 "On Currency Regulation and Currency Control" (in the version of Federal Laws No. 192-FZ of 29.12.1998, No. 128-FZ of 05.07.1999, No. 72-FZ of 31.05.2001, No. 130-FZ of 08.08.2001, No. 196-FZ of 30.12.2001, No. 187-FZ of 31.12.2002, No. 192-FZ of 31.12.2002, No. 28-FZ of 27.02.2003, No. 116-FZ of 07.07.2003 with amendments introduced by the Ruling of 04.03.1999 No. 50-O of the RF Constitution Court)	---
2. Provisions of December 21, 2000 No. 129-P of the RF Central Bank "On the Issue by the RF Central Bank Territorial Offices of Permits for Certain Currency Transactions Related to Cash Flow to Resident Legal Entities"	Securities floatation by non-residents in the RF, or by residents outside the RF
3. Instruction of July 9, 1999 No. 318 of the RF Ministry of Trade approving investments by legal entities and individuals outside the RF	Floatation of securities by RF residents outside the RF
4. Provisions of July 5, 2001 No. 142-P of the RF Central Bank "On the Procedure of Currency Transactions Related to Direct Investments in CIS Countries by Resident Legal Entities"	Floatation of securities in CIS by RF residents
5. Instructions of June 29, 1992 No. 7 of the RF Central Bank "On the Procedure of Required Sale of a Part of Hard Currency Proceeds via Authorized Banks by Corporations, Associations, and Organizations, and Transactions on the RF Domestic Currency Market" (with amendments of 18.06.1999)	Hard currency dividends received by residents
6. Instructions of October 12, 2000 No. 93-I of the RF Central Bank "On the Procedure of Opening Non-Resident Bank Accounts in the RF Currency by Authorized Banks, and Transactions via such Accounts" (with amendments of 29.11.2000)	---
7. Instructions of December 28, 2000 No. 96-I of the RF Central Bank "On Special Type C Non-Resident Accounts" (in the version of 25.02.2003)	---
8. Federal Law of 17.07.1999 No. 167-FZ "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus on Avoidance of Double Taxation in Respect of Income and Equity Taxes"	---

8.8. Description of the Taxation Procedure for Income under Issuer's Securities That have been Floated and are to be Floated

The active law provides for the following taxation procedure for income on shares depending on the category of the share holder:

Taxation of earnings of individuals (RF tax residents, or non-residents receiving earnings from sources in the RF).

As per Article 208 of the RF Tax Code, dividends and interest received from a Russian organization, and earnings from sales of the Issuer's securities in and outside the RF are earnings subject to the individual income tax.

If a Russian organization is the source of the income gained in the form of dividend, such organization is considered the fiscal agent and establishes the amount of tax separately for each tax-payer in respect of each payment of the said income at a rate of 9 per cent according to the procedure provided for by article 275 of the RF Tax Code.

The tax amount is calculated on the basis of the total tax amount and each taxpayer's share in the total amount of the dividend. The total tax amount is defined as the product of the tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to a foreign organization and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current reporting (tax) period).

Where a Russian organization as a tax agent pays dividends to an individual non-resident of the RF, a 30% tax rate is applicable to such payments as per clause 3 of Article 224 of the RF Tax Code.

In compliance with Article 214 of the RF Tax Code, the taxable base for each securities transaction or transaction involving futures contract financial instruments, where the basic asset is securities (futures and option stock exchange deals), shall be assessed separately. In this case, earnings received from the following transactions are included:

- *purchase and sale of securities circulating in the organized securities market;*
- *purchase and sale of securities that are not circulating in the organized securities market.*
- *involving futures contract financial instruments, where the basic asset is securities;*
- *purchase and sale of investment shares of unit investment trusts, including their retirement;*
- *involving futures contract securities and financial instruments, where the basic asset is securities, made by the asset manager in favour of an individual founder of asset management.*

Under clause 3 of Article 214 of the RF Tax Code, the tax base – income (loss) from operations of sale and purchase of securities – is determined as the sum total of income from the aggregate of transactions with securities of the respective category, made during the taxation period, less the total amount of losses. The income (loss) is determined as the difference between the amounts gained from the sale of securities and the expenses for acquisition, sale and storage of securities, or property deductions assumed to reduce the earnings from the securities purchase and sale transaction.

The income from a transaction of sale and purchase of securities circulating in the organized securities market is reduced by the amount of interest paid for the use of attracted monetary funds, within the amounts calculated proceeding from the effective re-financing rate of the Central Bank of the Russian Federation. The loss from such a transaction is determined taking into account the limit of securities market price fluctuation. Securities circulating in the organized securities market include securities permitted for circulation among trade organizers having a license of the federal authority dealing with the securities market regulation.

When expenses cannot be included directly in expenses for acquisition, sale and storage of particular securities, the said expenses shall be distributed in proportion to the value estimate of the securities, to which the said expenses are related. If expenses cannot be proven by documents, the tax-payer is entitled to exercise the property tax deduction provided for by paragraph 1 of sub-clause 1, clause 1, article 220 of the RF Tax Code.

The property tax deduction, or the deduction in the amount of actually incurred expenses proven by respective documents shall be provided to the tax-payer when the tax is calculated and paid to the budget at the income payment source or upon expiry of the tax period when the tax return is submitted to the taxation authority. If there are several income payment sources, the property tax deduction shall be provided only at one income payment source at tax-payer's discretion.

When the taxation base for operations of purchase and sale of the securities is determined, it should be taken into account that the loss from operations with securities circulating in the organized securities market reduces the taxation base for operations of purchase and sale of the securities of the category. Income from operations of purchase and sale of the securities that are not circulating in the organized securities market and that, as of the moment of their acquisition, were meeting the requirements established for securities circulating in the organized

securities market, may be reduced by the amount of loss from operations of purchase and sale of the securities circulating in the organized securities market.

The taxation base for transactions involving futures contract financial instruments is defined as difference of the positive and negative results obtained upon reassessment of liabilities and legal claims for the transactions executed and execution of futures contract financial instruments, allowing for compensation for the services of stock exchange intermediaries and the stock exchange in opening the positions and keeping the accounts of the individual. In such cases, the taxation base will be increased by the amount of option money received for option transactions, and reduced by the amount of premiums paid under the said transactions.

When assessing the taxation base for securities transactions made by an asset manager, the taxpayer's costs shall also include sums paid to the asset manager as compensation and reimbursement for its costs incurred in the securities transactions.

Where transactions involving different categories of securities are made during asset management, or where other kinds of earnings appear (such as dividend or interest), the taxation base will be assessed separately for each securities category and each kind of earnings. Any costs that cannot be directly classified as reduction of earnings from transactions in securities of the appropriate category or as reduction of the appropriate kind of earnings shall be distributed in proportion to the share of each kind of earnings.

The taxation base for securities purchase and sale transactions and transactions involving futures contract financial instruments shall be assessed upon expiry of the tax period (i.e. year). Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. In such a case, the tax shall be paid from the share of earnings corresponding to the actual amount of the moneys paid. When payments are effected more than once in a tax period, the tax amount is calculated as a progressive total allowing for the previously paid tax amounts.

The asset manager shall be recognized as tax agent for earnings from securities transactions executed by such a manager. The taxation base for such transactions is assessed as of the tax period expiry date, or as of the date of payment of the moneys before the tax period expiry. In such a case, the tax shall be payable within one month from the tax period expiry date or from the date of payment of the moneys (or transfer of securities). Where payments are made from assets under asset management before the expiry of the asset management agreement, or before the tax period expiry, the tax will be paid from the portion of the earnings corresponding to the actual amount of moneys paid to the founder of such asset management.

If it is impossible for the income payment source to deduct the calculated amount of tax from the tax-payer, the fiscal agent shall, within a month's time from the moment such a circumstance arises, notify in writing the taxation authority in the location where it is registered on the impossibility to effect the deduction and on the amount of the tax-payers debt. The tax in this case will be paid in two installments in equal proportions, the 1st installment payable within 30 days from the date of the tax payment notice served by the tax authority, and the 2nd installment, within 30 days from the 1st installment date.

The procedure of tax assessment for earnings from securities transactions is described in clause 1 of Article 225 of the RF Tax Code, according to which, the tax amount shall be assessed as a taxable basis percentage corresponding to the tax rate (30% or 9%).

Taxation of legal entities (both Russian and non-Russian organizations pursuing their business in the RF through permanent offices, and/or receiving earnings from sources in the RF).

In compliance with clause 1 of Article 250 of the RF Tax Code, earnings from interests in other organizations (as dividends), and earnings received from transactions involving futures contract financial instruments shall be considered as taxable non-sale earnings. In such cases, the date of the moneys' receipt to the account (by the cash office) of the taxpayer shall be considered as the date of earnings receipt.

In compliance with clause 1 of Article 265 of the RF Tax Code, costs in the form of interest on debentures of any kind (including that on securities and other liabilities issued by the taxpayer), expenses of management of its own securities issue, servicing of its own securities, information supplied to the shareholders, and costs related to servicing of securities purchased by the taxpayer shall be considered as non-sale costs reducing the taxable base of the profit tax. The date of incurring non-sale costs related to the purchase of securities shall be the date of sale or other disposal of such securities.

The specific features of taxable base assessment for earnings received from interest in other organizations (dividends) are set forth in Article 275 of the RF Tax Code.

If a Russian organization is the source of income, such organization is considered the fiscal agent and establishes the amount of tax. In such cases, the tax amount deductible from the dividend recipient's earnings shall be assessed by the tax agent based on the total tax amount and the share of each taxpayer in the total dividend amount. The total tax amount is defined as the product of the 9% tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to foreign organizations and/or an individual non-resident of the RF in the current tax period, and the dividend amount

received by the tax agent itself in the current tax period. When the difference is negative, no tax payment obligation occurs, and no compensation is made from the budget.

Where a Russian organization as a tax agent pays dividends to a non-Russian organization and/or an individual non-resident of the RF, the taxation base of the dividend recipient taxpayer shall be defined as the sum of dividends paid, with the rate of 15% or 30%, respectively, applicable thereto.

The specific details of taxation base assessment for securities transactions are set forth in Article 280 of the RF Tax Code.

The taxpayer's earnings from transactions of sale or other disposal of securities (retirement included) are assessed based on the price of sale or other disposal of the securities, and the sum of accumulated interest (coupon) income paid by the buyer to the taxpayer, and the sum of interest (coupon) income paid by the Issuer (maker) to the taxpayer. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

Expenses related to the sale/other withdrawal of securities are determined proceeding from the securities acquisition price, sale costs, and the amount of the accrued interest (coupon) yield, paid by the tax-payer to the securities seller. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

The actual price of sale or other disposal of the securities within the interval between the maximum and minimum price of transactions with the said securities registered by the trade administrator on the securities market as of the date of execution of the appropriate transaction, shall be deemed the market price for the taxation purposes. Where any securities traded on the securities market are sold below the minimum price on an established securities market, the minimum transaction price on an established securities market shall be assumed in the assessment of the financial result.

In respect of securities not traded on an established securities market, the actual price of sale or other disposal of the securities shall be assumed for taxation purposes, subject to meeting at least one of the following conditions:

1. *if the actual price of the respective transaction is within the price interval for a similar security registered by the trade administrator on the securities market as of the date of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*
2. *if the deviation of the actual price of the respective transaction is within 20% up or down from the weighted average price of similar securities calculated by the trade administrator according to the rules set by him, based on the trade results as of the date of execution of such transaction, or as of the date of the nearest trading completed before the day of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*

The taxation base for securities transactions shall be assessed by the taxpayer separately. The taxation base for operations with securities circulating in the organized securities market is determined separately from the taxation base for operations with securities that are not circulating in the organized securities market.

In case of sales or other disposal of securities, the taxpayer shall, independently and in accordance with the accounting policy adopted for taxation purposes, select one of the following methods of writing off the cost of the disposed-of securities to expenses:

1. *according to the cost of the earliest acquisitions;*
2. *according to the cost of the latest acquisitions;*
3. *according to the cost of a unit.*

Taxpayers having losses from securities transactions in the preceding tax period(s) may reduce the taxation base obtained in securities transactions in the reporting (tax) period. In this case, losses from transactions in securities not traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxation base from transactions in such securities, such base having been assessed in the reporting (tax) period. Losses from transactions in securities traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxable base from transactions of sale of this category of securities.

Income gained from operations with securities circulating in the organized securities market may not be lessened by expenses or losses from operations with securities that are not circulating in the organized securities market. Income gained from operations with securities that are not circulating in the organized securities market may not be lessened by expenses or losses from operations with securities circulating in the organized securities market.

As per Article 286 of the RF Tax Code, the tax is defined as the percentage of the taxation base corresponding to the tax rate. The tax amount for the tax period results shall be named by the taxpayer independently.

Based on the results of each reporting (tax) period, tax-payers calculate the amount of advance payment, proceeding from the tax rate and the taxable profit calculated as progressive total from the start of the taxation period

till the end of the reporting (taxation) period. During the reporting period, taxpayers shall calculate the amount of the monthly advance payment.

If the taxpayer is a foreign organization receiving earnings from sources in the RF not related to a permanent office in the RF, the responsibility of assessing the tax amount, deducting such amount from the taxpayer's earnings and transferring the tax to the budget shall rest with the Russian organization paying the said earnings to the taxpayer. The tax agent assesses the tax amount for each payment (transfer) of moneys or other receipt of earnings. If the source of the taxpayer's earnings in the form of dividend is a Russian organization, the responsibility of deducting the tax from the taxpayer's earnings and transferring it to the budget shall rest with such source of earnings. Furthermore, the tax advance payments shall be deducted from the taxpayer's earnings at each payment of such earnings. For earnings paid to taxpayers in the form of dividend, the tax deducted at the payment of such earnings shall be transferred to the budget by the tax agent effecting the payment within 10 days from such payment.

The tax on earnings received from securities transactions shall be paid upon expiry of the tax period within the time set for submitting tax returns for the respective tax period (not later than the 28th of March of the year following the expired tax period). Advance payments based on the results of the reporting period shall be paid within the time set for submitting tax returns for the respective period under report (within 28 days from the day of expiry of the respective tax period).

Monthly advance payments payable within the reporting period shall be paid no later than on the 28th day of each month of such a reporting period. Taxpayers calculating their monthly advance payments on the basis of actually received earnings shall pay such advance payments no later than on the 28th day of the month following the month, by the results of which the tax is calculated.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on stated (accrued) and paid dividend under Issuer's shares:

	2000	2001	2002	2003	2004
Stock category	**Common**				
Amount of stated (accrued) dividend per share, roubles	0.119	0.077	0.064	0.083	0.248
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	56,293,779.55*	36,425,386.37	47,098,702.21	61,081,145.18**	218,499,279.15
name of the Issuer's management body taking the decision on (stating) payment of dividend	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders
date of holding the meeting taking the decision on payment (stating) of dividend	25/05/2001	25/06/2002	23/06/2003	30/06/2004	27/06/2005

date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	*Minutes No. 1 of 25/05/2001*	*Minutes No. 01-02 of 25/06/2002*	*Minutes No. 02-03 of 07/07/2003*	*Minutes No. 02-04 of 30/06/2004*	*Minutes No. 01-05 of 04/07/2005*
time fixed for payment of the stated dividend	*The approved dividend payment date is from September 1, 2001*	*Dividend is paid from 15/08/2002 till 31/12/2002*	*Dividend is paid from 15/08/2003 till 31/12/2003*	*Dividend is paid from 15/08/2004 till 31/12/2004*	*Dividend shall be paid from 15/08/2005 till 15/12/2005*
form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*2000*	*2001*	*2002*	*2003*	*2004*
total amount of dividend paid under all shares, roubles	-****	-****	*45, 340,206.18*	*58, 252,832.03*	*0 (the period of payment has not started as of the completion date of the period under report)*
Category, type of stock	***Preferred type A***				
Amount of stated (accrued) dividend per share, roubles	*0.257*	*0.248*	*0.140*	*0.357*	*0.469*
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	*29,411,299.10**	*28,381,331.04*	*28,283,190.32*	*72,122,144.44***	*117, 423,234.81*
name of the Issuer's management body taking the decision on (stating) payment of dividend	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*

date of holding the meeting taking the decision on payment (stating) of dividend	*09/06/2000*	*25/06/2002*	*23/06/2003*	*30/06/2004*	*27/06/2005*
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	*Minutes No. 1 of 09/06/2000*	*Minutes No. 01-02 of 25/06/2002*	*Minutes No. 02-03 of 07/07/2003*	*Minutes No. 02-04 of 30/06/2004*	*Minutes No. 01-05 of 04/07/2005*
time fixed for payment of the stated dividend	*The approved dividend payment date is from September 1, 2001*	*Dividend is paid from 15/08/2002 till 31/12/2002*	*Dividend is paid from 15/08/2003 till 31/12/2003*	*Dividend is paid from 15/08/2004 till 31/12/2004*	*Dividend shall be paid from 15/08/2005 till 15/12/2005*
form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*2000*	*2001*	*2002*	*2003*	*2004*
total amount of dividend paid under all shares, roubles	*-*****	*-*****	*28,259,106.22*	*70,676,917.06*	*0 (the period of payment has not started as of the completion date of the period under report)*

**** The calculation was made as follows:***
- the amount of dividend calculated per shareholder was determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares (in respect of each shareholder) containing fractions of a kopeck was rounded according to the rules of mathematics to the whole kopeck.

*****The amount of calculated dividend is determined as per the dividend calculation procedure adopted by the Issuer as stated in the "Provisions on Dividend Payment" approved by the decision of the Board of Directors (Minutes No. 34-02 (05) of August 30, 2002).***

**** The calculation is made as follows:***
- the amount of dividend calculated per shareholder is determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;
- the amount of dividend calculated for each type and category of shares containing fractions of a kopeck is rounded according to the rules of mathematics to the whole kopeck.
******The Issuer did not keep record of dividend payments for 1999 as itemized into dividends on common and preferred stock (see the table below)***
******The Issuer did not keep record of dividend payments for 2000 and 2001 as itemized into dividends on common and preferred stock, and as itemized by the specified years (see the table below)***

	1999	*2000*	*2001*
Total amount of dividend paid under common and preferred stock, roubles	11,069,052.26	138,982,002.07	

Reasons of incomplete payment of declared dividend for 2000 – 2003:
The payment of declared dividend for 2000-2003 was incomplete due to the fact that the Issuer's register of shareholders contained obsolete data as regards the bank data and addresses of certain shareholders.

Data on yield paid under the Issuer's Bonds:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:
State registration No.: ***4-01-00119-A***
Date of registration: ***6.03.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***
Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: ***300,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***300,000,000***

Current state of the issue: ***the bonds of the issue have been retired***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***300,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***49.32***
On the second coupon: ***47.37***
On the third coupon: ***90.25***
On the fourth coupon: ***79.78***
On the fifth coupon: ***80.22***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.02 till 10.07.02 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14,958,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 11.07.02 till 09.10.02 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14,211,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.02 till 10.04.03 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***27,075,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.03 till 10.10.03 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***23,934,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.03 till 09.04.04 (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***24,066,000***

Type of income paid under the bonds: ***face value***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***09.04.04***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***300,000,000***

Other data on the yield paid under the bonds of the issue indicated by the Issuer at his own discretion: ***all obligations under the bonds of the issue have been fulfilled***

Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-02-00119-A***
Date of registration: ***8.07.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***14.11.2003***
Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: ***1,500,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***1,500,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1,500,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***35.4***
On the second coupon: ***35.4***
On the third coupon: ***35.4***
On the fourth coupon: ***35.4***
On the fifth coupon: ***32.91***
On the sixth coupon: ***32.91***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.10.03 till 08.01.04 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.01.04 till 07.04.04 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.04.04 till 07.07.04 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.07.04 till 06.10.04 (fourth coupon period)***

(roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.10.04 till 05.01.05 (due to falling on days off – shall be paid on 11.01.05) (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 05.01.05 till 06.04.05 (sixth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: Federal Service for Financial Markets of Russia (FSFR of Russia)

Number of issued securities: ***3,000,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***3,000,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3,000,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***23.06***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 03.03.05 till 02.06.05 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***

8.10. Other Data

none

APPENDIX 1. PROVISIONS ON INFORMATION POLICY OF OJSC NWT

CONTENTS

1. GENERAL

These Provisions on Information Policy (hereinafter referred to as the Provisions) have been made up in compliance with the active laws, recommendations of the Corporate Conduct Code of the RF Federal Commission for the Securities Market, the Articles of Association and other bylaws of the Open Joint-Stock Company North-West Telecom (hereinafter referred to as the Company).

The Provisions set forth a list of:

- publicly available documents and information to be disclosed to all parties concerned irrespective of the purpose of receiving them (publicly disclosed information);
- documents and information provided to shareholders and their representatives;
- information provided to trading organizers,

as well as the procedure for providing the information (methods and timing).

The Provisions define information considered as insider information about the Company, as well as the procedure of using it.

The purpose of disclosing information on the Company is informing all parties interested in getting it to the extent required to take a decision on holding an interest in the Company or to take actions that may influence the business activities of the Company.

The key principles of the information policy are:

- regular and efficient provision of information;
- accessibility of information for all shareholders and other interested parties;
- equal rights of access to information disclosed for all categories of shareholders;
- reliability and completeness of information disclosed;
- availability of a reasonable balance between openness of the Company and the observance of the confidentiality conditions;
- availability of a single centre of responsibility for information on the Company, received via external communication channels;
- observance of the confidentiality terms in respect of information classified as state, service or commercial secrets and control over the use of insider information.

Data disclosed on the activities of the Company are divided into two groups:

data that must be provided:

- the data contained in the quarterly report of the Issuer, data on essential facts relevant for the Company's business, and data that may have an important impact on the value of Issuer's securities;
- information on affiliated parties of the Company;
- information to be provided in compliance with the laws of the Russian Federation.

information disclosed upon Company's desire.

The list of information to be additionally disclosed by the Company is presented in the Information Regulations of OJSC North-West Telecom, approved by the Management Board of the Company.

Responsibility for providing information on the activities of the Company shall rest with its executive bodies. Their decisions shall establish the procedure of providing information to shareholders and all parties concerned, they shall supervise the execution of such decisions and shall take measures for the development and improvement of such work in due time.

Foreign and Investor Relations Director shall be responsible for development and implementation of the Company's information policy.

The Company's Board of Directors' shall deal with approving these Provisions, introducing amendments and additions to them and supervising their observance.

Address, at which access to documents, materials and information is provided: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya) St. Petersburg, 191186 Documents and information are published in the computer-readable form on the Company's official Web-site at: www.nwtelecom.ru

2. PUBLICLY AVAILABLE INFORMATION

The information and documents listed in this section are considered by the Company as publicly available.

The information and documents considered by the Company as publicly available (or as disclosed to the public) shall be provided to all interested parties.

The information and documents listed in this section shall be:

- disclosed according to the procedure established by the active law and by these Provisions;
- made publicly available at the official site of the Company;
- accessible for familiarization at the addresses listed in clause 1.10 of these Provisions;
- provided as copies upon request of interested parties.

Information on securities and operation of the Company shall be disclosed in the form of:

- a quarterly report of the Issuer;
- reports on essential facts related to Company's business activities;
- information on the issue of Company's securities according to the procedure and on the conditions established by the applicable regulatory documents;
- data that may have a material impact on the value of Issuer's securities.

Besides, the Company shall provide the following information:

- on changing the Company's name;
- on taking a decision to change the authorized capital;
- on issues of securities by the Company;
- on acquisition by the Company of its own shares, unless this is related to a reduction of the authorized capital;
- on big-size transactions;
- on termination of the services, the sale of which, according to the results of the fiscal year preceding the year under report, amounted to at least 10 per cent in the total volume of services;
- on reorganization of the Company;
- on changing the priority areas of the Company's activities;
- on replacing the auditor or registrar of the Company;
- on revising or assigning credit ratings and corporate governance scores;
- on changing interests held in the other organizations;

as well as financial reports made up according to the international standards.

A quarterly report shall be made up on the basis of the results of each quarter as of the date of the expiry of the quarter under report. A quarterly report shall be approved by the General Manager only. A quarterly report shall be submitted to the registration authority, whose terms of reference include the state registration of securities issues within 45 days after the expiry of the quarter under report.

Reports on essential facts shall be provided to the registration authority, whose terms of reference include the state registration of Company's securities issues. Besides, they shall be published in the Supplement to Vestnik (Herald) of the Federal Service for Financial Markets and in the Izvestiya newspaper within 5 days from the moment of the occurrence of the essential fact.

The procedure of providing information in the form of data that may have an important impact on the value of Issuer's securities shall be established by legal and regulatory acts of the Federal Service for Financial Markets. Information in the form of data that may have an important impact on the value of Issuer's securities shall be submitted to the registration authority, whose terms of reference include the state registration of Company's securities issues, within 5 days. The publication shall be in the newswire of the information agency authorized by the registration authority, within one day from the appearance of the data that may have an important impact on the value of Issuer's securities.

The Company shall keep records of affiliated parties by making up and keeping a list of Company's affiliated parties and shall provide on a quarterly basis, within 45 days upon expiry of the reporting period, a list stating all changes that were made in the list in the reporting quarter to the registration authority, whose terms of reference include the state registration of Company's securities issues.

Upon request of any interested party, the Company shall enable him/her/them to familiarize themselves with the following documents:

- Articles of Association (Charter) of the Company;
- Provisions on the General Meeting of the Shareholders;
- Provisions on the Board of Directors;
- Provisions on the Auditing Committee;
- Provisions on the Management Board;
- Provisions on Committees of the Board of Directors;
- Provisions on the Coordination Council;
- Provisions on Shareholders' Access to Documents;
- Provisions on Dividends on Shares;
- Provisions on the Procedure of Making Big Transactions, Related-Party Transactions and Transactions, the Approval of Which is Included by the Company's Articles of Association in the Terms of Reference of the Board of Directors;
- other Provisions of the Company, approved by the general meeting of the shareholders and by the Board of Directors.

Publicly available information includes annual accounts and reports, auditor's report, annual report of the Company and the report of the Auditing Committee on the results of auditing the business activities of the Company, auditing the annual accounts and reports of the Company and reliability of the data contained in the annual report of the Company and in the annual accounts and reports.

The annual report of the Company subject to approval by the annual general meeting of the shareholders shall contain:

- the position of the Company in the industry;
- the priority areas of Company's activities;
- Company development prospects;
- results of Company's development in the priority areas;
- report on payment of stated (charged) dividend on the Company's shares;
- description of the key risk factors related to Company's operation;
- a list of big-size transactions and related-party transactions effected by the Company in the year under report, stating the essential conditions for each transaction and the Company's management body that took the decision to approve such a transaction;
- the list of members of the Company's Board of Directors, including information on changes in the list that took place in the year under report and data on the members of the Company's Board of Directors;
- data on the person acting as the one-person executive body of the Company (General Manager) and members of the collective executive body of the Company (Management Board);
- criteria for determining and the total amount of the remuneration (reimbursement for expenses) of the members of the collective executive body of the Company (Management Board) and the Board of Directors, that has already been paid or is being paid on the basis of the results of the year under report;
- other information provided for by the Company's Articles of Association or other bylaws of the Company;
- data on the observance by the Company of the recommendations of the Code of Corporate Conduct of the Federal Commission for the Securities Market.

The annual report shall be published on the Company's official Website.

Information on holding a general meeting of the shareholders shall be published in the Izvestiya newspaper in the form of a notification no later than 20 days before the date of holding the meeting, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization shall be published no later than 30 days before the date it is to be held.

Information on the results of voting during the general meeting of the shareholders shall be available on the official website of the Company in the Internet and shall be published in the Izvestiya newspaper in the form of a Report on Voting Results no later than 10 days after the minutes of the general meeting of the shareholders are made up.

Any information on reorganization of the Company shall be published in the newspaper or magazine used for the publication of data on the state registration of legal entities, within 30 days from the day the respective decision is taken.

The documents listed in this section shall be provided for familiarization within 7 days from the day of the request. Copies of the documents shall be provided by the Company to all interested parties upon their request for a fee that does not exceed the costs of making them.

3. INFORMATION TO BE PROVIDED TO THE SHAREHOLDERS

Besides the information mentioned in section 2 of these Provisions, all shareholders and their representatives shall have access at the following addresses:

- 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186;
- 45, Troitsky prospekt, Arkhangelsk, 163061;
- 24, Bolnichnaya ul., Kaliningrad, 236040;
- 5, ul. Dzerzhinskogo, Petrozavodsk, 185000;
- 82-a, ul. Lenina, Murmansk, 183038;
- 2, Lyudogoshcha ul., Velikiy Novgorod, 173001;
- 5, Oktyabrsky pr., Pskov, 180000;
- 4, Sovetsky pr., Vologda, 160035;
- 60, ul. Lenina, Syktyvkar, 167981.

to the following documents:

- documents confirming the rights of the Company to the property recorded in its balance sheet;
- minutes of general meetings of the shareholders, meetings of the Company's Board of Directors, Auditing Committee of the Company;
- voting ballots, as well as powers of attorney (copies of powers of attorney) for participation in a general meeting of the shareholders;
- reports of independent valuers;
- other documents provided for by the laws of the Russian Federation, by the Company's Articles of Association and by decisions of the Company's management bodies.

The complete list of documents to be provided is given in the Provisions "On the Procedure of Providing Documents to OJSC NWT's Shareholders" approved by the Management Board of the Company.

The Company shall provide for familiarization a list of those entitled to participate in the general meeting of the shareholders upon request of the parties included in such a list and having at least one % of votes. In this case, the data of the documents and the mail addresses of the individuals on the list may only be provided upon their consent. Upon request of any interested party, the Company shall provide him/her within 3 working days with an extract from the list of those entitled to participation in the general meeting of shareholders, containing data on such person, or a testimonial letter verifying that the person is not on the list of persons entitled to participate in the general meeting of shareholders.

The shareholder or shareholders holding all in all at least 25 % of Company's voting shares shall have access to the accounting documents and minutes of the meetings of the Company's Management Board.

The documents listed in clauses 3.1 – 3.3 of these Provisions shall be provided for familiarization to shareholders within 7 days from the day of the respective request (unless other timing is provided for by regulatory acts or by the bylaws of the Company). Copies of the documents shall be provided for a fee that does not exceed the costs of making them.

A copy of the list of affiliated parties of the Company shall be provided upon written request of a shareholder for a fee within 7 days from the moment of presenting such a request. The amount of the fee for providing the list of affiliated parties shall be established by the Company and shall not exceed the costs of making it.

A statement of a shareholder's account, an excerpt from the shareholders' register, data on transactions with securities, information on shareholders of the Company (for the shareholders holding one or more % of the Company's voting shares) may be received by the shareholders from the Company's registrar according to the procedure established by

the Federal Law "On the Securities Market" and by the regulatory documents of the Federal Service for Financial Markets.

When general meetings of the shareholders are held, the Board of Directors shall establish a list of the information (materials) and documents to be provided to the shareholders and their representatives for each issue of the agenda.

Besides what is listed in clause 2.6, the information to be provided to those entitled to participate in a general meeting of the shareholders during the preparation for a general meeting of the shareholders includes:

- data on a candidate(s) nominated to the Board of Directors, Auditing Committee of the Company or Company's auditors;
- draft Company's Articles of Association in the new version;
- draft amendments and additions to the Articles of Association of the Company;
- recommendations of the Company's Board of Directors on distribution of profit, including the amount of the dividend on the shares of the Company and its payment procedure, and losses of the Company according to the results of the fiscal year;
- draft bylaws of the Company, approved by the general meeting of the shareholders;
- draft decisions of the general meeting of the shareholders;
- other documents approved by the Board of Directors of the Company.

Extra information that must be provided to those entitled to participate in a general meeting during the preparation for a general meeting, the agenda of which contains the issue of electing members of the Board of Directors and members of the Auditing Committee, includes information on whether the candidates proposed for election to the respective body of the Company have or have not expressed their consent in writing.

Extra information that must be provided to those entitled to participate in a general meeting during the preparation for a general meeting, the agenda of which contains issues, the voting on which may entail the right of claiming redemption of shares by the Company, includes:

- report of an independent valuer on the market value of Company's shares, a claim to redeem which may be presented to the Company;
- calculation of the value of the Company's net assets according to the Company's accounting data for the last completed reporting period;
- excerpt from the minutes of the meeting of the Company's Board of Directors, which took the decision on determining the Company's shares redemption price stating the shares redemption price.

Extra information that must be provided to those entitled to participate in a general meeting during the preparation for a general meeting, the agenda of which contains an issue of Company reorganization, includes:

- justification of the terms and procedure of Company's reorganization, that are listed in the decision on a split, separation or transformation or in the agreement of merger or affiliation, approved (taken) by the Board of Directors;
- annual reports and annual accounts of all organizations participating in the reorganization, for the three completed fiscal years preceding the date of the general meeting or for each completed fiscal year from the moment of the establishment of the organization, if the organization has been operating for less than three years;
- quarterly accounts and reports of all organizations participating in the reorganization, for the last completed quarter preceding the date of the general meeting.

The information (materials) provided for by clauses 3.7.1. -- 3.7.5. of these Provisions shall be accessible to those entitled to participate in a general meeting of the shareholders for familiarization in the premises at the following address: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186 and other places, the addresses of which are stated in the notification on the fact that a general meeting of the shareholders will be held, as well as on the official website of the Company in the Internet 20 days before holding the general meeting of the shareholders and 30 days in case of holding a general meeting of the shareholders, the agenda of which contains an issue of Company reorganization.

The said information shall be available to those taking part in the general meeting of the shareholders also during the meeting. Upon request of a person entitled to participate in the general meeting of the shareholders, the Company shall provide him/her with copies of the said documents within 5 days from the date of receipt of the respective

request by the Company, and, upon agreement between the Parties, shall provide him/her with the said documents by e-mail.

4. INFORMATION PROVIDED TO TRADING ORGANIZERS

In compliance with the Listing Rules of the *RTS Stock Exchange* Nonprofit Partnership, the Company shall make publicly available in the electronic and documentary form the information mentioned in clause 2.4 of these Provisions, in chapter 7 ("Disclosure of Information on the Company") of the Corporate Conduct Code recommended by the RF Federal Commission for the Securities Market, as well as incorporation documents, documents on issues of securities and other information provided for by the said Rules and by the laws.

5. INFORMATION ON PLANNED AND EFFECTED TRANSACTIONS WITH SECURITIES OF THE COMPANY AND OF THE ENTERPRISES, IN WHICH THE COMPANY HOLDS INTEREST

In compliance with the active laws and the respective regulatory acts, the members of the Board of Directors, the General Manager or the members of the Company's Management Board shall disclose information on the holding of the Company's securities, as well as on the sale and (or) purchase of the Company's securities.

The parties listed in 5.1. of these Provisions shall notify the Company of the fact of holding the Company's securities, as well as of any transactions with securities of the Company or of the enterprises, in which the Company holds interest, that are planned or have been effected by them. Such a notification shall be sent within a reasonable time, before the said transactions have been effected, by sending a letter stating the intention to sell/buy shares, the name of the company, whose shares they are going to sell or to buy and the number of such shares. Letters shall be sent to:

- the Secretary of the Board of Directors – if the letter is sent by a member of the Board of Directors;
- the Secretary of the Management Board – if the letter is sent by the General Manager or by a member of the Management Board of the Company.

6. INFORMATION DISCLOSED UPON COMPANY'S DESIRE

Information may be disclosed upon Company's desire using press releases, press conferences, booklets, brochures, as well as on the official site of the Company in the Internet.

Information disclosed upon Company's desire includes the information used for evaluation of the value, profitability of the capital and information on the factors generating the shareholding value, viz.:

- information on strategic goals and objectives of the Company, on the share of the Company in markets, on investment projects, on equity and debt capital, on indices and resources of the Company, as well as information on the industry;
- information on dividends of the Company, essential information on decisions of the Board of Directors, among other things, on the work of the committees of the Board of Directors, on recommendations and decisions taken by the committees, as well as data on the current value of shares;
- data on the Company's management: members of the Board of Directors, the General Manager, members of the Management Board, and regional directors.

7. INFORMATION PROVISION PROCEDURE

The right of making public statements on behalf of the Company belongs to:
the Chairperson of the Board of Directors;
members of the Board of Directors;
the General Manager;
employees of the Company in compliance with the Information Regulations of the Company.

Any interested party shall be entitled to contact the Company with an inquiry concerning the operation of the Company through respective authorized persons. The Company shall, within 7 days, prepare a reply to the inquiry and provide it to the person that has sent it.

8. INFORMATION CLASSIFIED AS A COMMERCIAL OR OFFICIAL SECRET

Information shall be considered as an official or commercial secret when it has actual or potential commercial value on account of being unknown to third parties and there is no access to it on a legal basis, provided the Company takes measures to protect its confidentiality.

The Company represented by the General Manager and the units responsible for information security shall take exhaustive measures to protect commercial and official information, shall ensure confidentiality and the conditions of work with such information, and establish the list of such information, observing a reasonable balance between the openness of the Company and the aspiration not to inflict any damage to its interests.

The list of information making a commercial or official secret and the procedure of using it are set forth in the respective bylaws of the Company.

9. INSIDER INFORMATION AND INSIDERS

9.1. Insider information on securities means any undisclosed data related to securities and transactions with them and to the issuer of such securities and its activities, the disclosure of which may materially influence the market price of the said securities.

9.2. Insider information on securities includes information, among other things, information to be disclosed in compliance with the laws of the Russian Federation on the securities market and with the bylaws of the Company, prior to its disclosure in case such disclosure may materially influence the market price of the securities.

9.3. Data containing an evaluation of the price of securities and/or an evaluation of the Company's property status on the basis of publicly available information are not considered as insider information on securities.

9.4. Insiders are individuals and legal entities having the right of access to the insider information on the basis of a law, any other regulatory legal act, job description or another bylaw of the Company, or on the basis of an agreement with the Company, including:

9.4.1. members of the Board of Directors, of the Committees of the Board of Directors, of the collective executive body and the Auditing Committee of the Company;
9.4.2. persons performing any professional responsibilities for the Company as employees, officials or otherwise, among other things, on the basis of civil contracts, due to which they have the right of access to the insider information (including auditors, specialized depositaries, professional participants of the securities market);
9.4.3. General Manager or persons acting as the one-person executive body, as well as managers of subsidiaries and associates;
9.4.4. other individuals or legal entities who have become owners of insider information either legally, or illegally;

9.5. Persons entitled to access insider information shall have no right to:

- transfer insider information or any information based on it to other parties or make it available for third parties, except for the cases provided for by the law;
- give any recommendations to third parties as to making transactions with securities based on the said information.

9.6. The insiders listed in clauses 9.4.1. – 9.4.2. of these Provisions shall notify the Company on any transactions with securities of the Company or of the enterprises, in which the Company holds interest, that are planned or have been effected by such insiders, in compliance with the active laws.

9.7. When making any transactions with insider securities of subsidiaries or associates, the parties listed in clause 9.4.3 of these Provisions shall be guided by the standards established in the subsidiaries and associates.

9.8. In their interaction with outsiders, the parties listed in clauses 9.4.1 – 9.4.2 of these Provisions shall ensure protection of the insider information.

9.9. Company's executive bodies shall ensure a reliable mechanism of preparing, agreeing upon and supervising the timing of information disclosure, a proper system for Company's documents storage, the functionality and security of information resources.

9.10. Company's employees authorized to deal with public relations and contacts with the shareholders in connection with the performance of the official duties shall ensure equal opportunities to all interested parties for simultaneous access to the disclosed essential information on the activities of the Company and shall take measures to refute any unreliable information, if its dissemination entails any damage to the Company or the shareholders.

9.11. In order to prevent a conflict of interests and to minimize any abuse of insider information among the employees and units of the Company, supervision over the observance of the standards of the active law and special requirements provided for by the bylaws of the Company shall be the responsibility of: the Chairperson of the Board of Directors in respect of members of the Board of Directors, and the responsibility of the respective units of the Company in respect of officials and employees of OJSC North-West Telecom.

9.12. The parties listed in clause 9.4. of these Provisions, who have disclosed any insider information shall be liable in compliance with the legislation of the Russian Federation.

APPENDIX 2. ISSUER'S SUMMARY ACCOUNTS AND REPORTS FOR THE LAST COMPLETED FISCAL YEAR

OJSC North-West Telecom

Consolidated financial statements

for the year ended December 31, 2004
with Report of Independent Auditors

OJSC North-West Telecom

Consolidated financial statements

for the year ended December 31, 2004

Contents

To the shareholders and the Board of Directors of OJSC North-West Telecom

We have audited the accompanying consolidated balance sheet of OJSC North-West Telecom (hereinafter referred to as "the Company"), as of December 31, 2004, and the related consolidated profit and loss reports, cash flow reports and shareholders' equity report for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph 3, we have conducted our audit in accordance with International Standards on Auditing issued by International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used by the Company's management and significant estimates made by them, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6 "Fixed assets", the Company has transitioned to IFRS and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure fixed assets at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of fixed assets as of January 1, 2003 are representative of fair value, (ii) the resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the periods under report.

In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matter referred to in paragraph 3 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "North-West Telecom" as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

CJSC ERNST & YOUNG VNESHAUDIT

15 June 2005

(in thousand roubles)

	Note	31 December 2004	2003
ASSETS			
Non-circulating assets			
Fixed Assets	6	**22 037 788**	17 009 261
Intangible assets and goodwill	7	**2 225 919**	581 900
Financial investments in associate companies	9	**85 046**	82 622
Long-term financial investments	10	**656 990**	662 283
Long-term accounts receivable and other financial assets		**37 139**	24 942
Long-term advances distributed	11	**313 351**	130 009
Total non-circulating assets		**25 356 233**	18 491 017
Current assets			
Stocks of goods and inventories	12	**322 901**	229 980
Accounts receivable	13	**1 173 279**	995 434
Short-term financial investments	10	**7 366**	4 834
Other current assets	14	**1 451 108**	620 288
Cash and cash equivalents	15	**253 389**	282 438
Total current assets		**3 208 043**	2 132 974
TOTAL ASSETS		**28 564 276**	20 623 991
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Preferred stock	17	**621 739**	573 392
Common stock	17	**2 233 765**	2 088 637
Own redeemed shares	17	**(60 822)**	(8 998)
Additional capital		**2 496 388**	-
Retained profit		**11 036 332**	10 464 217
Total shareholders' equity		**16 327 402**	13 117 248
Minority share in subsidiaries	18	**27 448**	22 153
Long-term liabilities			
Long-term credits and loans	19	**3 180 399**	1 028 120
Finance lease obligations	20	**485 426**	494 729
Pension obligations	23	**1 141 963**	832 777
Deferred revenue		**216 272**	218 215
Deferred profit tax liabilities	28	**1 171 626**	1 198 526
Other long-term liabilities		**285**	430
Total long-term liabilities		**6 195 971**	3 772 797
Current liabilities			
Accounts payable, accrued expenses and advances received	21	**2 059 483**	1 198 299
Indebtedness to OJSC "Rostelecom"	33	**159 245**	145 290
Debt in respect of taxes	22	**964 813**	646 080
Dividend payable	30	**18 278**	16 256
Short-term credits and loans	19	**140 595**	258 621
Current portion of long-term credits and loans	19	**2 465 835**	1 212 078
Current portion of finance lease obligations	20	**205 206**	235 169
Total Current liabilities		**6 013 455**	3 711 793
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**28 564 276**	20 623 991

General Manager V.A. Akulich
Chief accountant M.M. Semchenko

Consolidated Profit and Loss Reports ....

For the years ended December 31, 2004 and 2003

(in thousand roubles)

	Note	2004	2003
Income	**24**	**15 407 400**	12 381 322
Operating expenses			
Wages, other compensations and deductions for social security		**(5 412 328)**	(4 061 092)
Wear and depreciation	**6,7**	**(2 079 404)**	(1 897 205)
Profit/ (loss) from retirement of fixed assets		**23 130**	(113 661)
Materials, repair and services, public utilities		**(1 431 405)**	(1 079 199)
Taxes less the profit tax		**(346 152)**	(238 135)
Interconnection charges – domestic and international companies		**(2 911 127)**	(2 276 034)
Reserve for doubtful debts	**13**	**(361 557)**	(329 406)
General and administration expenses	**25**	**(909 359)**	(725 644)
Other operating expenses, net	**26**	**(460 405)**	(705 713)
Total operating expenses		**(13 888 607)**	(11 426 089)
Principal business profit		**1 518 793**	955 233
Profit (loss) from participation in associate companies	**9**	**3 710**	(25 275)
Interest expense, net	**27**	**(325 797)**	(267 204)
Profit/ (loss) from disposal of subsidiary, associates and other financial investments		**31 643**	(39 122)
Profit (loss) due to exchange rate differences under currency revaluation, net		**21 313**	(69 451)
Profit before taxes and minority interest		**1 249 662**	554 181
Profit tax	**28**	**(540 520)**	(260 014)
Profit before minority interest		**709 142**	294 167
Minority share	**18**	**(3 824)**	(15 437)
Net profit		**705 318**	278 730
Basic and diluted profit (loss) per share (in roubles)	**29**	**0.72**	0.30

General Manager V.A. Akulich

Chief accountant M.M. Semchenko

	Note	2004	2003
Cash receipts from principal business			
Profit before taxes and minority interest		**1 249 662**	554 181
Adjustments for:			
Wear and depreciation	**6.7**	**2 079 404**	1 897 205
(Profit)/ loss from retirement of fixed assets		**(23 130)**	113 661
Reserve for doubtful debts	**13**	**361 557**	329 406
(Profit) loss from participation in associate companies	**9**	**(3 710)**	25 275
(Profit)/ loss from disposal of subsidiary, associates and other financial investments		**(31 643)**	39 122
Interest expense, net	**27**	**325 797**	267 204
Profit (loss) due to exchange rate differences, net		**(21 313)**	69 451
Income from penalty interest write-off on indebtedness to CJSC "Vnesheconombank"	**19**	**(115 103)**	-
Other non-cash items		**30 200**	(2 154)
Operating profit before circulating capital change		**3 851 721**	3 293 351
Increase in accounts receivable		**(330 757)**	(333 264)
(Increase)/ decrease in other circulating assets		**(354 894)**	55 461
Increase in stocks of goods and inventories		**(22 420)**	(24 497)
Increase/ (decrease) in accounts payable and accrued liabilities		**292 882**	(65 601)
Increase in taxes and social contributions payable		**39 065**	58 951
Increase in pension obligations	**23**	**199 706**	122 305
Cash from principal business		**3 675 303**	3 106 706
Interest paid		**(613 465)**	(141 990)
Profit tax paid		**(638 918)**	(466 614)
Net cash from principal business		**2 422 920**	2 498 102
Flow of cash from investment activities			
Acquisition of fixed assets		**(3 874 837)**	(2 025 339)
Acquisition of intangible assets		**(246 477)**	(562 293)
Receipts from sale of fixed assets		**447 541**	136 104
Cash acquired from companies' acquisition	**5**	**131 673**	-
Sale of subsidiaries		**2 892**	-
Acquisition /(proceeds) of financial investments and other financial assets		**(1 122)**	125 124
Interest received		**18 805**	24 044
Dividend received		**1 731**	949
Net cash used for investment activities		**(3 519 794)**	(2 301 411)

Flow of cash from financial activities		
Sale of own redeemed shares	**9 315**	-
Acquisition of own redeemed shares	**(7 044)**	(8 998)
Proceeds from issue of notes	**437 777**	-
Repayment of notes	**(429 517)**	-
Loans and credits	**6 303 158**	2 161 471
Repayment of credits and loans	**(4 469 317)**	(2 438 767)
Proceeds from bond issue	**789 603**	710 685
Repayment of bonds	**(300 000)**	-
Repayment of finance lease obligations	**(318 732)**	(185 675)
Repayment of equipment suppliers' credits	**(740 042)**	(382 403)
Proceeds from (repayment of) other long-term liabilities	**(2 761)**	-
Dividend paid	**(204 615)**	(109 742)
Net cash used for financial activities	**1 067 825**	(253 429)
Decrease in cash and cash equivalents	**(29 049)**	(56 738)
Cash and cash equivalents as of the beginning of year	**282 438**	339 176
Cash and cash equivalents as of the end of year	**253 389**	282 438

General Manager V.A. Akulich

Chief accountant M.M. Semchenko

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2004 and 2003

(in thousand roubles)

		Shareholders' capital			Additional capital	Retained profit	Total own capital
	Note	**Preferred shares**	**Common shares**	**Own redeemed shares**			
Balance as of December 31, 2002		**573 392**	**2 088 637**	-	-	**10 260 891**	**12 922 920**
Net profit/ (loss) for the year		-	-	-	-	278 730	278 730
Purchase of own shares	**17**	-	-	(8 998)	-	-	(8 998)
Dividend	**30**	-	-	-	-	(75 404)	(75 404)
Balance as of December 31, 2003		**573 392**	**2 088 637**	**(8 998)**	-	**10 464 217**	**13 117 248**
Net profit/ (loss) for the year		-	-	-	-	705 318	705 318
Purchase of own shares	**17**	-	-	(7 044)	-	-	(7 044)
Purchase of own shares in the result of companies merger (see Note 5)	**17**	-	-	(47 066)	-	-	(47 066)
Sale of own redeemed shares	**17**	-	-	2 286	7 029	-	9 315
Issue of shares for companies acquisition (see Note 5)		48 347	145 128	-	2 489 359	-	2 682 834
Dividend	**30**	-	-	-		(133 203)	(133 203)
Balance as of December 31, 2004		**621 739**	**2 233 765**	**(60 822)**	**2 496 388**	**11 036 332**	**16 327 402**

General Manager V.A. Akulich

Chief accountant M.M. Semchenko

(in thousand roubles)

General information

Authorization

The consolidated financial statements of OJSC "North-West Telecom" and its subsidiaries (hereinafter the "Company" or OJSC "NWT") for the year ended December 31, 2004 were authorized for issue by the General Manager and the Chief Accountant of the Company on June 14, 2005.

Company

The Company's principal activity is providing telephone services (including local, domestic long-distance and international communication), telegraph, data transfer services, lease of communication channels and wireless communication services on the territory of the North-West Region of the Russian Federation.

Open joint-stock company Svyazinvest (hereinafter "Svyazinvest"), a federal holding company controlled by the Russian Federation, owns 50.8% of the Company's common shares as of December 31, 2004.

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The average number of the employees in the Company in 2004 was 28,471 (in 2003 – 28,625).

The Company's official address: 14/26, ul. Gorokhovaya, St. Petersburg, 194191

Tariff Setting Procedures

Under the Russian legislation, the Company is considered a monopolist for fixed line telecommunication services. Accordingly, tariffs charged by the Company are set by federal authorities. Tariffs charged to the Company by OJSC "Rostelecom" (the primary provider of domestic long-distance and international telecommunication services in the Russian Federation, which is controlled by Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

The fixed line tariffs are set in roubles. The method of establishing tariffs is not in line with best modern standards.

Liquidity and Financial Resources

In the reporting period the Company obtained short-term and long-term borrowings to finance the development of the communication network. Financing primarily came in the form of bank loans, bonded loans, vendor financing from equipment suppliers and finance lease.

As of December 31, 2004, the Company's current liabilities exceeded its current assets by 2,805,412 (in 2003 - 1,578,819). As a result, uncertainties exist as to the Company's liquidity and sufficient future capital resources.

1. General Information (continued)

Liquidity and Financial Resources (continued)

The key factors contributing to the growth of short-term liabilities in the period under report include:

- Postponement of the 3rd bond issue to the 1st quarter 2005;
- Reclassification of the second issue bonds maturing on October 3, 2007 to short-term liabilities in connection with the put option (Note 19);
- Takeover of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic.

The management believes that in the future cash flows from the basic activities will be sufficient to fund current operations. Investment activities will be funded equally by cash flows from the basic activities and by long-term borrowed funds. Management believes that certain projects may be postponed or scaled down to comply with the current financial needs of the Company, and the existing short-terms liabilities and borrowings may be prolonged, if necessary.

Management has an action plan to support and improve current liquidity in 2005 and ensure that the Company continues as a going concern in the foreseeable future. Financial resources are expected to inflow from the following sources:

floatation of 3rd bonded loan (floated on March 3, 2005);
forming of high-yield deposits of 900 MIO roubles with commercial banks consisting of spare cash arising from the 3rd bonded loan floatation, to use the funds for the offer (formed on March 5, 2005);
financing of the Company's investment programme in the second half of 2005 from long-term bank loans obtained under the existing credit facilities with JSCB "Sberbank" of RF, OJSC "Vneshtorgbank", OJSC "MDM-Bank" and CJSC "Kommerzbank (Eurasia)".

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts that might result should the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

(in thousand roubles)

Basis of Presentation of the Financial Statements

Principles of preparing the reports

These summary consolidated financial accounts were made up in accordance with the International Financial Reporting Standards (IFRS).

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost as defined by IAS 16 "Fixed assets". Further, the Company did not apply the provisions of IAS 19 "Employee benefits" and as such did not account for defined benefit obligations.

The Company has applied an exemption permitted by IFRS 1, which allows an entity to measure fixed assets at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Management estimates that the carrying value of all of the Company's fixed assets is broadly comparable to their fair values. However, management has engaged an independent appraiser to support the fair values of fixed assets. As a result, the reported balance value of fixed assets may be adjusted. It is expected that the appraisal will be completed by the end of 2005.

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002 (except for the fixed assets, for which fair values as of January 1, 2003 have been used as deemed cost), and authorized capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of fixed assets, intangible assets, deferred taxation, and pension obligations as discussed in Notes 6, 7, 28 and 23.

(in thousand roubles)

2. Basis of Presentation of the Financial Statements (continued)

Reconciliation of Equity and Net Profit Reported under Previous Generally Accepted Accounting Principle (GAAP) and under IFRS

Shareholders' equity and net profit are reconciled between previous Generally Accepted Accounting Principle (GAAP) and IFRS as follows:

	Shareholders' equity as of December 31, 2003	Net profit for the year ended December 31, 2003	Shareholders' equity as of January 1, 2003
Previous GAAP (as reported)	**13 785 091**	**394 341**	**13 518 991**
Timing of preferred shares dividends recognition	72 122	-	28 283
OJSC "Rostelecom" payables correction	98 302	1 204	97 098
Previous GAAP (as restated)	**13 955 515**	**395 545**	**13 644 372**
Pension obligations accrual	(832 777)	(122 305)	(710 472)
Other adjustments	(5 490)	5 490	(10 980)
International Financial Reporting Standards	**13 117 248**	**278 730**	**12 922 920**

The previous GAAP refers to the accounting standards used in the Company's prior year international financial statements, in which the Company applied some, but not all, IFRSs as described above.

As noted above in Basis of Preparation, the Company has taken the exemptions permitted under IFRS 1, which allows an entity to measure fixed assets at fair value at the transition date.

Management estimates that the carrying value of all of the Company's fixed assets is broadly comparable to their fair values.

In 2004 the Company engaged an independent appraiser to confirm the fair value of its fixed assets. As of the reporting date the appraisal was underway. Since that the appraisal has progressed substantially and the Company expects this to be completed in the near future and the estimates made by management will be confirmed or adjusted accordingly.

3. Basic Provisions of the Accounting Policy

3.1 Principles of Consolidation

Subsidiaries

The consolidated financial statements include financial statements of subsidiaries, the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All inter-company transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of OJSC "North- West Telecom" and its subsidiaries and associates, based on which the consolidated financial statements are prepared, are based on unified accounting policy.

Acquisition of Subsidiaries

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority share

Minority interest is the interest of the third parties in assets and liabilities of subsidiaries. Minority interest at the balance sheet date represents the minority shareholders' portion of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the merger. Minority interest is presented separately from liabilities and shareholders' equity.

3.2 Financial investments in associate companies

Associates are entities in which the Company generally owns between 20% and 50% of the voting shares, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognize further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

3. Basic Provisions of the Accounting Policy (continued)

3.2 Financial Investments in Associates (continued)

Unrealized profit on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Financial Investment

The Company classified its financial investments into the following categories: held-to-maturity and available for- sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for the cases when they are to be recovered within 12 months after the reporting date. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. These investments are included in non-circulating assets. Management of the Company determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments are reported in the balance sheet at fair value. A profit or loss arising from a change in the fair value of an available for sale investment is recognized directly in equity until the investment is sold, collected or otherwise disposed of, or until it is determined to be impaired. Upon disposal, cumulative profit or loss previously recognized as a component of equity, is included in the Profit and Loss report.

Held-to-maturity investments are carried at amortized cost using the effective yield method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. A profit or loss is recognized when an investment carried at amortized cost is derecognized or impaired, as well as through the amortization process.

3.4 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the presentation currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the presentation currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated Profit and Loss report as foreign exchange profit (loss).

Assets and liabilities settled in roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

(in thousand roubles)

3. Basic Provisions of the Accounting Policy (continued)

3.5 Fixed Assets

Fixed assets are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the fixed assets acquired prior to January 1, 2003, fair values as of January 1, 2003 have been used as deemed cost (see Note 2) in accordance with the exemption provided in IFRS 1.

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

Buildings and facilities	20 – 50 years
Analog switches	10 – 50 years
Digital switches	10 – 50 years
Other telecommunication equipment	10 – 50 years
Transport facilities	5 years
Computers, office and other equipment	3 – 50 years
Land plots	not depreciated

For the purposes of disclosure, fixed assets are aggregated into the following groups:

Land, buildings and facilities;
Switches and transmission devices;
Construction in progress and equipment for installation;
Other assets, including computers, vehicles and other equipment.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of fixed assets. Based on the Russian licensing legislation and prior experience, Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its fixed assets through normal operations.

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date. Depreciation begins when fixed assets are put into operation.

Interest costs on borrowings to finance the construction of fixed assets are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are reported in the Profit and Loss report.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Profits and losses arising from the retirement of fixed assets are included in financial results as incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including fixed assets, should be estimated whenever there is an indication that the assets may be impaired.

3. Basic Provisions of the Accounting Policy (continued)

3.5 Fixed Assets (continued)

The carrying values of fixed assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash generating units are written down to their recoverable amount. The recoverable amount of fixed assets is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the Profit and Loss report.

3.6 Fixed Assets Received Free Of Charge

Fixed assets transferred to the Company free of charge by its customers and other entities outside the privatization process are capitalized at market value at the date of transfer. A corresponding income is fully recognized in Profit and Loss report. Equipment contributions that do not generate any future income for the Company are not recognized.

Grants received from federal and municipal authorities for the purchase of fixed assets are reflected in the balance sheet as deferred income and recognized as income during the useful life of a respective asset in accordance with IAS 20 “Accounting for Government Grants and Disclosure of Government Aid Information”.

3.7 Intangible Assets and Goodwill

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates.

According to IAS 36 “Impairment of Assets”, goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As of the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the profit or loss on disposal of the operation.

3. Basic Provisions of the Accounting Policy (continued)

3.7 Intangible Assets and Goodwill (continued)

Goodwill (continued)

The excess of the fair value of the Company's share of the net assets acquired over the cost of acquisition is recognized in the Profit and Loss report.

Other intangible assets

Other intangible assets are capitalized at cost of acquisition.

Licenses and software are amortized on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Other intangibles are amortized on a similar basis.

Impairment of Intangible Assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount.

3.8 Stocks of goods and inventories

Stocks are recorded at lower of two values: actual acquisition cost and net realizable price. Net realizable price is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3.9 Accounts receivable

Accounts receivable are stated at original invoice amount, less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognized in the Profit and Loss report.

3. Basic Provisions of the Accounting Policy (continued)

3.10 Value added tax

The tax authorities permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT recoverable is reclaimable against sales VAT upon payment for the received goods and services.

Debt in respect of Value added tax

Value added tax payable represents VAT related to sales which is payable to tax authorities upon collection of receivables from customers net of VAT on acquired goods and services which have been settled at the reporting date. In addition, VAT related to sales which have not been settled at the reporting date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3.11 Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.12 Credits and loans

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3.13 Lease

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the market value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Leased fixed assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class, with consideration of the contractual terms under which the assets can be used.

3. Basic Provisions of the Accounting Policy (continued)

3.13 Lease (continued)

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.14 Pension deductions and Other Pays

Single social tax

Social contributions are made through a unified social tax (UST) calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company determines the present value of defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of defined benefit plans are valued by professionally qualified actuary in case such estimates have not been preformed while preparing the reports of retirement benefit plans.

3. Basic Provisions of the Accounting Policy (continued)

3.14 Pension deductions and Other Pays (continued)

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

Profits or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.15 Deferred Income Taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the reporting date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.16 Reserves

Reserves are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a reserve to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

3. Basic Provisions of the Accounting Policy (continued)

3.16 Reserves (continued)

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.17 Shareholders' equity

Authorized capital

Common shares and non-redeemable preferred shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

Own redeemed shares

Where the Company or its subsidiaries purchases the Company's share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as own redeemed shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Own redeemed shares are stated at weighted average cost.

Dividend

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the reporting date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3. Basic Provisions of the Accounting Policy (continued)

3.18 Income

Income is recognized to the extent that it is probable that economic benefits will flow to the Company and the income can be reliably measured.

The Company categorizes the income sources in the following major categories:

1. Long-distance telephone calls;
2. International telephone calls;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary telecommunication services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transmission and telematic services;
9. New services;
10. Lease of telephone channels;
11. Services for national communication operators;
12. Other telecommunications services;
13. Other income.

Long-distance and international telephone connections

Revenues from long-distance and international communication services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Subscribers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of payphone. The Company charges long-distance and international communication fees on a per-minute basis. The Company recognizes these revenues in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Subscribers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of payphone. The Company recognizes revenues related to the fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

3. Basic Provisions of the Accounting Policy (continued)

3.18 Income (continued)

Document telecommunication

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular communication services

Major revenues from cellular services arise from airtime services including local, long-distance and international calls, subscription fees, additional cellular communication services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematic services

The Company recognizes revenues related to data transfer and telematic services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Lease of telephone channels

Major revenues are recognized from the following services: lease out of long-distance and international, digital and analogue, telegraph channels. The Company recognizes revenues from the lease of channels in the period when the services are rendered.

Services for national operators

Revenue from national communication operators includes two different groups.

First group of revenues represents services rendered to OJSC "Rostelecom" for termination of long-distance traffic of its operators-partners in the network of the Company.

In 2003 the Ministry of the Russian Federation for antimonopoly policy and support of business (MAP) has conducted reform of the settlements system of inter-regional Svyazinvest Companies with the OJSC "Rostelecom" for transit of long-distance telephone traffic. Till August 1, 2003 revenue calculation has been

based on the integral settlement rate, multiplied on the total number of minute-distances (transfer of 1 minute of traffic on 50 kilometers interval of OJSC "Rostelecom"'s network), transferred through the period.

3. Basic Provisions of the Accounting Policy (continued)

3.18 Income (continued)

Services for national operators (continued)

Integral settlement rate has been calculated as sum of linear settlement rate between zones and difference between inbound and outbound termination settlement rates of the regional Companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 new and more transparent inter-operators settlement system for long-distance traffic has been introduced. New system separates payments of regional operators for the transfer of long-distance traffic in OJSC "Rostelecom"'s network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate that is equal to sum of linear settlement rate multiplied on the quantity of 50 kilometers intervals between zones and termination settlement rate for the zone where the call is terminated. Revenue calculation for the transit of intercity traffic from OJSC "Rostelecom" to the customers of the regional Svyazinvest companies is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

Second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, long-distance and international traffic of their customers via network of the Company.

Major revenues are recognized from the services for transit of local, intercity and international traffic. As well the Company generates revenue from interconnection to the network (one time fees), lease of channels, lease of equipment, data transmission and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Services for international operators

Revenue from international operators consists of revenues from interconnected operators that transfer international traffic of their customers via the Company's network.

The Company recognizes revenues from international operators in the period when the services are rendered.

Other communication services

Other telecommunication services primarily consist of revenues received by city telephone network stations from the lease of direct lines and local junctions. The Company recognizes revenues related to other services in the period when the services are rendered.

Other income

Other income primarily consists of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3. Basic Provisions of the Accounting Policy (continued)

3.19 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed in the explanations to financial statements.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.20 Contingent Liabilities

Contingent liabilities are not recognized in the financial statements. They are disclosed in the accompanying explanations unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

Information by activity segments

Management believes that the Company mostly operates in one industry, i.e. provision of wire line telecommunication services, on the territory of the North-West region of Russia. The Company's structure is based on territorial units, which service the corresponding parts of the Company's network. Cellular telecommunication services are provided by certain subsidiaries, but the amounts relating to this segment are below the threshold of a reportable segment.

The Company's management considers that the Company operates in one geographical segment. The volume of services provided for industry segments other than provision of fixed (wire) communication is 0.3% of the total volume of proceeds. Given the above, no geographic or industry segment information (fixed (wire) line communication, mobile communication) is provided.

Acquisition of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic

In 2004 OJSC "North-West Telecom" acquired OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic as part of the reorganization of regional operators forming part of the Svyazinvest Group, to establish a single operator for the North-West Federal District. OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic provide telephone services (including local, domestic long-distance and international calls), telegraph, data transmission services, lease out of communication channels and wireless communication services on the territory of Leningrad Oblast and Komi Republic, respectively.

The reorganization was carried out in accordance with the Company's Shareholders' Meeting decision of April 15, 2004. The actual acquisition took place and control was transferred on October 1, 2004. After the acquisition both entities were transformed into regional branches of the Company.

In accordance with IFRS 3 "Companies Merger", restructuring was recognized under the purchase method as an acquisition of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic by OJSC "North-West Telecom".

(in thousand roubles)

5. Acquisition of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic (continued)

OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic were acquired by way of exchange of OJSC "NWT" shares on the acquired entities' shares. To this end, the Company issued 145,128,211 common shares and 48,346,549 preferred shares with fair value of 2,188,353 and 494,481 respectively. The fair value of shares issued was determined in accordance with the RTS and MICE quotation of OJSC "North-West Telecom" shares as of the actual acquisition date. At the acquisition date, the value of the common share was 15.0788 roubles per share, preferred share – 10.2278 roubles per share.

The shares issued were exchanged for 100% voting and preferred shares in the acquired companies as follows:

Acquired entity	Common shares floated by the Company	Preferred shares floated by the Company
OJSC Lensvyaz	74 213 582	24 711 346
OJSC "Svyaz" of Komi Republic	70 914 629	23 635 203
Total:	**145 128 211**	**48 346 549**

Expenses directly attributable to the acquisition of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic and included in the acquisition cost total 38,469. The total acquisition cost was 2,721,303.

Through the business combination with OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic the Company also acquired an interest in the following subsidiaries:

Name	Principal business	Share of participation, %	Per cent of voting shares
CJSC "IK Svyaz"	Financial activities	100%	100%
LLC Parma-Inform	Communication services, system integration	50%	50%

Minority interest in the above subsidiaries' net assets totaled 2,736.

OJSC "NWT" exercises control over the management, policies and day-to-day operations of LLC "Parma Inform" as the majority of the Board of Directors members are the Company's representatives, therefore the Company consolidates the results of operations and financial position of LLC "Parma Inform".

Management elected to complete the allocation of acquisition costs within 12 months from the date of affiliation of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic. Any changes in the fair value of identifiable and contingent assets or liabilities will result in an adjustment to Intangible Assets and Goodwill in the balance sheet.

(in thousand roubles)

5. Acquisition of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic (continued)

Purchase price	
Fair value of securities issued to finance the acquisition	2 682 834
Expenses directly attributable to the transaction	38 469
Total price paid	**2 721 303**
Fair value of identifiable assets and liabilities:	
Fixed Assets	2 920 075
Intangible Assets	48 190
Long-term investments	68 341
Other non-circulating assets	117 361
Accounts receivable	300 609
Cash and cash equivalents	170 142
Other current assets	196 568
Short-term liabilities	(1 036 472)
Long-term liabilities	(923 177)
Total net assets (liabilities)	**1 861 637**
Minority interest in net assets (liabilities) of acquired subsidiaries	(2 736)
Value of the acquired share in net identifiable assets (liabilities)	1 858 901
Goodwill	**862 402**
Goodwill impairment since the acquisition date through December 31, 2004	-
Goodwill as of December 31, 2004 (net)	**862 402**

If acquisition of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic had been accomplished on January 1, 2004, income and net profit of the Company would have amounted to 17,844,431 and 726,297 respectively.

Profit before tax generated by the companies acquired by OJSC "North-West Telecom" from October 1, 2004 in the capacity of the Company's regional branches totaled 95,171.

(in thousand roubles)

Fixed Assets

	Buildings and facilities	Switches and transmission devices	Construction in progress and equipment for installation	Transport facilities and other fixed assets	Total
Initial value					
as of December 31, 2003	8 789 572	7 769 592	601 199	1 620 550	18 780 913
Additions	-	-	4 481 544	-	4 481 544
Additions related to companies merger	1 175 272	1 321 310	279 609	143 884	2 920 075
Withdrawal	(368 731)	(21 174)	(15 397)	(10 256)	(415 558)
Withdrawal related to sale of subsidiary	(7 929)	-	-	-	(7 929)
Commissioned	1 590 155	2 861 245	(5 122 596)	671 196	-
as of December 31, 2004	**11 178 339**	**11 930 973**	**224 359**	**2 425 374**	**25 759 045**
Accumulated depreciation and impairment					
as of December 31, 2003	(541 634)	(899 579)	(3 480)	(326 959)	(1 771 652)
Depreciation charged for the year	(591 541)	(1 031 451)	-	(367 693)	(1 990 685)
Withdrawal	5 135	18 415	-	10 027	33 577
Withdrawal related to sale of subsidiary	7 503	-	-	-	7 503
as of December 31, 2004	**(1 120 537)**	**(1 912 615)**	**(3 480)**	**(684 625)**	**(3 721 257)**
Residual value as of December 31, 2003	**8 247 938**	**6 870 013**	**597 719**	**1 293 591**	**17 009 261**
Residual value as of December 31, 2004	**10 057 802**	**10 018 358**	**220 879**	**1 740 749**	**22 037 788**

Impairment relates only to construction in progress.

The Company has applied an exemption permitted by IFRS 1, which allows an entity to measure fixed assets at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimates that the carrying value of all of the Company's fixed assets is broadly comparable to their fair values.

In 2004 the Company engaged an independent appraiser to confirm the fair value of its fixed assets. As of the reporting date the appraisal was underway. Since that the appraisal has progressed substantially and the Company expects this to be completed in the near future and the estimates made by management will be confirmed or adjusted accordingly.

The residual value of fixed assets held under finance leases as of December 31, 2004 is 1,075,643 (in 2003 – 903,236). Leased fixed assets are pledged as security for the related finance lease obligations (see Note 20).

Fixed assets for the total of 6,052,134 as of December 31, 2004 (in 2003 - 252,796) secured the Company's borrowings (see Note 19).

(in thousand roubles)

6. Fixed Assets (continued)

In 2004, the Company increased construction in progress by 56,984 of capitalized interest (in 2003 – 12,225). In 2004, the capitalization rate was 12.1%.

Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Initial value					
as of December 31, 2003	-	3 845	794 520	3 960	802 325
Additions	862 402	1 979	853 474	78	1 717 933
Additions related to companies merger	-	234	47 956	-	48 190
Withdrawal	-	(318)	(40 943)	(57)	(41 318)
as of December 31, 2004	**862 402**	**5 740**	**1 655 007**	**3 981**	**2 527 130**
Accumulated depreciation					
as of December 31, 2003	-	(458)	(219 158)	(809)	(220 425)
Charged for the year	-	(1 339)	(87 296)	(84)	(88 719)
Withdrawal	-	308	7 625	-	7 933
as of December 31, 2004	**-**	**(1 489)**	**(298 829)**	**(893)**	**(301 211)**
Residual value as of December 31, 2003	-	3 387	575 362	3 151	581 900
Residual value as of December 31, 2004	**862 402**	**4 251**	**1 356 178**	**3 088**	**2 225 919**

Goodwill arisen on the acquisition of OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic (Note 5) is not amortized, but is reviewed for impairment on an annual basis.

In 2004 the Company increased value of software by 61,944 of capitalized interest (in 2003 – no interest was capitalized). In 2004 average capitalization rate was 12.1%.

Oracle E-Busines Suite

As of December 31, 2004 software included Oracle E-Business Suite package with net book value of 601,963 (in 2003 - 389,880). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 16,418 users of E-Business Suite 2003 Professional among other license applications.

(in thousand roubles)

7. Intangible Assets and Goodwill (continued)

The Company will amortize the value of this software starting from the date of its implementation, proportionally to the quantity of licenses used and over useful life of the licenses. Until then, the Company will periodically test this software for impairment.

Full implementation of Oracle E-Business Suite software is expected in 2008.

Amdocs Billing Suite

As of December 31, 2004 software also includes Amdocs Billing Suite software with residual value of 510,264 (in 2003 – nil). This software was purchased for the purpose of unified automated settlements system implementation. The implementation project is expected to last 4-5 years.

The Company's Board of Directors approved purchase of Amdocs Billing Suite software on November 19, 2004.

Amdocs Billing Suite software was supplied in December 2004 by LLC "IBM Eastern Europe/Asia", in exchange for which the Company transferred its promissory notes with the face value of 625,716.

The Company will start amortizing this asset starting from the date of software implementation. Until then the Company will periodically test this software for impairment.

Management believes that the carrying values of Oracle E-business Suite software and Amdocs Billing Suite software are recoverable as of December 31, 2004 and 2003.

Consolidated Subsidiaries

The consolidated financial statements include assets, liabilities and operating results of the Company and its subsidiaries as listed below:

Name	Principal business	Share of participation/ Voting stock	
		2004	2003
AMT LLC	Consulting services	100%	100%
"Artelecom Service" LLC	Leasing out the Company's assets	77%	77%
"Volgogradskaya Sotovaya Svyaz" CJSC	NMT-450 cellular communication	-	60%
"Kolatelecom" CJSC	Communication services	50%	-
"Parma-Inform" LLC	Communication services	50%	-
"IK Svyaz" CJSC	Consulting services	100%	-
"Novgorod Deitacom" LLC	Communication services	52%	-

(in thousand roubles)

8. Consolidated Subsidiaries (continued)

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same fiscal year as the Company.

In 2004 in accordance with the decisions of the Company's Board of Directors the Company sold its 60% ownership interest in "Vologodskaya Sotovaya Svyaz" CJSC for 3,148 in April 2004.

Financial investments in associate companies

As of December 31, 2004 and 2003 the Company's investments in associates included:

Name of the company	Area of activities	As of December 31, 2004 Per cent of voting shares	As of December 31, 2004 Balance value	As of December 31, 2003 Per cent of voting shares	As of December 31, 2003 Balance value
"WestBalt Telecom" LLC	Communication services	28%	**42 011**	28%	39 728
Insurance CJSC "Medexpress"	Insurance services	35%	**26 854**	35%	25 848
Northern Clearing Chamber CJSC	Payment and clearing systems	20%	**16 181**	20%	15 761
"Parma Telecom" CJSC	Construction and maintenance of call offices	34%	**34**	-	-
"Tele-Nord" OJSC	Cellular communication, standard NMT-450	-	-	25%	1 285
"Neva Cable" CJSC	Cable manufacture and sale	-	-	49%	394
"Kaliningrad Mobile Systems" OJSC	Cellular communication, standard NMT-450	-	-	34%	300
Other			**23**		23
Impairment of investments in associates			(57)		(717)
Total			85 046		82 622

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same fiscal year as the Company.

(in thousand roubles)

9. Financial Investments in Associates (continued)

In 2004 in accordance with the decisions of the Company's Board of Directors the Company sold its ownership interest in OJSC "Kaliningrad Mobile Systems", OJSC "Tele-Nord" and CJSC "Neva Cable" for 33,765.

Movement in investments in associates for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Investments in associates as of January 1	**82 622**	246 160
Acquisition of associates	**34**	-
hare in profit/ (loss), net of income tax	**3 710**	(25 275)
Sale of investments in associates	**(1 979)**	(138 263)
Impairment of investments in associates	**659**	-
Investments in associates as of December 31	**85 046**	82 622

Financial Investment

As of December 31, 2004 and 2003 financial investments comprised the following:

	2004	2003
Long-term investments held to maturity	**8 000**	8 000
Long-term investments available-for-sale	**648 990**	654 283
Total long-term investments	**656 990**	662 283
Short-term investments held to maturity	**7 366**	4 834
Total investments	**664 356**	667 117

As of December 31, 2004 and 2003 investments held to maturity included long-term deposit in the amount of 8,000.

As of December 31, 2004 and 2003 investments available-for-sale consisted of the following:

	2004		2003	
Name of the company	**Ownership interest**	**Fair value**	**Ownership interest**	**Fair value**
"Telecominvest" LLC	15 %	**615 336**	15%	615 336
Other long-term investments		**87 298**		89 152
Impairment in value of other investments		**(53 644)**		(50 205)
Total investments available for sale		**648 990**		**654 283**

Other long-term investments comprise minor investments of the Company in equity of a number of commercial entities incorporated in the Russian Federation.

(in thousand roubles)

Long-term advances distributed

As of December 31, 2004 and 2003 advances to equipment and software suppliers included:

	2004	2003
Settlements with suppliers for capital construction	**193 537**	13 314
Acquisition of equipment	**108 199**	104 262
Other advances distributed	**11 615**	12 433
Total	**313 351**	130 009

Stocks of goods and inventories

Inventories as of December 31, 2004 and 2003 included the following:

	2004	2003
Cable, materials, fuel and spare parts for telecommunications equipment	**134 758**	94 690
Finished goods and goods for resale	**12 272**	11 639
Instruments, work wear and other inventories	**176 161**	125 992
Reserve against stock depreciation	**(290)**	(2 341)
Total	**322 901**	229 980

As of December 31, 2004 no inventories have been pledged as security for borrowings.

Accounts receivable

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Settlements with subscribers for telecommunication services	**2 110 063**	1 775 037
Other accounts receivable in respect of principal business	**93 099**	47 519
Reserve for doubtful debts	**(1 029 883)**	(827 123)
Total	**1 173 279**	995 434

The Company identified settlements for communication services by the following major debtor groups:

	2004	2003
Private customers	**1 672 668**	1 349 573
Commercial organizations	**320 779**	288 607
Budgetary organizations	**116 616**	136 857
Total	**2 110 063**	1 775 037

The Company invoices its governmental and corporate customers on a monthly basis. For individual customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in roubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

(in thousand roubles)

13. Accounts Receivable (continued)

As of December 31, 2004 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain categories of subscribers amounted to 42% of total accounts receivable (in 2003 – 41%).

Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 will be effective starting from 2005, which changes rules on granting privileges to residential customers with respect to services rendered by telecommunication companies. Starting from January 2005 telecommunication customers with the right of privileges are obliged to pay for telecommunication services in full with the subsequent compensation of their expenses by budget funds at the various levels. The state budget does not provide for financing of the remaining debt of social security organizations to compensate expenses related to granting privileges to certain category of subscribers in the previous periods. However, in 2004 the Company through legal action recovered accounts receivable from the budgets of all levels of 101,363.

As of December 31, 2004 based on assessment of probability of judicial recovery, the total doubtful debts reserve was charged on all accounts receivable from social security bodies in the amount of 934,555.

The following summarizes the changes in the doubtful debt reserve:

	2004	2003
Balance as of January 1	**827 123**	738 260
Reserve for the year	**361 557**	329 406
Accounts receivable for principal business and other receivables write-off	**(158 797)**	(240 543)
Balance as of December 31	**1 029 883**	827 123

Other current assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
Value added tax recoverable	**953 640**	418 157
Deferred expenses	**160 909**	80 987
Prepaid income tax	**147 588**	9 355
Other receivables and current assets	**86 461**	31 379
Prepayments and advance payments	**70 987**	58 272
Settlements with personnel	**13 262**	10 336
Other prepaid taxes	**18 261**	11 802
Total	**1 451 108**	620 288

(in thousand roubles)

Cash and cash equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**252 993**	280 631
Short-term deposits with original maturities of three months or less	**396**	1 213
Other cash equivalents	–	594
Total	**253 389**	282 438

As of December 31, 2004, the Company had no restricted cash.

Significant Non-Cash Transactions

In 2004 the Company acquired OJSC "Lensvyaz" and OJSC "Svyaz" of Komi Republic by way of exchange of OJSC "NWT" shares to the acquired entities' shares. The fair value of shares issued was 2,682,834 (see Note 5).

In 2004 the Company purchased telecommunication equipment on finance lease terms in the amount of 144,980 (in 2003 – 607,524), on vendor financing terms in the amount of 307,808 (in 2003 – 170,552) and free of charge in the amount of 16,546 (in 2003 – 10,490).

In 2004 the Company purchased software product Amdocs Billing Suite for 597,372 and paid by promissory notes with maturity in 2005-2006.

Non-cash transactions have been excluded from consolidated cash flow report.

Shareholders' capital

All authorized and issued shares as presented in the table below, have been fully paid. All issued shares have a face value of 1 rouble each. 77.87 % of the share capital issued as of December 31, 2004 was attributable to common shares and 22.13 % attributable to preferred shares, class A. The difference between the total face value and total balance value represents the effects of inflation of prior years. Authorized, but not floated common and preferred shares totaled, respectively, 6,098 (in 2003 – 36,517) and 32,486 (in 2003 – 64,605).

17. Shareholders' capital (continued)

	Number of shares in circulation (thousand pcs.)		Number of own redeemed shares (thousand pcs.)	Authorized and issued capital (thousand roubles)		Own redeemed shares (thousand roubles)
	Preferred shares	Common shares		Preferred shares	Common shares	
as of December 31, 2002	**202 023**	**735 917**	**-**	**573 392**	**2 088 637**	**-**
Acquisition of own shares	-	-	(2 790)	-	-	(8 998)
as of December 31, 2003	**202 023**	**735 917**	**(2 790)**	**573 392**	**2 088 637**	**(8 998)**
Issued	48 347	145 128	-	48 347	145 128	-
Sale of own redeemed shares	-	-	655		-	2 286
Acquisition of own shares in the result of company merger (see Note 5)	-	-	(4 140)	-	-	(47 066)
Acquisition of own shares	-	-	(808)	-	-	(7 044)
as of December 31, 2004	**250 370**	**881 045**	**(7 083)**	**621 739**	**2 233 765**	**(60 822)**

The common shareholders are entitled to one vote per share. Class A preferred shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to reorganization and liquidation of the Company, and where changes and amendments to the Company's Articles of Association which restrict the rights of preferred shareholders are proposed. The preferred shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of net profit for the year reported according to the Russian accounting standards.

Annual amount of dividends on preferred class A shares may not be less than dividends on common shares. As such, the preferred shareholders share in earnings is in line with common shareholders and thus the preferred shares are considered participating shares for the purpose of the calculation of earnings per share. If the Company fails to pay dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

In September 2001 the Company signed a depositary agreement with JP Morgan Chase Bank regarding floatation of American Depositary Receipts (ADRs), Level 1. In accordance with the depositary agreement, each ADR represents 50 common shares of the Company. As of December 31, 2004, 825,255 ADRs represented 41,262,750 deposited common shares, which constituted 4.68% of total common shares issued.

Redeemed own shares represent common shares acquired by the Company or by its subsidiaries.

17. Shareholders' capital (continued)

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net profit as shown in the Company's Russian statutory unconsolidated financial statements. The Company had 1,326,987 and 837,478 of the net profit in 2004 and 2003, respectively.

The Company's shareholding structure as of December 31, 2004 (in thousands of shares) was as follows:

	Common shares	%	Preferred shares	%	Total
Svyazinvest	447 231	50.80%	-	-	447 231
Other legal entities	381 632	43.32%	146 464	58.5%	528 096
Individuals	48 828	5.50%	100 177	40.0%	149 005
Own redeemed shares	3 354	0.38%	3 729	1.5%	7 083
Total	**881 045**	**100 %**	**250 370**	**100%**	**1 131 415**

Minority share

Movement of minority interest for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Minority interest as of January 1	**22 153**	6 716
Minority interest in acquired subsidiaries (see Note 5)	**2 736**	-
Minority interest in net profit of subsidiaries	**3 824**	15 786
Minority interest in subsidiaries disposed	**(1 265)**	-
Dividends paid to minority shareholders of subsidiaries	-	(349)
Minority interest as of December 31	**27 448**	22 153

(in thousand roubles)

Debts in respect of credits and loans

Short-term borrowings

As of December 31, 2004 and 2003 short-term borrowings included:

	Interest rate	2004	2003
Bank loans (roubles)	9.5 – 15%	**113 411**	8 100
Suppliers credits (US Dollars)	8 – 10%	**17 785**	-
Interest payable on bank loans, rouble bonds, promissory notes and suppliers credits		**9 399**	250 521
Total short-term borrowings		**140 595**	258 621

Long-term borrowings

As of December 31, 2004 and 2003 long-term borrowings included:

	Interest rate	2004	2003
Bank loans:			
Bank loans (roubles)	9.7 – 13.5%	**2 962 900**	-
Bank loans (Euro)	3 – 8.5%	**194 753**	460 433
Total bank loans		**3 157 653**	460 433
Bonds (roubles)		**1 500 288**	1 010 685
Suppliers credits:			
Suppliers credits (roubles)	6.5 - 9%	**2 107**	-
Suppliers credits (US Dollars)	6.5 - 9%	**701 608**	438 028
Suppliers credits (Euro)	6.5 - 9%	**214 360**	297 960
Total Suppliers credits		**918 075**	735 988
Promissory notes:			
Promissory notes (Roubles)		**1 649**	1 543
Promissory notes (US Dollars)	6 – 8.5%	**28 000**	-
Promissory notes (Euro)		**24 688**	-
Total promissory notes		**54 337**	1 543
Borrowings from related parties (see Note 33)		**-**	31 549
Other borrowings			
Other loans (roubles)		**6 745**	-
Other loans (US Dollars)		**9 136**	-
Total other loans		**15 881**	
Less: current portion of long-term borrowings		**(2 465 835)**	(1 212 078)
Total long-term borrowings		**3 180 399**	1 028 120

(in thousand roubles)

19. Debts in respect of credits and loans (continued)

Long-term borrowings include interest of 7,637 as of December 31, 2004 (in 2003 – 869). As the interest is not due before 2006, it is classified as long-term.

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Repayment date	Bank loans	Bonds	Suppliers credits	Promissory notes	Other	Total
2005	392 242	1 500 288	556 659	15 300	996	2 465 485
2006	1 793 044	-	293 598	17 255	6 173	2 110 070
2007	126 582	-	46 992	13 988	-	187 562
2008	554 137	-	20 126	6 144	-	580 407
2009 onwards	291 648	-	700	1 650	8 712	302 710
Total present value of payments	**3 157 653**	**1 500 288**	**918 075**	**54 337**	**15 881**	**5 646 234**

<u>Bank loans</u>

In 2004 the Company obtained long-term loans from JSCB "Sberbank" of RF, CJSC "Raiffeisen Bank Austria", CJSC "Kommerzbank (Eurasia)", JSCB OJSC "Moskovsky Delovoy Mir", OJS "Ukhtabank" and OJSC JSCB "Rosbank". Long-term bank loans denominated in roubles were taken to finance current and investment activities of the Company. The loans are collaterized with fixed assets with the balance value of 5,938,741 (in 2003 – nil).

Vnesheconombank CJSC

Liability to "Vnesheconombank" CJSC as of December 31, 2004 of 194,753 was assumed in the acquisition of OJSC "Svyaz" of Komi Republic. The said liability was reported at amortized cost with an effective interest rate of 7% per annum. The borrowing is collaterized with fixed assets with the balance value of 97,563.

Over that period from September to November 2004 the Company fully repaid the principal debt and all overdue fixed-term interest and, under the contract terms, became eligible to write off penalties of 115,103 (see Note 26).

(in thousand roubles)

19. Debts in respect of credits and loans (continued)

Bank loans (continued)

Information on restrictions related to receiving credits and loans

Under the existing borrowing arrangements the Company has to comply with certain conditions, including maintenance of certain financial performance standards.

Under the credit agreement with CJSC "Kommerzbank (Eurasia)" the Company agrees to maintain the following financial performance standards (computed based on IFRS financial statements):
Interest bearing debt to Borrower's own capital ratio – maximum 1:2;
Net interest bearing debt to EBIDTA ratio – maximum 2:1;
EBITDA to net interest ratio – minimum 5:1;
Equity - minimum 300,000 thousand Euro.
The loan amount outstanding as of December 31, 2004 was 301,090.

Under the agreement with JSCB OJSC "Moskovsky Delovoy Mir", the Company undertakes to meet the following financial performance indicators (computed based on Russian accounting standards):
Current liquidity ratio – minimum 0.6;
Own capital – minimum 6,160 MIO roubles;
The share of own capital in the assets – minimum 0.5;
Receipts from sales – minimum 950 MIO roubles/quarter;
Net profit – minimum 50 MIO roubles/quarter.

The debt to JSCB OJSC "Moskovsky Delovoy Mir" of 700,000 was fully repaid in 2005.

In addition to obligations related to financial performance standards compliance, the Company is liable under agreements whereby banks may demand early repayment in the following instances:

Credit agreement with CJSC "Kommerzbank (Eurasia)":
Change of ownership of over 50% shares in the Company

(in thousand roubles)

19. Debts in respect of credits and loans (continued)

Information on restrictions related to receiving credits and loans (continued)

Credit agreement with CJSC "Raiffeisen Bank Austria":
Court judgment against the Company for an amount exceeding 50,000;
Overdue liability to third parties exceeding 50,000;
Evidence of bankruptcy;
Liquidation or reorganization of the Company;
Undisputable write off or seizure of property totaling over USD 50 thousand;
Disposal, pledge of property in excess of 5 billion roubles.
The loan amount outstanding as of December 31, 2004 was 500,424.

Credit agreement with JSCB "Sberbank" of RF (as of December 31, 2004 the loan amount was 1,411,066):
Legal actions or property claims against the Company for amounts over USD 5.17 million.

Credit agreements with CJSC "Vnesheconombank":
Company's reorganization, one month delay in payment under the agreement.

Bonds

The movement of bonds payable for the years ended December 31, 2004 and 2003 is presented below:

Bonds payable as of January 1, 2003	**300 000**
2nd bonded loan issue	1 500 000
Organization and floatation costs	(44 342)
Repurchase of the 2nd bonded loan	(750 000)
Amortization of organization and floatation costs	5 027
Bonds payable as of December 31, 2003	**1 010 685**
Repayment of the 1st bonded loan	(300 000)
Floatation of repurchased 2nd bonded loan with premium of 39,395	789 395
Amortization of premium	(16 729)
Amortization of organization and floatation costs	16 937
Bonds payable as of December 31, 2004	**1 500 288**

In July 2003 the Company registered the 2nd bond issue of 1,500,000 coupon bonds with face value of 1,000 roubles each and effected floatation on October 8, 2003. The bonds mature in 3 years and bear a variable interest of 14.2% for the first year of bonds outstanding and 13.2% for the second year of bonds outstanding payable quarterly. The Board of Directors will establish the interest rate for the third year of bonds outstanding by October 2005. Under the terms of the issuance, the Bond Holders may exercise an early redemption in October 2005.

(in thousand roubles)

19. Debts in respect of credits and loans (continued)

Supplier's credits

Long-term supplier's credits outstanding as of December 31, 2004 were as follows:

Supplier	Currency	Repayment date	Contractual interest rate	Amount outstanding
IBM East Europe/Asia	USD	2006	Discount	598 818
Siemens	EUR	2007-2008	0%, EURIBOR+2.5%,7.5%	182 041
Elsis Kaliningrad	USD	2005	8.42%	18 284
Lucent Technologies	EUR	2006	6.6%-9%	32 811
Verisel-Telecom	USD	2006	0%	25 625
Iskratel	USD	2005-2006	0%,6%,6.5%	24 275
FGUP LONIIS	USD	2006	0%	5 499
Inlain Technologies	USD	2006	LIBOR+4%	19 750
Kvant-Intercom	USD,RUR	2005, 2011	0%,9%	2 935
Dialog Seti	USD	2005	0%	6 551
Other	USD,RUR	2005-2006	0%	1 486
Total				**918 075**

The Liability to LLC "IBM East Europe/Asia" is represented by promissory notes issued by the Company in 2004 as security for the Amdocs Billing Suite software delivery. As of December 31, 2004 unamortized discount on the notes payable was 26,898.

Liabilities under interest-free credits from suppliers as of December 31, 2004 were initially recorded at fair value with discount rates ranging from 7% to 8.2%. Subsequently these liabilities are carried at amortized cost.

Finance lease obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		**2003**	
	Minimum lease payments	**Capitalized value of payments**	**Minimum lease payments**	**Capitalized value of payments**
Current portion	**341 208**	**205 206**	370 954	235 169
2 to 5 years	**647 865**	**485 426**	737 814	494 729
Over 5 years	**-**	**-**	629	-
Total minimum lease payments	**989 073**	**-**	1 109 397	-
Less amounts representing finance charges	**(298 441)**	**-**	(379 499)	-
Capitalized value of minimum lease payments	**690 632**	**690 632**	729 898	729 898

(in thousand roubles)

20. Finance lease obligations (continued)

In 2004 and 2003 the Company's primary lessors were OJSC "RTC-Leasing and OJSC "Leasing-Telecom". Effective interest rate on leasing liabilities in 2004 ranged from 21% to 45% per annum (in 2003 - from 26% to 49%, respectively).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and leases the equipment. The Company's obligations under capital leases to OJSC "RTC-Leasing" as of December 31, 2004 comprised 842,846 (in 2003 - 995,748) including 578,635 of principal amount (in 2003 - 642,419) and 264,211 of interest payable (in 2003 - 353,329).

Pursuant to agreements concluded with OJSC "RTC-Leasing", the lessor is entitled to adjust the lease payment schedule in the event of change of certain macroeconomic conditions, in particular, change in the refinancing rate of the Central Bank of the Russian Federation.

OJSC "Leasing-Telecom" mostly purchases vehicles from domestic and foreign suppliers and leases the vehicles. The Company's obligations to OJSC "Leasing-Telecom" under the contracts as of December 31, 2004 were 106,076 (in 2003 – 50,926), including 79,544 (in 2003 – 37,878) of principal amount and 26,533 (in 2003 – 13,048) of interest.

As of December 31, 2004 and 2003 financial lease obligations denominated in foreign currencies, mainly US Dollar and Euro amounted to 29,322 and 55,058 respectively.

Accounts Payable, Accrued Liabilities and Advances Received

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	2003
Salaries and wages	**744 359**	341 291
Settlements with suppliers and contractors for equipment and capital construction	**676 454**	373 466
Advances received from subscribers	**351 472**	256 533
Accounts payable in respect of principal business	**238 576**	209 161
Other accounts payable	**48 622**	17 848
Total	**2 059 483**	1 198 299

As of December 31, 2004 and 2003 the amounts of accounts payable to suppliers and contractors of 53,868 and 63,239, respectively, are denominated in foreign currencies, mainly Euro and US Dollars.

Other accounts payable include accounts payable to Non–Profit Partnership (see Note 33), settlements in respect of property voluntary insurance and trade union contributions.

(in thousand roubles)

Debt in respect of taxes

As of December 31, 2004 and 2003, the Company had the following short-term liabilities in respect of taxes payment:

	2004	2003
Value added tax	**496 015**	424 858
Profit tax	**155 122**	(6 059)
Single social tax	**199 154**	124 866
Property tax	**85 930**	42 855
Individual income tax	**23 698**	17 998
Sales tax	**-**	27 237
Other taxes	**4 894**	14 325
Total	**964 813**	646 080

Payment of value added tax of 352,060 (in 2003 -- 278,508) is conditional upon collection of pays from customers or write-off of the respective accounts receivable.

Pension Plans and Remuneration to Employees

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which cover most of its employees. In this respect, the Company has applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial profits and losses at the date of transition, even if the corridor approach is used for later actuarial profits and losses.

Defined benefit pension plans

The most employees are covered by defined benefit pension plans. The defined benefit pension plans provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each regional branch of the Company. According to the formula the benefits depend on the number of parameters, including the relative pay of participants and their past service in the Company at retirement. The benefits are not vesting and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund NPF "Telecom-Soyuz", which is a related party to the Company (see Note 33), maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature.

Additionally, the Company provides financial support, of a defined benefit nature, to its old age and disabled pensioners.

The latest independent actuarial valuation of the Company's pension and other post-employment and post-retirement benefits was performed in June 2005.

(in thousand roubles)

23. Pension Plans and Remuneration to Employees (continued)

As of December 31, 2004 there were approximately 34,700 employees eligible to post-employment and post-retirement program of the Company, of which all were active participants to the defined benefit pension plan (as of December 31, 2003 – approximately 28,000).

As of December 31, 2004 and 2003 Company's net liabilities on defined benefit pension plans comprised the following:

	2004	2003
Capitalized value of defined benefit obligation	**1 383 528**	1 647 759
Fair value of plan assets	**(66 960)**	(274 598)
Present value of unfunded obligations	**1 316 568**	1 373 161
Unrecognized actuarial profit/ (loss)	**217 128**	(60 252)
Unrecognized past service cost	**(391 733)**	(480 132)
Net pension liability in the balance sheet	**1 141 963**	832 777

As of December 31, 2004 and 2003 management estimated employees' average remaining working life at 12 years.

The net expense for the defined benefit pension plans recognized in 2004 and 2003 is as follows:

	2004	2003
Service cost	**122 000**	80 000
Interest cost	**162 812**	110 782
Expected return on plan assets	**(30 036)**	(21 215)
Amortization of past service cost – non-guaranteed potion	**52 619**	29 452
The effect of curtailment or settlement	**26 459**	-
Net expense for the defined benefit pension plan	**333 854**	199 019

The amount of net expense for defined benefit pension plans is included in the consolidated Profit and Loss Report line "Wages, other compensations and deductions for social security".

Movements in the net liability for defined benefit pension plans in 2004 and 2003 were as follows:

	2004	2003
Net pension liability as of January 1	**832 777**	710 472
Net expense for defined benefit pension plans	**333 854**	199 019
Pension obligations arisen as a result of company merger	**110 771**	-
Contributions	**(135 439)**	(76 714)
Net pension liability as of December 31	**1 141 963**	832 777

(in thousand roubles)

23. Pension Plans and Remuneration to Employees (continued)

As of December 31, 2004 and 2003 actuarial assumptions of defined benefit pension plans were as follows:

	2004	2003
Discount rate	9.18%	9.18%
Expected return on plan assets	9.33%	9.26%
Future salary increases	9.18%	9.18%
Relative pay increase (career progression)	1%	1%
Rate used for calculation of annuity value	6%	6%
Staff turnover	5%	5%
Mortality tables (source of information)	Russia 1998	Russia 1998

Movements in the net assets of defined benefit pension plans during 2004 and 2003 were as follows:

	2004	2003
Fair value of plan assets as of January 1	**274 598**	204 058
Actual return on plan assets	**6 073**	32 502
Employer contributions	**135 439**	76 714
Plan assets acquired as a result of business combination	**41 332**	-
Benefits paid	**(390 482)**	(38 676)
Fair value of plan assets as of December 31	**66 960**	274 598

Actual return on plan assets for 2004 was 13%.

As of December 31, 2004 and 2003 the plan assets did not include any financial instruments issued by the Company.

Operating income

By income types	2004	2003
Income from local telephone connections	**5 582 458**	4 265 202
Long distance telephone connections	**4 184 802**	3 257 236
International telephone connections	**1 368 668**	1 452 379
Services for national operators	**809 428**	841 997
Other communication services	**785 350**	561 980
New services	**681 103**	437 251
Installation and connection fees	**630 953**	595 214
Radio and TV broadcasting	**231 463**	174 616
Data transfer and telematic services	**197 976**	159 544
Lease of telephone channels	**110 860**	90 966
Documentary telecommunication	**58 136**	60 413
Other services	**766 203**	484 524
Total	**15 407 400**	12 381 322

(in thousand roubles)

24. Operating income (continued)

The Company identifies sales by the following major customer groups:

By customer groups	2004	2003
Private customers	**8 032 289**	6 263 468
Commercial organizations	**5 258 248**	4 514 448
Budgetary organizations	**1 112 094**	869 475
Budget - tariff compensation	**1 004 769**	733 931
Total	**15 407 400**	12 381 322

General Economic and Administration Expenses

	2004	2003
Expenses for security and fire protection services	**184 682**	127 183
Rent of premises	**140 181**	128 518
Insurance	**131 936**	98 448
Transportation services	**106 307**	88 598
Professional advisors services	**102 356**	111 087
Expenses for advertising	**60 623**	58 022
Business travel expenses and representation costs	**51 532**	43 362
Post services	**49 233**	13 470
Telecommunication regulatory fees	**44 462**	36 050
Payments to trade unions, cultural events expenses	**38 047**	20 906
Total	**909 359**	725 644

Other operating expenses, net

	2004	2003
Payments to Non-Profit Partnership (see Note 33)	**128 042**	102 207
Prime cost of goods sold	**90 022**	72 249
Banks service fees	**88 587**	77 922
Current assets written-off	**60 600**	63 431
Agency fees	**55 836**	78 483
Charitable and sponsor contributions	**33 317**	21 305
Civil defense	**32 786**	12 863
Training expenses	**30 407**	42 354
Profit from writing-off interest on loans from CJSC "Vnesheconombank" (see Note 19)	**(115 103)**	-
Penalty	**(19 084)**	(8 899)
Profit from writing off accounts payable with limitation period expired	**(4 547)**	(14 695)
Other expenses, net	**79 542**	258 493
Total	**460 405**	705 713

(in thousand roubles)

Interest expense, net

	2004	2003
Interest income	**(12 954)**	(24 044)
Interest expenses	**320 895**	233 680
Interest expense accrued under financial lease agreements	**136 784**	69 793
Less: capitalized interest (see Note 6 and 7)	**(118 928)**	(12 225)
Total	**325 797**	267 204

Profit tax

The income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	**680 751**	460 671
Deferred income tax benefit	**(140 231)**	(200 657)
Total income tax expense	**540 520**	260 014

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit before taxes and minority interest	**1 249 662**	554 181
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**299 919**	133 003
Increase (decrease) resulting from the effect of:		
Non-taxable income	**(43 113)**	-
Expenses not deductible for tax purposes	**277 798**	194 093
Other adjustments	**5 916**	(67 082)
Total income tax charge for the year at the effective rate of 37 % (in 2003 – 38%)	**540 520**	260 014

(in thousand roubles)

28. Income Tax (continued)

The composition of deferred tax assets and liabilities as of December 31, 2004 and 2003 and their movement in 2004 was as follows:

	As of December 31, 2004	As of December 31, 2003
Tax effect of deferred tax assets:		
Accounts payable and charged liabilities	**176 702**	93 305
Accounts receivable	**103 809**	33 614
Other items	**2 437**	20 537
Deferred tax asset, total	**282 948**	147 456
Tax effect of deferred tax liabilities:		
Fixed assets	**(1 305 587)**	(1 132 858)
Investments in associates and other financial investments	**(137 570)**	(154 858)
Finance leases	**(955)**	(53 763)
Other items	**(10 462)**	(4 503)
Deferred tax liability, total	**(1 454 574)**	(1 345 982)
Total net deferred income tax liability (asset)	**(1 171 626)**	(1 198 526)

The movement in net deferred tax asset (liability) for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Deferred tax liability as of January 1	**(1 198 526)**	(1 399 183)
Deferred tax income	**140 231**	200 657
Deferred tax related to company merger (see Note 5)	**(111 916)**	-
Deferred tax related to subsidiary disposal (see Note 8)	**(1 415)**	-
Deferred tax liability as of December 31	**(1 171 626)**	(1 198 526)

The Company's current structure is such that tax losses and current profits tax overpayments of one company may not be offset against current taxes payable and taxable profit of others, accordingly, taxes may have to be accrued even if the company shows a net consolidated tax loss. Accordingly, deferred tax assets of one company are not offsetable against deferred tax liabilities of another company.

Profit per Share

Profit per share is calculated by dividing the net income attributable to participating shareholders by the weighted average number of common and preferred shares in issue during the period, excluding the average number of common shares purchased by the Company and held as own shares (see Note 17).

	2004	2003
Weighted average number of issued preferred shares (thousand)	**214 076**	202 023
Weighted average number of issued common shares (thousand)	**772 100**	735 917
Adjusted for weighted average number of own redeemed shares (thousand)	**(3 894)**	(2 789)
Weighted average number of issued common and preferred shares (thousand)	**982 282**	935 151
Net income	**705 318**	278 730
Profit per share (basic/diluted)	**0.72**	0.30

There are no dilutive instruments, therefore basic profit per share equals to diluted profit per share.

Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Profit available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

Dividends declared and approved during the year:

	2004	2003
Dividends on common shares - 0.083 roubles per share (for 2003 – 0.064 roubles per share)	**61 081**	47 121
Dividends on preferred shares - 0.36 roubles per share (for 2003 – 0.14 roubles per share)	**72 122**	28 283
Total	**133 203**	75 404

Dividends declared but not approved by the annual shareholders' meeting subsequent to year end:

Dividends on common shares - 0.25 roubles per share	218 532
Dividends on preferred shares - 0.47 roubles per share	117 423
Total	**335 955**

Contingent Liabilities and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in fixed assets. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. The interpretation of this law by the Company management as applied to Company's operations and activities can be disputed by respective regional or federal authorities. The recent events that have taken place in the Russian Federation show that tax authorities may take a tougher stand in interpreting the legislation and checking tax settlements. As a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It does not seem possible to determine the amounts of claims for possible risks that, however, have not been presented, or to evaluate the probability of an adverse outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review.

In February 2005 tax authorities raised a significant claim against OJSC "Dalsvyaz", a company of Svyazinvest Group, as a result of tax examination of the company's operations for the years 2001- 2002.

The Company does not expect similar claims since OJSC "Dalsvyaz" disagreed with the claim raised by the tax authorities, brought the case before the court to contest the claim, and estimated the probability of successfully defending the claim as high. Additionally, tax authorities carried out examination in other companies of the Svyazinvest Group for the same periods, which resulted in no significant claims.

As of December 31, 2004, management believes that its interpretation of the relevant legislation is appropriate and that it is most likely that the Company's tax, currency and customs positions will be sustained. However, it is possible that in certain instances of interpreting the legislation requirements and assessing the relevant tax liabilities management of the Company may have assumed the position, which could subsequently be challenged by the government fiscal authorities as one lacking sustainable basis. The Company intends to defend its position on those issues. As of December 31, 2004, the financial statements do not contain adjustments which may become necessary due to these uncertainties and positions assumed by the Company.

31. Contingent liabilities and Operating Risks (continued)

Insurance

During 2004, the Company did not maintain insurance coverage on a significant part of its fixed assets, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding and Determination of Consequences

The Russian legal system is characterized by: (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

The Company's Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. In the foreseeable future economic instability in the country may affect the Company's operations. The financial statements do not include any adjustment that may result from these uncertainties.

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Government of the Russian Federation. The validity periods of the basic operating licenses and additional licenses expire in the period from 2005 till 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

It is also known that the Government of the Russian Federation plans to strengthen competition in telecommunication, for the reason of which it may issue additional licenses for local and international services to other operators. At the present time it is impossible to predict consequences, if any, of such changes on the Company's financial and economic activity.

(in thousand roubles)

Commitments

Commitments in the field of capital investments

As of December 31, 2004 and 2003 the Company has commitments of 252,312 and 65,746 respectively, for capital investments into modernization and expansion of its network.

As of December 31, 2004 and 2003 the Company has commitments of 66,353 and 12,102 respectively, for the purchase of fixed assets.

Guarantees issued

The Company stands as payment guarantor of third parties' liabilities totaling to 754,438 (in 2003 – 848,879). Company's management does not anticipate any material liabilities to arise in connection with the guarantees.

Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not. Transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding as of December 31, 2004 are detailed below.

Sale of products and services
During the reporting period the Company rendered services and sold its goods to the following related parties:

Name	Nature of relations	Type of sales	Price determinatioı method	2004	2003
OJSC Rostelecom	Svyazinvest Group Company	Communication services, income from incoming international traffic to the operator's network	Regulated tariff	**675 704**	238 003
OJSC "Telecominvest" and associates		Communication services, nonresidential property lease and sale	Normal commercial terms	**571,534**	594 625
CJSC WestBalt Telecom	Associate company	Communication services	Normal commercial terms	**11 080**	6 691
Insurance CJSC Medexpress	Associate company	Communication services, cellular communication services	Normal commercial terms	**902**	5 254
Other				**1 033**	803
Total				**1 260 253**	845 376

(in thousand roubles)

33. Settlements and Transactions with Related Parties (continued)

Purchases

During the reporting period the following related parties rendered services to the Company:

Name	Nature of relations	Types of purchases	Price determination method	2004	2003
OJSC Rostelecom	Svyazinvest Group Company	Communication services	Regulated tariff	**2 420 086**	1 838 143
OJSC "Telecominvest" and associates		Lease services	Normal commercial terms	**256 008**	194 176
Non-Profit Partnership	Svyazinvest Group Company	Financing for projects undertaken on behalf of the Company	Normal commercial terms	**128 042**	102 207
Insurance CJSC Medexpress	Associate company	Insurance services	Normal commercial terms	**104 025**	28 361
OJSC Giprosvyaz	Svyazinvest Group Company	Design documentation for capital construction projects	Normal commercial terms	**2 769**	5 906
Other				**17 312**	11 253
Total				**2 928 242**	2 180 046

Settlements with related parties

As of December 31, 2004 and 2003 balances with related parties comprise the following:

Accounts receivable

Name	Nature of relations	Kind of indebtedness	2004	2003
OJSC "Telecominvest" and associates		Communication services, nonresidential property lease and sale	**59 961**	48 438
Other			**207**	10 607
Total			**60 168**	59 045

(in thousand roubles)

33. Settlements and Transactions with Related Parties (continued)

Accounts Payable

Name	Nature of relations	Kind of indebtedness	2004	2003
OJSC Rostelecom	Svyazinvest Group Company	Channel lease services, international traffic services and other communication services	**159 245**	145 290
OJSC "Telecominvest" and associates			**96 666**	54 604
Insurance CJSC Medexpress	Associate company	Insurance services	**3 763**	1 061
Other			**347**	832
Total			**260 021**	201 787

OJSC Svyazinvest

The Company's parent entity – Svyazinvest - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of Svyazinvest to the private investors.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

As of December 31, 2003 the Company had an outstanding liability due to Svyazinvest of 28,585 under a loan agreement. The loan was fully repaid in 2004.

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions with government organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

(in thousand roubles)

33. Settlements and Transactions with Related Parties (continued)

Transactions with government organizations (continued)

Government subscribers accounted for approximately 5% of trade accounts receivable as of December 31, 2004 (in 2003 – 8%). Amounts outstanding from government subscribers as of December 31, 2004, amounted to 121,868 (in 2003 – 136,857).

Associate companies

The Company also provided services to other associates not disclosed in the tables above, including connection to public network, and rent of space for equipment and offices. The total effect of these transactions on the Company's financial position is insignificant.

Non-Profit Partnership Centre for Research of Telecommunication Development Problems

Non-Profit Partnership "Centre for Research of Telecommunication Development Problems" (hereinafter "the Partnership") is an affiliated entity of Svyazinvest company. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiaries and associates of Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 128,042 (in 2003 –102,207).

NPF "Telecom-Soyuz"

The Company has a number of pension agreements with NPF "Telecom-Soyuz" (Note 23) which is Svyazinvest Group Company. Payments to this pension fund in 2004 amounted to 122,624 (in 2003– 66,107). For 2005 the payments are established at 159,983.

Compensation to key management personnel

Key management personnel comprise members of Management Board and Board of Directors of the Company, totaling 22 and 21 persons as of December 31, 2004 and 2003, respectively. Total compensation to key management personnel included in the statement of operations line "Wages, salaries, other benefits and payroll taxes" amounted to 60,979 and 34,891 for the years ended 31 December 2004 and 2003, respectively.

Compensation to key management personnel consists of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

Financial Instruments

Fair value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

(in thousand roubles)

34. Financial Instruments (continued)

Fair value (continued)

Carrying value of monetary assets and liabilities approximate their fair value. Balance sheet items denominated in foreign currency have been translated into roubles using the corresponding exchange rate as of the reporting date.

Carrying value of cash and cash equivalents approximate their fair value due to their short-term character and minimal credit risks.

Credit risk

Credit risk is the risk that counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which potentially subject Company entities to credit risk, consist principally of accounts receivable of buyers and customers. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. Part of accounts receivable is represented by state and other non-profit organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places spare cash on deposits in the number of Russian commercial financial institutions. Insurance of bank deposits is not provided to financial institutions operating in Russia. To manage credit risk the Company places spare cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Currency risk

Currency risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2003 to December 31, 2004 exchange rate of the Russian Rouble to US Dollar increased by approximately 13% and exchange rate of the Russian rouble to Euro decreased by approximately 14%. Taking into account instability of economic situation in Russia, there is a probability of significant fall in exchange rate of the Russian rouble in the future. Possible fall in the exchange rate of the Russian rouble will lead to increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including for refinancing of existing debt.

(in thousand roubles)

34. Financial Instruments (continued)

Interest rate risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2003:	less than 1 year	1 – 5 years	More than 5 years	Total
Fixed rate				
Short-term liabilities	43 584	-	-	43 584
Long-term liabilities	445 306	880 688	8 836	1 334 830
Finance lease obligations	57 808	29 671	-	87 479
Floating rate				
Long-term liabilities	766 772	138 596	-	905 368
Short-term liabilities	215 037	-	-	215 037
Finance lease obligations	177 361	465 058	-	642 419

As of December 31, 2004:	less than 1 year	1 – 5 years	More than 5 years	Total
Fixed rate				
Short-term liabilities	140 595	-	-	140 595
Long-term liabilities	2 427 991	3 027 435	108 644	5 564 070
Finance lease obligations	50 389	61 608	-	111 997
Floating rate				
Long-term liabilities	49 301	32 863	-	82 164
Finance lease obligations	154 817	423 818	-	578 635

Interest on financial instruments classified as floating rate is revised at intervals less than one year. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The table above is reflective of the present value of interest-free liability under supplier credits, long term promissory notes issued and loans obtained from related parties classified as fixed rate liabilities totaling 696,970 as of December 31, 2004. Interest is charged based on average weighted annual interest rate inclusive of all interest-bearing loans received by the Company in the respective period and denominated in the respective currency.

Interest risk under long-term debts is generally related to floating rate debts denominated mostly in US Dollars and Euro. The floating rate payable is generally determined based on the London Interbank Offered Rate (LIBOR) and European Interbank Offered Rate (EURIBOR).

Lease contracts with OJSC "RTK-Leasing" include clause on possible change in lease payments as agreed between the parties during the contract validity term. Since this leads to changes in lease interest rate, financial lease liabilities to OJSC "RTK-Leasing" were classified as floating rate debts.

The Company does not use such financial instruments as interest swap or forward rate agreements to hedge its interest risks.

The Company has no significant interest-bearing assets.

(in thousand roubles)

Subsequent Events

Bond issue

On March 3, 2005 the Company issued 3,000,000 interest-bearing bonds with face value of 1,000 roubles each. The bonds mature in 6 years and bear interest of 9.25% per annum for the first three years. The interest is payable quarterly. The interest for the second three years is to be determined by the Board of Directors and communicated to stakeholders not later than February 18, 2008. Under the terms of the issuance, the Bond Holders may exercise an early redemption in March 2008.

Company's merger and acquisition of minority interest

Pursuant to the Board of Directors' decision of January 21, 2005 the Company purchased 100% of the equity in LLC "Novgorod Datacom" and the remaining 48% share in LLC "Novgorod Deitacom" (Note 8) for 63,429 and 4,527, respectively in March 2005.

Planned changes in telecommunication industry

In 2005, within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OJSC "Rostelecom". These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide on a compensatory basis an access to domestic and international long-distance communication services of OJSC "Rostelecom", keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OJSC "Rostelecom".

Under the interconnection agreement, the Company will provide to OJSC "Rostelecom" traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

New tariffs for telecommunication services

There were not any changes in tariffs for telecommunication services in 2005.

Single social tax

The Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation. It stipulates reduction of unified social tax rate effective January 1, 2005.

Reduction of the unified social tax rate from 35.6% to 26% will lead to decrease in the amount of unified social tax, decrease in operating expenses, and increase in net profit of the Company.

The Company's management is not able to estimate the effect of the change in the unified social tax rate effective January 1, 2005 on its net profit for 2005.

APPENDIX 3. PROVISIONS ON ACCOUNTING POLICY IN THE BOOK-KEEPING OF OJSC NWT FOR THE YEAR 2005

CONTENTS

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the laws of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the accounting methods selected by it, grounded and disclosed for various users – primary observation, cost measurement, current grouping and summary generalization of the operation facts – aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active Provisions on accounting.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:

- *observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality, continuity of activities and constancy;*
- *observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;*
- *reliability of reports prepared by the Company – accounting reports, tax reports, and statistical reports;*
- *unity of the methods used in organizing and keeping accounts in the Company on the whole and in its branches and structural units;*
- *efficacy and flexibility of the accounting system's response to changes in the conditions of financial and economic operations, including changes in legislative and standard acts;*

Along with the general obligatory requirements and rules, these Provisions take into account some peculiarities of the Company:

- *availability of bylaws regulating accounting process from the viewpoint of the specific character of the industry;*
- *availability of many structural units, which, in a number of cases, are situated far from the Company's General Directorate's location;*

The Provisions consistently describe the accounting methods that were adopted when the accounting policy was being prepared and which essentially influence the estimation and the taking of decisions by interested users of accounts and reports and without the knowledge of using which it is impossible to estimate the financial standing, cash flow or financial results of the Company's business.

All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

- *Management of the Company;*
- *managers of branches and structural units in charge of organization and status of accounting in the units headed by them;*
- *workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;*
- *workers of all services and units in charge of timely submission of source documents to the accountants' office;*
- *workers of the accountants' service in charge of timely and quality performance of all accounting operations and making up of reliable reports of all kinds;*
- *other employees.*

The accounting policy has been prepared for the year 2005 and is not subject to changes, except for the following cases:

changes in the legislation of the Russian Federation or standard acts on accounting;

development of new accounting methods;

essential changes in the operation conditions as a result of re-organization, change of owners, or change of the areas of business, etc.

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for the organization of accounting and observance of legislation in performance of economic operations shall rest with the General Manager of the Company. Responsibility for observing the methodology shall rest with the Chief accountant of the Company.

In the course of accounting the Company also uses methodological instructions in the accounting areas developed by OJSC "Svyazinvest'.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General data on the Company

The Open Joint-Stock Company North-West Telecom was founded by the City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation by the decision dated 10th February 1993 through re-organization of the state communication and informatization enterprise Leningrad City Telephone Network awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation dated 1st July 1992 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Joint-Stock Companies", and the resolution of the Government of the Russian Federation dated 28th December 1992 No. 1003 "On Privatization of Communication Enterprises".

The City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation – is the founder of OJSC North-West Telecom. Property of OJSC North-West Telecom is owned by the Company.

On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 03 April 2000, the Company was reorganized by affiliating the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OJSC "SPb LDIT") and St. Petersburg Telegraph Open Joint Stock Company" (OJSC "SPT").

On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 28 November 2001 the Company was reorganized by affiliating Arkhangelsk Oblast Artelecom Open Joint Stock Company (OJSC "Artelecom"), Vologda Oblast Elektrosvyaz Open Joint Stock Company (OJSC Vologda Oblast Elektrosvyaz), Kaliningrad Oblast Elektrosvyaz Open Joint Stock Company (OJSC "Kaliningrad Oblast Elektrosvyaz"), Republic of Karelia Elektrosvyaz Open Joint Stock Company (OJSC Republic of Karelia Elektrosvyaz), MurmanElektrosvyaz Open Joint Stock Company (OJSC "MurmanElektrosvyaz"), Novgorodtelecom Open Joint Stock Company (OJSC "Novgorodtelecom"), Pskov Oblast Elektrosvyaz Open Joint Stock Company (OJSC "PskovElektrosvyaz"), and CherepovetsElektrosvyaz Open Joint Stock Company (OJSC " CherepovetsElektrosvyaz ").

The Company is the legal successor of all the rights and obligations of the OJSC "SPb LDIT", OJSC "SPT", OJSC "Artelecom", OJSC "Elektrosvyaz of Vologda Oblast", OJSC "Elektrosvyaz of Kaliningrad Oblast", OJSC "Elektrosvyaz of the Republic of Karelia", OJSC "MurmanElektrosvyaz", OJSC "Novgorodtelecom", OJSC "PskovElektrosvyaz", OJSC "ChrepovetsElektrosvyaz" under all the liabilities in respect of all their creditors and debtors.

On the basis of the decision of the Board of Directors of OJSC NWT dated June 11, 2004 (Minutes No. 19-04) the Lensvyaz Branch and the Svyaz of Komi Republic Branch were additionally established within the Company. By the decision of the Board of Directors dated 08.12.2003 (Minutes 30-03) the Cherepovetselectrosvyaz branch was withdrawn from the Company.
The Company is the legal successor of the rights and obligations of OJSC Lensvyaz and OJSC Svyaz of Komi Republic.

According to the Articles of Association, the main goal of the Company is to gain profit.

The Company's Articles of Association provide for the following fields of activities:
The basic areas of the Company's business are:
local and intra-zone telephone communication services;
provision of long-distance and international telephone communication services via payphones and call offices;
cellular mobile communication services in the 450 MHz band;
mobile radiotelephone communication services (trunking);
mobile radio communication services of ALTAY type;
personal radio paging services;
personal radio paging services with VHF/FM channel multiplexing;
services of leasing of data channels, TV program and audio broadcasting channels, local intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission;
telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);
data transmission services;

telephone communication services using technical facilities of an intelligent communication network;
telegraph communication services (including the "Telegram" service and the AT/Telex network services);
cable network telecasting;
services of wired radio;
TV broadcasting services using transmitting facilities;
broadcasting services using transmitting facilities;
local telephone communication services using radio access equipment;
carrying out work related to the use of data considered a state secret;
measures and/or services in the field of state secrets protection;
measures and/or services in the field of state secrets protection related to cryptographic device functioning;
measures and/or services in the field of state secrets protection related to engineering protection of information;
design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;
expert assessment of front-end and design documents;
building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);
general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;
installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;
functions of general contractor and principal/developer; process and construction engineering;
construction, major repair, rebuilding, expansion, and updating of communication facilities;
construction, major repair, rebuilding, expansion, and updating of civil buildings;
geodetic survey and mapping;
maintenance, repair, and sale of metering and cash register machines;
maintenance, repair, and sale of communication facilities;
installation, repair, and maintenance of security alarms;
recovery of networks and communication facilities after failures and damage;
priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;
actions to provide communication services in emergency situations;
implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;
leasing out property;
gas facilities operation;
organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;
testing, in particular for certification purposes. Metrology services:
design, development, and implementation of advanced technologies;
production and sales of components and spare parts for various systems, mechanisms and devices;
design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;
production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;
procurement, processing and sale of wood, production of joinery and furniture;
design and development of software and dataware for automated systems of various applications;
production, processing, and sale of animal and vegetal products;
production and sale of consumer goods;
purchasing and intermediary trade business;
participation in establishment of stock, commodity, and other exchanges, and trading houses;
professional training and education of employees in and outside the RF;
creating a network of company shops in RF and abroad.
providing services in the field of:
management of leisure, hotel, and medical services;
cargo and passenger carriages by motor road, railway, by water and by other modes of transport;
consulting, marketing and engineering;
information business in compliance with active laws;
production of advertising facilities; advertising services;
sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;
organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;
organization of cultural exchanges without currency payments.
Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

The Company has three management levels:
General Directorate of the Company;
branches;
structural units.

1.2. Principles of Accounting Services Organization

The term "accounting service" defines a complex of structural units and officials performing the operations of collecting, processing and analyzing source information and making up reports on its basis for various groups of users.

At each level of management, the accounting service ensures collection and processing of information for the purpose of providing data to users for working out, grounding and taking decisions at their level of management and for providing the superior management bodies with information required for working out, grounding and taking decisions at a higher level of management.

Accounting practice and control shall be the responsibility of the accountants' service of the Company, headed by the Chief Accountant. The accounting service of the Company includes accountants' offices of units directly headed by the Chief Accountants of such units. The duties of the central accountants' office shall be performed by the accountants' office of the Company's General Directorate.

1.3. Document Turnover Organization Procedure, and Accounting Documentation Processing Technology

The Company's document turnover organization rules and procedure, document turnover schedule and source accounting document processing technology, including:
- *source document creation procedure;*
- *source document check procedure;*
- *procedure and timing of transferring the documents for accounting records;*
- *procedure of transferring the documents to the archives, -*

shall are regulated by the Company's bylaws.

The Company shall use unified forms for the source accounting documentation, approved by the State Statistics Committee of Russia.

When recording financial and economic operations, for which no unified forms have been provided for, developed forms of source accounting documents shall be used, that are contained in the Company's bylaws and that include the following obligatory details established by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting":
- *name of document;*
- *date of making up the document;*
- *name of organization, on behalf of which the document was made up;*
- *contents of the economic operation;*
- *indices of the economic operation in kind and in monetary terms;*
- *positions of officials responsible for an economic operation and for correctly recording it;*
- *signatures of said officials.*

The right of signing source accounting documents shall be established by Company's bylaws.

The Company shall use the computer technology of accounting information processing.

Accounting registers with the synthetic and analytical accounts of shipment of and payment for provided services, performed jobs and shipped inventory holdings, fixed assets accounting (Inventory card for fixed assets accounting, Form OS-6) shall be made up using computer facilities and shall be stored in the computer-readable form.

1.4. Procedure of organization and carrying out the inventory of property and liabilities

All property irrespective of location and all kinds of liabilities of the Company are subject to inventory.

The Company shall hold the inventory according to the following timing:

that of fixed assets – at least once in every two years as of 31st October of the year under report;

that of intangible assets – annually as of 30th November of the year under report;

that of capital construction in progress and other capital investments – annually as of 31st October of the year under report;

that of raw materials, components, equipment to be installed, semi-finished products, goods, finished products at warehouses – annually as of 31st October of the year under report;

that of precious metals contained in purchased component parts, articles, instruments, tools and equipment that are being used or are placed in storage areas - annually as of 31st December of the year under report.

that of production in progress – annually as of 31st October of the year under report;

that of deferred income and expenses - annually as of 31st December of the year under report;

that of monies on accounts with bank institutions - annually as of 31st December of the year under report;

that of cash on hand – at least once in a quarter;

that of long-term financial investment – annually as of 30th November of the year under report;

that of short-term financial investment and monetary instruments – on a quarterly basis as of the end of the quarter;

that of settlements with debtors (by enterprises and organizations of ministries and departments funded from budgets of various levels) and of doubtful debt reserve – on a quarterly basis as of the end of the quarter, for other debtors – annually as of 31st October of the year under report;

that of settlements with creditors (in respect of settlements with communication operators) - on a quarterly basis as of the end of the quarter, and with other creditors – once a year as of 31st October of the year under report;

- that of settlements in respect of taxes and obligatory deductions to the budget and off-budget funds, and in respect of target financing - annually as of the end of the year under report;

that of internal settlements – at least once in a quarter;

- that of settlements with personnel and advance holders – annually as of 31st December of the year under report.

- that of other settlements and obligations - annually as of 31st December of the year under report.

To hold the inventory at the level of the Company's General Directorate, Branches and structural units, standing inventory commissions are established, the members of which shall be approved by:

- the General Manager of the Company for the Company's General Directorate;
- the Branch Director for Branches and their structural units.
- Head of the communication centre – for structural units.

A detailed procedure of organizing and holding the inventory of property and liabilities of the Company is set forth in the Provisions on the Procedure of Holding the Inventory of Assets and Liabilities and Measures to Ensure Safety of Assets.

1.5. Procedure for making up the Company's Accounts and Reports

The Company's accounts and reports shall be made up according to the procedure and within the time provided for by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting" and other standard acts of the Russian Federation, regulating the accounting.

The Company's accounts and reports shall be prepared by the accountants' office of the Company's General Directorate on the basis of generalized information on the property, liabilities and operation results, taking into account the information provided by accountants' offices of Regional Branches. Accounts and reports shall be prepared by the accountants' offices of Regional Branches on the basis of the data provided by accountants' offices of structural units.

When accounts and reports are made up, the forms developed by the Company taking into account the recommendation contained in the appropriate standard documents shall be applied.

Internal accounting forms and the procedure of making them up are given in the Methodological Instructions on the Procedure of Forming the Figures of Accounts and Reports at the Svyazinvest group companies.

1.6. The Company's working card of accounts

A single Working Card of Accounts shall be used in the accounting by all units of the Company. (Appendix 1)

The procedure of applying the Single Working Card of Accounts, including the distribution of terms of reference in keeping accounts and control accounts among accountants' services of various levels of the Company's management, shall be regulated by the Instructions on Applying the Single Working Card of Accounts at the Svyazinvest group companies.

Any amendments introduced to the working card of accounts shall be approved by the Company's Chief Accountant.

2. System aspects of the Accounting policy.

2.1. Procedure of accounting of Intangible Assets

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their useful life, by the linear method.

The expected useful life of intangible assets shall be determined when they are recorded, by a specially formed commission, and shall be approved by the General Manager of the Company.

The value of intangible assets items shall be retired by accumulating the amounts of the charged depreciation on account 05 "Depreciation of Intangible Assets".

2.2. Procedure of accounting of Fixed Assets

There is no re-valuation of fixed assets in 2005.

Depreciation by objects of fixed assets shall be charged by the linear method based on the initial value or replacement value (in case of any re-valuations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.

The useful life of fixed assets shall be determined by the fixed assets acceptance commission and shall be approved by the Company's General (Branch) Manager (Head of communication centre).

The useful life of leased fixed assets items shall be determined as equal to the validity period of leasing contract (timing of leasing payments).

For acquired fixed assets that have already been operated, the useful life shall be determined based on the actual operation time and the expected fixed assets useful life in the Company.

Items of fixed assets, the value of which does not exceed 10,000 roubles per unit, as well as books, brochures and the like editions, acquired starting from 01.01.02, shall be written off to production costs (expenses for sale) as they are released to production or operation using account 02 "Depreciation of fixed assets". To ensure safety of such objects in the production or operation, the Company shall exercise a proper control over their flow on account 01 "Fixed Assets".

Books, brochures, periodicals, etc. shall be included in fixed assets, if they are fixed assets of libraries, agencies of scientific and technical information, archives, museums and other similar institutions.

Facilities ready for operation and planned for use within fixed assets shall be recorded, prior to the start of operation, among investments in non-current assets.

Real estate sites, for which capital investment has been completed and respective source accounting documents on acceptance and transfer prepared, shall be accepted for accounting as fixed assets with an individual entry on a separate sub-account to the fixed assets account.

If capital investments in leased fixed assets items are the Lessee's property in compliance with effective leasing contract, then these capital investments shall be accounted as fixed assets.

Wear of fixed assets by fixed assets items (housing fund) that are not subject to depreciation shall be charged uniformly during the year under report

In case of increasing the original cost of an object of fixed assets as a result of upgrading or renovation, the annual amount of depreciation deductions shall be re-calculated proceeding from the depreciated cost of the object increased by the costs of upgrading and renovation and from the remaining time of useful life.

Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

2.3. Inventories Accounting Procedure

The actual prime cost of inventories shall be formed in the accounts and reports of the Company using accounts 15 "Procurement and Acquisition of Stocks of Materials and Capital Equipment" and 16 "Deviation in the Value of Stocks of Materials and Capital Equipment".

Accounting of inventories on accounts 10 "Materials" and 41 "Goods" shall be based on accounting prices.

Inventories (raw materials, components and goods) shall be accepted for accounting at the accounting price, which is deemed to mean here the following:

when inventories are acquired on a paid basis – the supplier's price according to the contract of delivery (sale and purchase);

when inventories are made by the organization itself – the total of actual costs related to the production;

when inventories are contributed as investment in the authorized capital of the Company – the monetary evaluation agreed upon by the founders (participants) of the Company taking into account the requirements of the Law On Joint-Stock Companies;

when inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;

when inventories are received under contracts providing for execution of obligations (payment) in non-monetary funds – the value of assets transferred or to be transferred by the Organization.

Transportation and procurement expenses (TPE) and expenses related to bringing materials to the state, in which they are suitable for use for the purposes provided for by the Company, shall be recorded on account 16 "Deviation in the Value of Materials" irrespective of the percentage of TPE or the value of deviations as compared to the accounting cost of a material.

Goods in retail trade recorded on account 41.02 shall be shown in the accounting at the selling prices.

Costs of procurement and delivery of goods intended for sale through retail and wholesale trading chains shall be recorded within the distribution costs before warehouses in the Company.

Finished products shall be taken into account according to the actual production prime cost of manufacture without using account 40 "Output of Products (Jobs, Services).

Nonexpendable objects, which it is unreasonable to record within fixed assets irrespective of the service life due to inexpediency of objective accounting, shall be recorded within inventories. Such objects include: stationery, crockery, minor household equipment and working tools.

Working clothes and special-purpose tools acquired and owned by the organization shall be accepted for accounting to the amount of the actual costs of acquisition on debit of account 10 "Materials".

Working clothes and special-purpose tools whose value does not exceed 10000 roubles per unit with any period of use, as well as working clothes and special-purpose tools with the useful life not exceeding 12 months with any unit value shall be written off fully to the accounts of costs, as they are transferred for operation.

Working clothes and special-purpose tools whose value exceeds 10000 roubles per unit with the useful life exceeding 12 months shall be recorded, after they are transferred for operation, on the accounts "Working Clothes in Use" and "Special-Purpose Tools in Use" with retirement in equal parts during the useful life.

Retiring inventories shall be valued by the following methods:

according to the average value through determining the actual prime cost of the material at the moment it is released (moving-average valuation), the calculation of such an average evaluation including the quantity and value of the materials as of the start of the month and all receipts until the moment of release.

raw stock;

materials;

finished products;

goods for resale;

According to the prime cost of each unit:

precious metals.

2.4. Procedure of Re-Calculating Assets and Liabilities Expressed in a Foreign Currency

Re-calculation of the value of banknotes at the Company's cashier's office, funds on accounts with lending agencies, monetary instruments and payment documents, short-term securities, monies in settlements (including those under loan liabilities) with legal entities and individuals, balances of funds earmarked for a special purpose and received from the budget or from foreign sources in the framework of technical or other assistance to the Russian Federation in compliance with the appropriate agreements (treaties), expressed in a foreign currency, into roubles shall be effected as of the date of making an operation in the foreign currency and as of the reporting date of making up the accounts and reports.

2.5. Income Records Procedure

For income accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

Primary activities mean the operations directly related to communication services provision. All other activities are secondary.

The normal areas on the Company's operation include:
primary activities:
city telephone communication services;
access to the city telephone network;
provision of local telephone connections (calls) to fixed communication subscribers in cities (provision of a subscriber line for use in cities; passage of local traffic);
provision of local telephone connections from city payphones;
provision of direct lines and connecting lines for use;
other services of the city telephone network (connection, change of owners, etc.);
rural telephone communication services;

access to the rural telephone network;
provision of local telephone connections (calls) to fixed communication subscribers in rural areas (provision of a subscriber line for use in rural areas; passage of local traffic);
provision of local telephone connections from rural payphones;
provision of direct lines and connecting lines for use;
other services of the rural telephone network (connection, change of owners, etc.);
long-distance and international communication services
provision of long-distance telephone connections;
provision of long-distance telephone connections from payphones;
provision of international telephone connections;
provision of long-distance telephone connections from payphones;
provision of long-distance and international channels for use;
other services of long-distance and international communication (conferences, maintenance, etc.);
documentary telecommunication services
inland telegrams;
external telegrams;
provision of telegraph channels for use;
subscriber's telegraphy;
data transmission services;
telematic services;
newspaper pages transmission;
other documentary telecommunication services;
radio communication services;
broadcasting services;
telecasting services;
Internet services;
wired radio services;
using subscriber radio outlets;
provision of access to the wired radio network;
other services of wired radio;
wireless radio communication services;
personal radio call services (paging);
cellular communication services;
other wireless radio communication services;

secondary activities:
services of leasing out Company's assets;
transportation services;
consulting, marketing and engineering services;
manufacture of products for telecommunication facilities;
commercial services;
public catering services;
construction services;
computing services;
publishing (publication of reference books and newspapers);
information services;
education services;
security services;
intermediary (agency, commission) services;
services of providing access to electric power; consumer services;
services of recreational and tourist facilities, and hotel servicing;
advertising;
other types of activities.

Income other than normal operation income shall be considered as other income.

2.6. Expenses Records Procedure

For expenses accounting purposes, the normal areas of the Company's operation shall be subdivided into primary and secondary activities.

There shall be separate accounting of costs by types of services, jobs and products being the objects of calculation.

For distribution purposes, the Company shall use the method of cost accounting by production processes.

A production process means uniquely a defined activity (a sequence of actions or an aggregate of functions and assignments), which is not limited in time and has an identifiable result.

For the purposes of distributing costs into calculation objects, processes are subdivided into basic production processes, auxiliary production processes and joint processes.
Basic production processes include processes performed directly for the provision of communication services.

Auxiliary production processes include processes required for performing basic and joint production processes and indirectly related to the provision of communication services.

Joint production processes include processes required for performing basic production processes, however, not related to the provision of communication services.

Actual natural figures of the Company's production operation, the composition of which is determined in the provisions on expenses accounting, shall be the bases for costs distribution at the Svyazinvest group companies.

All costs related to primary activities are indirect costs, i.e. they are distributed among calculation objects and shall be taken into account by production processes.

Expenses by primary activities shall be recorded on accounts 30 " Basic Production Processes" and 31 "Auxiliary Production Processes".

Costs related to secondary activities shall be recorded on accounts 23 "Auxiliary Production Facilities", 29 "Servicing Production Units and Facilities" and 44 "Expenses for Sale" by areas of activity.

The complete prime cost of provided services, performed jobs and made products shall be calculated without separation of managerial or commercial expenses.

Costs of joint production processes shall be recorded on account 32 "Joint Production Processes".

The costs collected on account 31 "Auxiliary Production Processes" shall be distributed between the basic and joint production processes on accounts 30 "Basic Production Processes" and 32 "Joint Production Processes" on the basis of the data on distribution bases provided by production services at the end of the period under report.

The costs collected on account 30 "Basic Production Processes" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data on distribution bases provided by production services at the end of the period under report, and to account 33 "Equipment Operation Costs" by equipment types of a conventional digital network made up annually by engineering services. Distribution of costs by equipment types shall comply with the calculation data of engineering services on the share of equipment involvement in the basic production processes.

The costs collected on account 33 "Equipment Operation Costs" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data of engineering services on intensity and duration of using each type of equipment in providing a particular service, to be calculated early in each year or in case of any essential changes in the communication network topography.

For the purposes of calculating the prime cost of services, jobs or products of secondary areas of operation, actual expenses for provided services, completed jobs and made products transferred to the warehouse, collected on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities", shall be written off to account 43 "Finished Products" (in case of finished products manufacture), to the respective accounts of production processes (in case of services provision or performance of jobs for primary areas of operation) or to account 90 "Sales", control account 90-04 "Prime Cost of Sales in Secondary Areas of Operation" (in case of services provision or performance of jobs for outside organizations). The debit balance of accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shows the value of the remaining production in progress.

At the end of the period under report, costs placed in account 32 "Joint Production Processes" shall be written off to account 20 "Basic Production" in proportion to the amounts of costs placed in the respective accounts.

At the end of the period under report, costs related to the provision of communication services, collected by types of services on account 20 "Basic Production", shall be written off completely to account 90 "Sales", control account 90-02 "Prime Cost of Sales (by Primary Areas of Operation" with analysis by calculation objects (services).

The procedure of accounting and calculating of the prime cost of products (jobs, services) of secondary areas of operation shall be established by the Company in compliance with the recommendations of industry instructions regulating the said procedure in the industries to which the secondary area of operation in question belongs.

Distribution of the expenses of servicing units and facilities by their operation areas (sales, transfer free of charge, provision of services to other units of the Company) shall be effected in proportion to direct expenses.

The value of fixed assets up to 10000 roubles per unit written off to production costs (expenses for sale) shall be recognized as material expenses, as they are released for production,

2.7. Deferrals Accounting Procedure

Deferrals include the expenses that have been recognized in the period under report, but that cannot be included in the prime cost of sold products, jobs or services of such a period under report, e.g.:

expenses related to payment for leaves of future periods;

Deductions of single social tax;

Expenses for certification and licensing;

insurance expenses;

expenses related to the acquisition of software products and databases under contracts of sale and purchase or contracts of exchange, if such assets do not meet the conditions established for intangible assets;

expenses related to long-term redemption of leased property;

expenses for advertising;

expenses for business trips;

expenses for leased property accounted on the lessor's balance sheet;

other expenses.

Deferrals shall be written off uniformly through respective cover sources during the period, to which they refer. If it is impossible to determine reliably the period, during which incurred expenses must be written off, the calculation period shall be established by a specially formed commission and shall be approved by the appropriate order of the General (Branch) Manager (Head of communication centre) or authorized official.

Expenses related to the acquisition of software products and databases and expenses related to long-term redemption of leased property shall be classified as other non-circulating assets for the purpose of making up accounts and reports.

2.8. Settlements Accounting Procedure

Settlements in non-monetary funds shall be recorded separately using account 76.15 "Settlements in non-monetary funds".

The organization shall transfer the long-term debt (accounts receivable and payable) to the short-term debt 365 days before the debt re-payment date according to the contract.

Capital advances shall be classified as other non-circulating assets for the purpose of making up accounts and reports.

Long-term and short-term accounts payable expressed in conventional monetary units shall be revaluated as of the end of the quarter under report.

2.9. Received Credits and Loans Accounting Procedure

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

If the Company receives a long-term loan under a contract, the terms of which provide for a periodical repayment of the loan amount, then, 365 days before repayment of each part of the loan, it shall be transferred to the short-term portion of the long-term debt, to the corresponding control account of account 66 "Settlements under Short-Term Credits and Loans".

If an agreement of prolonging a contract of short-term loan or postponing the date of repaying the short-term portion of the long-term loan debt is made so that the repayment period of the loan or its said portion exceeds 365 days, the total amount of debt under the loan or its partial repayment must be transferred from the short-term debt to the long-term debt (to the corresponding control account of account 67 "Settlements under Long-Term Credits and Loans").

The income due to the lender in the form of interest shall be accrued uniformly (on a monthly basis) in compliance with the rate determined in the contract. If, according to the terms of a contract, interest is to be paid other than on the last day of the month, then there shall be an extra charge of debt to the creditor by the amount of interest as of the end of the month.

For loans obtained in the monetary form and through issuing own notes of the Company, the amount of the discount due to the noteholder shall be included in the deferrals, with subsequent writing off to operating expenses on the monthly basis in equal parts during the notes circulation period.

For notes having the reservation "at sight, however, not earlier than", the circulation period, based on which the discount as of the end of the reporting period is determined, shall be the expected notes circulation period determined in compliance with the laws on notes (365 (366) days plus the time from the date of making the note till the minimum date of presenting a note for payment).

For loans received in the monetary form and attracted by issuing Company's bonds, in case of sale of issued bonds at a price differing from their face value (with a discount), the amount of the discount is included in deferred expenses, with subsequent writing off to operating expenses on a monthly basis in equal parts during the bonds circulation period.

Extra expenses related to receiving loans or credits, or floating loan obligations, shall be included in operating expenses in the reporting period, in which the said costs were incurred.

For obtained credits and loans expressed in conventional monetary units or a foreign currency and subject to repayment in roubles, the value of the liabilities in the principal amount, as well as the interest due, shall be re-

calculated in the accounting according to the exchange rate of the Central Bank of the Russian Federation applicable as of the date of report.

2.10. Procedure of Organizing the Accounting of Internal Settlements and Transfer of Information by Separate Units

For accounting of the internal turnover, the Company shall use account 79 "Internal Settlements".

All financial and economic operations between Company's units shall be transacted on the basis of letters of advice through the higher level of management. Operations between structural units of branches shall be transacted through the respective branches. Operations between branches shall be transacted through the Company's General Manager.

2.11. Special-Purpose Funds Formation Procedure

The Company shall not create any funds from profit remaining at its disposal, except for the cases when creating such funds is provided for by the legislation or by the incorporation documents of the Company. In such a case, the procedure of creating and using them is determined on the basis of the decision of the general meeting of the Company's shareholders, taking into account the requirements of the Federal Law On Joint-Stock Companies.

2.12. Procedure of Creating and Using Reserves

The Company shall create the following reserves:

reserve for financial investments depreciation (as of the end of the year);
doubtful debt reserves (on a quarterly basis);
reserves for forthcoming costs (on a monthly basis);)
contingent liabilities reserves.

Doubtful debt reserve shall be created on a quarterly basis prior to making up accounts and reports in respect of doubtful debts.

A doubtful debt reserve shall be formed based on the results of accounts receivable stock-taking. Doubtful debt means here accounts receivable that have not been repaid within the timing set forth in the contract and are not secured by any pledge, surety or bank guarantee.

The reserve shall be created in the amount of 100% of the total debt regarding all unpaid debts, the payment of which was outstanding 90 and more days. No reserve shall be created for debts, the payment of which is delayed by less than 90 days.

Doubtful debt reserves shall be created in compliance with the Provisions on the procedure for forming reserves of forthcoming costs, their use and document execution, approved by the Company's General Manager.

2.13. State Aid Accounting Procedure

Budgetary funds (subventions, subsidies) shall be recognized in accounting as monetary funds and resources other than monetary funds are actually received.

2.14. Financial Investment Accounting Procedure

For the purposes of accounting, financial investment shall be classified by types of investment and its urgency.

In case of sale or other withdrawal (including retirement of securities), withdrawn issued securities shall be evaluated by the method of the value of the securities that are acquired first (FIFO), while withdrawn non-issued securities shall be evaluated according to the actual value of each of the securities.

By the term, investment can be divided into:

long-term investment - investment made with the intention of gaining an income over 12 months after the reporting date, if its repayment period exceeds 12 months after the reporting date;

short-term investment:

investment made without the intention of gaining an income more than 12 months;

investment, the established repayment period of which does not exceed 12 months after the reporting date;

securities acquired for resale, irrespective of their retirement time.

Long-term financial investment is to be transferred to short-term investment:

due to a change in the intentions of gaining an income more than 12 months after the reporting date;

if the period before its repayment becomes not more than 12 months after the reporting date.

Short-term financial investment, the established repayment period of which exceeds 12 months after the reporting date, is to be transferred to long-term investment (to the respective control account) in case of a change in the initial intention of gaining an income for not more than 12 months after the reporting date.

The term of investment shall be evaluated by the division appointed by the order of the Company's chief official and shall be recorded in the document handed over to the accountants' office according to the form established by the Company.

The original cost of financial investments acquired on a paid basis is formed to the amount of the actual costs related to acquiring them.

The original cost of financial investments acquired under contracts providing for payment in roubles to the amount equivalent to an amount in a foreign currency (conventional monetary units) is formed taking into account the amount differences arising prior to acceptance of assets as financial investments.

For debt securities, the difference between the sum total of actual expenses for acquisition of the security and its face value is not included in the financial results.

The value of finance investments, the current market value of which can be determined according to the established procedure, shall be adjusted on a quarterly basis.

2.15. Expenses Accounting Procedure for research, design and process work

When reports are made, completed research, design and technological works, for which results have been obtained and which are not subject to legal protection under the active law or are subject to legal protection, however, are not formalized according to the procedure established by the law, shall be considered as other non-current assets.

Expenses for R&D shall be written off using the linear method into expenses for normal activities starting from the 1st day of the month following the month, in which the actual use of the obtained results was started in the manufacture of products, provision of services or for managerial needs.

The time for retirement of expenses for R&D shall be established when they are completed, by a specially formed commission and shall be approved by an appropriate order within the time, during which economic benefits (income) are expected, however, no longer than 3 years.

Chief accountant of OJSC NWT _______________ *M.M. Semchenko*